Exhibit (a)-(1)

November 13, 2023

LETTER TO THE STOCKHOLDERS OF NAVIOS MARITIME HOLDINGS INC. FROM THE CHAIRMAN OF THE SPECIAL COMMITTEE:

Dear Stockholders of Navios Maritime Holdings Inc.:

You are cordially invited to attend a special meeting (including any adjournments or postponements thereof, the “Special Meeting”) of the stockholders of Navios Maritime Holdings Inc. (the “Company”) to be held at the offices of the Company located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on Wednesday, December 13, 2023, at 9:00 a.m., local time. The Notice of Special Meeting, the accompanying proxy statement and related materials can also be found at https://www.cstproxy.com/naviosmaritimeholdings/2023.

On October 22, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with N Logistics Holdings Corporation (“NLHC”), a company affiliated with the Company’s Chairwoman and Chief Executive Officer, Angeliki Frangou, Navigation Merger Sub Inc., a wholly owned subsidiary of NLHC (“Merger Sub”), and, for limited purposes, N Shipmanagement Acquisition Corp. (“NSC”), another company affiliated with Ms. Frangou. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), with the Company becoming a subsidiary of NLHC upon consummation of the Merger.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.0001 per share, of the Company (such shares, the “Company Common Stock”) outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by (i) the Company or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive $2.28 per share in cash (the “Per Share Merger Consideration”), without interest and less any required withholding taxes.

The Per Share Merger Consideration of  $2.28 in cash, represents a premium of approximately 43% to the $1.60 closing price of the shares of Company Common Stock on September 12, 2023, the last trading day before the Company’s announcement of an offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire all of the shares of Company Common Stock not already owned by NLHC for $1.84 per share, and a premium of approximately 21% to the $1.89 closing price of the shares of Company Common Stock on October 20, 2023, the last trading day before the Company’s announcement of the Merger Agreement.

The Merger Agreement was negotiated and unanimously approved by a special committee of the board of directors of the Company consisting solely of independent and disinterested directors (the “Special Committee”). The Merger Agreement was also approved by the Company’s board of directors (the “Company Board”) by unanimous vote of the directors not affiliated with NLHC or its affiliates.

The proposed Merger is a “going private” transaction under the rules of the U.S. Securities and Exchange Commission (the “SEC”). If the Merger is completed, all of the shares of Company Common Stock will cease to be publicly traded and will be owned by NLHC.

The Special Committee unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and the holders of Company Common Stock (other than NLHC and its affiliates); (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the Company’s stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger.

The Company Board, acting upon the unanimous recommendation of the Special Committee, by unanimous vote of the directors not affiliated with NLHC or its affiliates, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement be submitted to the Company’s stockholders for approval at the Special Meeting and recommended that the stockholders approve and adopt the Merger Agreement and approve the Merger.

At the Special Meeting, the Company will ask you to vote on a proposal to approve and adopt the Merger Agreement and approve the Merger (the “Merger Agreement Proposal”). The Merger Agreement and the Merger have been unanimously approved and recommended by the Special Committee. Based on the unanimous recommendation of the Special Committee, the Company Board, by unanimous vote of the directors not affiliated with NLHC or its affiliates, recommends that stockholders vote “FOR” the Merger Agreement Proposal.

In order for the Merger to be completed, the Merger Agreement and the transactions contemplated thereby, including the Merger, must be authorized and approved by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class. Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger, NSC, the holder of shares of the Company representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of the Company will be required to vote or cause to be voted the shares of the Company beneficially owned by it and its affiliates in favor of the Merger Agreement Proposal.

In the materials accompanying this letter, you will find a Notice of Special Meeting of stockholders, a proxy statement relating to the actions to be taken by holders of Company Common Stock and Series I Preferred Stock at the Special Meeting or any adjournment or postponement thereof and a proxy card. The proxy statement includes other important information about the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company encourages you to read the entire proxy statement, including the annexes and the documents referred to or incorporated by reference in the proxy statement, carefully. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement. You may also obtain additional information about the Company from documents the Company has filed with the SEC.

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY CARD PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY CARD RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE MERGER AGREEMENT PROPOSAL. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE, THE FAILURE TO INSTRUCT YOUR BROKER, BANK OR OTHER NOMINEE TO VOTE YOUR SHARES “FOR” APPROVAL OF THE MERGER AGREEMENT PROPOSAL WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” APPROVAL OF THE MERGER AGREEMENT PROPOSAL.

Very truly yours,

/s/ George Malanga
George Malanga
Chairman of the Special Committee of Navios Maritime Holdings Inc.

Neither the United States Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved the Merger, passed upon the merits or fairness of the Merger or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated November 13, 2023, and together with the enclosed form of proxy card, is first being mailed to holders of Company Common Stock and Series I Preferred Stock on or about November 13, 2023.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Notice is hereby given that a special meeting of the stockholders (including any adjournments or postponements thereof, the “Special Meeting”) of Navios Maritime Holdings Inc. (the “Company”) will be held at the offices of Navios Maritime Holdings Inc., located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on Wednesday, December 13, 2023, at 9:00 a.m., local time, to:

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Consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 22, 2023 (as may be amended from time to time, the “Merger Agreement”), by and among the Company, N Logistics Holdings Corporation (“NLHC”), Navigation Merger Sub Inc. (“Merger Sub”), and, for limited purposes, N Shipmanagement Acquisition Corp., a copy of which is attached as Annex A to the accompanying proxy statement, and the transactions contemplated thereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and a subsidiary of NLHC (such proposal, “Merger Agreement Proposal”).

The record date for the Special Meeting is November 3, 2023 (the “Record Date”). Only holders of record of shares of Company Common Stock and Series I Preferred Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Special Meeting, please read the enclosed proxy statement and complete, sign, date, and return the enclosed proxy card as soon as possible to ensure your representation at the Special Meeting. We have provided a postage-paid envelope for your convenience. You can also vote by Internet by following the instructions on your proxy card. If you plan to attend the Special Meeting and prefer to vote in person, you may still do so even if you have already returned your proxy card. Your vote is very important, regardless of the number of shares of Company Common Stock or Series I Preferred Stock that you own. Accordingly, please submit your proxy whether or not you plan to attend the Special Meeting in person. Proxies must be received by 11:59 p.m., New York time, on December 12, 2023, the day before the Special Meeting. If you hold shares of Company Common Stock through an account with a bank, broker, trust or other nominee, please follow the instructions you receive from your bank, broker, trust or other nominee to vote your shares.

ANY SIGNED PROXY CARD RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE MERGER AGREEMENT PROPOSAL. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE, THE FAILURE TO INSTRUCT YOUR BROKER, BANK OR OTHER NOMINEE TO VOTE YOUR SHARES “FOR” APPROVAL OF THE MERGER AGREEMENT PROPOSAL WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” APPROVAL OF THE MERGER AGREEMENT PROPOSAL.

The proxy statement that accompanies this notice provides extensive information about the Special Meeting, the Merger Agreement and the transactions contemplated thereby, including the Merger. We encourage you to read the entire proxy statement and its annexes, including the Merger Agreement and the documents referred to or incorporated by reference in the proxy statement, carefully and in their entirety. A copy of the Merger Agreement is included in the proxy statement as Annex A. You may also obtain additional information about the Company from other documents we have filed with the U.S. Securities and Exchange Commission (the “SEC”).

If you have questions about the Merger or the Special Meeting, need additional copies of the proxy statement or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Maritime Holdings Inc. by writing to Vasiliki (Villy) Papaefthymiou, Secretary, Navios Maritime Holdings Inc., Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, or by telephone at +1 345 232 3066.

By Order of the Board of Directors,

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou
Secretary

November 13, 2023

Grand Cayman, Cayman Islands

PROXY STATEMENT

Dated November 13, 2023

SUMMARY VOTING INSTRUCTIONS

PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD TODAY!

Record Holders

Whether you plan to attend the Special Meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the Special Meeting. If you hold book-entry shares of Company Common Stock that are registered directly in your name on the books and records of our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates representing shares of Company Common Stock, you may vote:

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By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by the Company Board.

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Via the Internet. This proxy statement is accompanied by a proxy card with instructions for how to submit your vote. You may vote via the Internet by accessing the Internet address as specified on the enclosed proxy card by the deadlines set forth on the card. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card.

•	In person at the meeting. If you attend the Special Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

“Street Name” Holders

If your shares of Company Common Stock are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

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In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

If you have questions about the Merger or the Special Meeting, need additional copies of this proxy statement or need to obtain proxy cards or other information related to the proxy solicitation, please contact Navios Maritime Holdings Inc. at:

Navios Maritime Holdings Inc.

Attn: Vasiliki (Villy) Papaefthymiou, Secretary

Strathvale House

90 N Church Street, Grand Cayman, KY1-1104

Cayman Islands

Telephone: +1 345 232 3066

Email: legal_corp@navios.com

If a bank, broker or other nominee holds your shares of Company Common Stock, then you should also contact your bank, broker or other nominee for additional information.

SUMMARY TERM SHEET	1

The Parties to the Merger Agreement	1

Certain Effects of the Merger	2

Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders; Recommendations of the Special Committee; Recommendations of the Company Board	2

Opinion of the Financial Advisor to the Special Committee	4

Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders	5

The Special Meeting	5

Record Date and Quorum	5

Required Stockholder Vote for the Merger	6

Interests of Certain Persons in the Merger	6

Material U.S. Federal Income Tax Consequences of the Merger	7

The Merger Agreement	7

Source of Funds	9

No Appraisal Rights	9

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER AGREEMENT PROPOSAL	10

SPECIAL FACTORS	16

Background of the Merger	16

Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders	20

Recommendation of the Special Committee	24

Recommendation of the Company Board	25

Financial Projections Prepared by the Company	25

Opinion of the Financial Advisor to the Special Committee	27

Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders	36

Certain Effects of the Merger	41

Interests of Certain Persons in the Merger	42

Plans for the Company if the Merger is Not Completed	44

Estimated Fees and Expenses of the Merger	44

Litigation Related to the Merger	44

Material Tax Considerations	45

Source of Funds	49

Anticipated Accounting Treatment of Transaction	49

No Appraisal Rights	49

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	50

THE PARTIES TO THE MERGER	52

N Logistics Holdings Corporation	52

Navigation Merger Sub Inc.	52

N Shipmanagement Acquisition Corp.	52

Navios Maritime Holdings Inc.	52

THE SPECIAL MEETING	53

Date, Time and Place	53

Record Date and Quorum	53

Required Vote	54

Voting; Proxies	54

Revocation of Proxies	57

Solicitation of Proxies; Payment of Solicitation Expenses	57

Adjournments	57

Other Information	58

THE MERGER AGREEMENT PROPOSAL	59

THE MERGER AGREEMENT	60

Explanatory Note Regarding the Merger Agreement	60

The Merger	60

Representations and Warranties	63

Conduct of Business Pending the Merger	65

Additional Agreements	66

Conditions to Completion of the Merger	73

Termination	74

Termination Fees	76

Effect of Termination	76

Expenses	76

Specific Performance	77

Amendments; Waivers	77

Governing Law	77

PROVISIONS FOR PUBLIC STOCKHOLDERS	78

ADDITIONAL INFORMATION REGARDING THE COMPANY	79

Company Background	79

Information Regarding the Company’s Directors and Executive Officers	79

Prior Public Offerings	83

Summary Historical Consolidated Financial Data	83

Market Price of the Shares of Company Common Stock and Dividends	84

Security Ownership of Management and Certain Beneficial Owners	85

Transactions in Common Stock	86

Arrangements of the Buyer Group Involving the Company’s Securities	87

ADDITIONAL INFORMATION REGARDING THE BUYER GROUP	89

Information Regarding the Buyer Group	89

Directors and Executive Officers	89

WHERE YOU CAN FIND MORE INFORMATION	90

ANNEXES

Annex A - Agreement and Plan of Merger

Annex B - Opinion of Jefferies LLC

GLOSSARY

Unless otherwise indicated or as the context otherwise indicates, when used in this proxy statement:

•	“book-entry shares” refers to non-certificated shares of Company Common Stock represented by book-entry;

•	“Buyer Group” refers to NLHC, NSC, Ms. Angeliki Frangou and Merger Sub, collectively;

•	“Closing Date” refers to date on which the Merger is completed;

•	“Code” means the United States Internal Revenue Code of 1986, as amended;

•	The “Company,” “Navios Holdings,” “we,” “us” and “our” refer to Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands;

•	“Company Board” refers to the board of directors of the Company;

•	“Company Charter Documents” means the articles of incorporation (including the certificates of designation applicable to the Preferred Stock) and bylaws of the Company;

•	“Company Common Stock” refers to shares of common stock, $0.0001 par value, of the Company;

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“Convertible Debenture” means the Convertible Debenture, dated January 3, 2022, by and between the Company and NSC (as transferee of Navios Shipmanagement Holdings Corporation), as amended by the Convertible Debenture Amendment;

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“Convertible Debenture Amendment” means Amendment No. 1 to the Convertible Debenture, dated as of October 22, 2023, by and between the Company and NSC (as transferee of Navios Shipmanagement Holdings Corporation);

•	“Effective Time” refers to the effective time of the Merger;

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“Merger” refers to the Merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and a subsidiary of NLHC, pursuant to the Merger Agreement;

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“Merger Agreement” refers to the Agreement and Plan of Merger, dated October 22, 2023, by and among the Company, NLHC, Merger Sub and, for limited purposes, NSC, a copy of which is included as Annex A to this proxy statement;

•	“IRS” refers to the U.S. Internal Revenue Service;

•	“mark-to-market election” means the election described in Section 1296 of the Code;

•	“Merger Agreement Proposal” refers to the proposal for the stockholders of the Company to approve and adopt the Merger Agreement and approve the Merger;

•	“Merger Consideration” refers to $2.28 per share of Company Common Stock in cash, without interest and less any required withholding taxes;

•	“Merger Sub” refers to Navigation Merger Sub Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of NLHC;

•	“NLHC” means N Logistics Holdings Corporation, a corporation organized under the laws of the Republic of the Marshall Islands;

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“Non-U.S. Holder” refers to a beneficial owner of shares of Company common stock that is not a U.S. Holder and is not an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes;

•	“NSC” means N Shipmanagement Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands;

•	“NYSE” means the New York Stock Exchange;

•	“PFIC” means a “passive foreign investment company,” as defined in Section 1297(a) of the Code;

•	“Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company;

•	“public stockholders” refers to holders of Company Common Stock who are not affiliates of any member of the Buyer Group or the Company;

•	“Record Date” refers to November 3, 2023;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“Series G Preferred Stock” means the shares of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, of the Company;

•	“Series H Preferred Stock” means the shares of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, of the Company;

•	“Series I Preferred Stock” means the shares of Series I Non-Economic Preferred Stock, par value $0.0001 per share, of the Company;

•	“Special Committee” refers to the special committee of the Company Board consisting solely of independent and disinterested directors of the Company;

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“Special Meeting” refers to the meeting of the stockholders of the Company (including any adjournments or postponements thereof) to be held to consider the authorization and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; and

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“U.S. Holder” refers to a beneficial owner of shares of Company common stock that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of that income or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

SUMMARY TERM SHEET

This Summary Term Sheet discusses certain material information contained in this proxy statement, including with respect to the Merger Agreement. The Company encourages you to read carefully the entirety of this proxy statement, which is first being mailed to stockholders of the Company on or about November 13, 2023, including its annexes and the documents referred to or incorporated by reference in this proxy statement, as this Summary Term Sheet may not contain all of the information that may be important to you. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 90.

The proposed Merger is a “going private” transaction under the rules of the SEC. If the Merger is completed, all of the shares of Company Common Stock will cease to be publicly traded and will be owned by NLHC.

The Parties to the Merger Agreement

N Logistics Holdings Corporation

NLHC is a corporation organized under the laws of the Republic of the Marshall Islands, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NLHC is acting as an investment holding company. NLHC is controlled by Ms. Frangou. See “Additional Information Regarding Buyer Group–Information Regarding Buyer Group” beginning on page 89.

Navigation Merger Sub Inc.

Merger Sub is a corporation organized under the laws of the Republic of the Marshall Islands, and its principal business address is c/o N Logistics Holdings Corporation, 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). Merger Sub is a wholly owned subsidiary of NLHC and was formed solely for the purpose of engaging in the Merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the Merger and other related transactions. See “Additional Information Regarding Buyer Group–Information Regarding Buyer Group” beginning on page 89.

N Shipmanagement Acquisition Corp.

NSC is a corporation organized under the laws of the Republic of the Marshall Islands, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NSC is acting as an investment holding company. NSC is controlled by Ms. Frangou. See “Additional Information Regarding Buyer Group–Information Regarding Buyer Group” beginning on page 89.

Navios Maritime Holdings Inc.

The Company is a corporation organized under the laws of the Republic of the Marshall Islands. The Company’s principal executive office and principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, and its telephone number is +1 345 232 3067.

The Company owns a 63.8% controlling equity stake in Navios South American Logistics Inc. (“Navios Logistics”). Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the region (the “Hidrovia region”), and on the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three existing port storage and transfer facilities (the “Port Terminal Business”). The Port Terminal Business comprises its grain port terminal (the “Grain Port Terminal”), which supports agricultural and forest-related exports; its iron-ore port terminal (the “Iron Ore Port Terminal”), which supports mineral-related exports; and its liquid port terminal (the “Liquid Port Terminal”), with tank storage for refined petroleum products. The Grain Port Terminal and the Iron Ore Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San

Antonio, Paraguay. Since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira. Navios Logistics complements these three port terminals with a diverse fleet of 271 barges and 30 pushboats that operate in its barge business, and six vessels, comprising five tankers and one river and estuary product tanker, all of which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas). The Company also owns an interest in Navios Maritime Partners L.P., an international shipping company listed on the NYSE, which owns and operates dry cargo and tanker vessels. See “Additional Information Regarding the Company” beginning on page 79. For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of our Annual Report.

Certain Effects of the Merger

Pursuant to the Merger Agreement, upon completion of the Merger, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by (i) the Company (including as treasury stock) or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive the Merger Consideration of  $2.28 per share of Company Common Stock in cash, without interest and less any required withholding taxes. For further information about the treatment of Company Common Stock, Preferred Stock or the treatment of equity awards in the Merger, see the sections entitled “The Merger Agreement—The Merger—Consideration to be Received in the Merger,” beginning on page 61, “The Merger Agreement—The Merger—Treatment of Preferred Stock,” beginning on page 61, and “The Merger Agreement—The Merger—Treatment of Company Equity Awards,” beginning on page 62.

The Merger Agreement provides that, at the closing of the Merger, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence as the surviving corporation in the Merger (the “Surviving Corporation”) and a subsidiary of NLHC.

Following completion of the Merger, the shares of Company Common Stock will cease to be listed on the NYSE and will be deregistered under the Exchange Act. The Company’s public stockholders immediately prior to the Effective Time will cease to own any shares of Company Common Stock or have rights as common stockholders of the Company, and there will be no public market for the Company Common Stock.

For a further discussion of the effects of the Merger, see the section entitled “Special Factors—Certain Effects of the Merger.”

Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders; Recommendations of the Special Committee; Recommendations of the Company Board

Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders

The Company Board formed the Special Committee consisting of Spyridon Magoulas and George Malanga, each of whom was determined by the Company Board to be independent and not affiliated with the Buyer Group. The Company Board authorized the Special Committee to exercise all power and authority of the Company Board that may be delegated with respect to the Proposed Transaction, including the power and authority to consider, review and evaluate and, if the Committee deemed it appropriate, negotiate and implement the terms and conditions of a possible transaction with the Buyer Group, and the forms, terms and conditions of the definitive agreements in connection therewith and determine the advisability of the possible transaction with the Buyer Group; determine and provide a recommendation with respect to whether a possible transaction with the Buyer Group is fair to, and in the best interests of, the Company’s public stockholders; and select and retain, at the Company’s expense, one or more independent advisors to advise and assist the Special Committee in considering the Proposed Transaction. The Company Board also resolved that it would not approve a transaction with the Buyer Group unless it was recommended by the Special Committee.

The Special Committee retained its own independent financial and legal advisors who have extensive experience with transactions similar to the Merger and who assisted the Special Committee in evaluating the Merger Agreement and the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and in negotiating with the Buyer Group and its advisors.

The Special Committee, acting with the advice and assistance of its independent legal and financial advisor, evaluated and negotiated the Merger, including the terms and conditions of the Merger Agreement and the Convertible Debenture Amendment, and unanimously (i) determined that the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the public stockholders; (ii) declared advisable and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the Convertible Debenture Amendment and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger.

In evaluating the fairness and advisability of the Merger Agreement, the Special Committee considered information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and a prospective basis, as well as current industry, economic and market conditions and trends. In reaching their determinations and making their recommendations, both the Special Committee and the Company Board relied on the Company’s management to provide factual financial information, projections and assumptions, based on the best information available to management at that time, as the starting point for their analyses. The Special Committee considered the financial analyses and fairness opinion of Jefferies LLC (“Jefferies”), which the Special Committee has adopted as its own, in reaching its determination as to the advisability and fairness of the Merger Agreement (including the Merger Consideration) and the Merger.

The Special Committee also considered the following factors as being generally supportive of its determination and recommendations:

•	the current and historical market prices of the Company Common Stock;

•

the business, operations, financial condition, earnings and prospects of the Company, in light of the fact that the Buyer Group owns a majority of the Company’s voting power and therefore controls the Company;

•	the opportunities and risks of continuing as a company controlled by the Buyer Group with the shares of Company Common Stock continuing to be publicly traded;

•

the belief by the Special Committee that the Merger Consideration of $2.28 per share was the highest price that could be obtained from the Buyer Group, that the terms of the Merger Agreement were the most favorable terms the Buyer Group would be willing to agree to and that further negotiations would run the risk of causing the Buyer Group to abandon the transaction altogether in which event the public stockholders would likely lose the opportunity to accept the premium being offered;

•

that the Special Committee was able to negotiate an effective increase in the Merger Consideration of $0.44 per share from the $1.84 per share consideration offered in the initial proposal from the Buyer Group, representing an increase of approximately 24%;

•	the fact that the public stockholders will receive cash for their shares and will therefore have immediate liquidity;

•

the financial analysis of Jefferies and the oral opinion delivered by Jefferies to the Special Committee, which was subsequently confirmed by the written opinion of Jefferies, dated October 22, 2023, to the Special Committee;

•	the terms of the Merger Agreement, including that the obligations of the Buyer Group to complete the Merger are subject to limited conditions and are not conditioned upon receipt of financing; and

•

the additional factors described in detail under “Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders” beginning on page 20.

The Special Committee’s decision to approve the Merger at this time on behalf of the Company was also motivated by the fact that the Buyer Group was willing at this time to enter into the Merger Agreement at the $2.28 per share price the Special Committee negotiated. Based on discussions with the Buyer Group, it was the view of the Special Committee that there was a meaningful risk that, if it failed to approve the proposed Merger at this time, the Buyer Group was unlikely to agree to the proposed price or a higher price in the future. The reasons for the Buyer Group’s decision to propose the Merger at this time, are described under “Special Factors-Buyer Group’s Purposes and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Stockholders” beginning on page 36.

Recommendation of the Special Committee

The Special Committee unanimously (i) determined that the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and the public stockholders; (ii) declared advisable and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the Convertible Debenture Amendment and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger. The Special Committee recommends that the stockholders of the Company vote “FOR” the Merger Agreement Proposal.

Recommendation of the Company Board

The Company Board, acting upon the unanimous recommendation of the Special Committee, by unanimous vote of the directors not affiliated with NLHC or its affiliates: (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Convertible Debenture Amendment and the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement be submitted to the stockholders for approval at the Special Meeting and recommended that the stockholders approve and adopt the Merger Agreement and approve the Merger. In reaching its decision, the Company Board adopted as its own the analyses performed by or on behalf of the Special Committee as well as conclusions reached by the Special Committee regarding the Merger Agreement, and the transactions contemplated thereby, including the Convertible Debenture Amendment and the Merger, and the Company determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Company Board. The Company Board, acting upon the unanimous recommendation of the Special Committee, recommends that the stockholders of the Company vote “FOR” the Merger Agreement Proposal.

Opinion of the Financial Advisor to the Special Committee

The Special Committee retained Jefferies as its financial advisor in connection with the Merger. In connection with this engagement, the Special Committee requested that Jefferies evaluate the fairness, from a financial point of view, to holders of Company Common Stock, other than shares held by the Buyer Group and its affiliates, of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. At a meeting of the Special Committee held on October 22, 2023, Jefferies rendered its opinion to the Special Committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Merger Consideration to be received by holders of Company Common Stock (other than the Buyer Group and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex B to this Proxy Statement and is incorporated herein by reference. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Special Committee and for reliance upon by the Company Board (each, in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view and did not address any other aspect of the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or any term, aspect or implication of any other agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the Merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Special Committee, the Company Board or any holder of Company Common Stock should act or vote on the Merger or any other matter related thereto.

For a more complete description, see the section entitled “Special Factors-Opinion of the Financial Advisor to the Special Committee” beginning on page 27.

Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders

Buyer Group’s Purposes and Reasons for the Merger

The Buyer Group’s purpose for engaging in the Merger is to cause all shares of the Company Common Stock to be owned by NLHC and for the Company to no longer have shares of Company Common Stock that are publicly traded. See “Special Factors–Buyer Group’s Purposes and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Stockholders” beginning on page 36 for an additional discussion as to why the Buyer Group is pursuing the Merger at this time.

Position of the Buyer Group as to the Fairness of the Merger to Public Stockholders

The Buyer Group believes that the Merger is fair (both substantively and procedurally) to the public stockholders. In arriving at their position as to the fairness of the Merger, the Buyer Group considered the factors discussed in the section entitled “Special Factors– Buyer Group’s Purposes and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Stockholders” beginning on page 36.

The Special Meeting

The Special Meeting will be held at the offices of the Company located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on Wednesday, December 13, 2023, at 9:00 a.m., local time, unless adjourned or postponed to a later time.

For additional information regarding the Special Meeting, see the section entitled “The Special Meeting” beginning on page 53.

Record Date and Quorum

The holders of record of the shares of Company Common Stock and Series I Preferred Stock as of the close of business on November 3, 2023, which has been fixed as the Record Date, are entitled to receive notice of, and to vote at, the Special Meeting. As of the Record Date, there were 22,826,450 shares of Company Common Stock issued and outstanding, each entitling its holder to one vote, and there were 1,000 shares of Series I Preferred Stock issued and outstanding, which, in the aggregate, entitle NSC, the sole holder of record and beneficial owner of all of the shares of Series I Preferred Stock to cast a total of 31,267,033 votes.

The Company will have a quorum and will be able to conduct the business of the Special Meeting if the holders of shares of Company Common Stock and Series I Preferred Stock representing at least one third of the votes entitled to be cast at the Special Meeting are present at the Special Meeting, either in person or by proxy. Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock assures a quorum will be present at the Special Meeting.

Required Stockholder Vote for the Merger

We cannot complete the Merger without the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class. The approval of the Merger Agreement Proposal is a condition to the parties’ obligations to consummate the Merger. Your failure to vote your shares of Company Common Stock or your abstention from voting on the Merger Agreement Proposal will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

If you are a holder of any of the Company’s outstanding shares of Series G Preferred Stock or Series H Preferred Stock, you do not have a right to vote on the Merger Agreement Proposal as a holder of such shares.

Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement will provide sufficient votes to assure that the Merger Agreement Proposal will be approved.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Company Board, you should be aware that certain of the Company’s officers and directors and NLHC and its affiliates have interests in the Merger that are different from, or are in addition to, the interests of the public stockholders generally. The Special Committee and the Company Board were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the Merger. These interests, which are discussed in detail in the section entitled “Special Factors–Interests of Certain Persons in the Merger,” beginning on page 42, include the following:

•

Each of NLHC and NSC is controlled by Ms. Angeliki Frangou, the Company’s Chairwoman and Chief Executive Officer, who is also a Director of the Company Board, and, after giving effect to the Merger, NLHC will own all of the outstanding shares of Company Common Stock and NSC will continue to own all of the outstanding shares of Series I Preferred Stock and the Convertible Debenture. Because the shares of Company Common Stock will not be listed on the New York Stock Exchange after the Merger, under the terms of the Convertible Debenture (without giving effect to the Convertible Debenture Amendment), an event of default would have occurred within five days after the closing of the Merger, entitling NSC to repayment of all of the outstanding principal and accrued interest under the Convertible Debenture (approximately $121.2 million, in the aggregate, as of June 30, 2023). The Convertible Debenture Amendment provides that such event of default and right to repayment by NSC will not occur for 45 days after the closing of the Merger.

•

Ms. Vasiliki Papaefthymiou, a Director of the Company Board and its Executive Vice President-Legal, also serves as an officer of Navios Shipmanagement Holdings Corporation and Navios Maritime Partners L.P., which are both affiliates of Ms. Frangou;

•

Mr. Shunji Sasada, a Director of the Company Board also serves as President of each of Navios Corporation and Navios Maritime Partners L.P., which are both affiliates of Ms. Frangou, and as a Director of Navios Maritime Partners L.P.

•

the Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation shall, and NLHC shall cause the Surviving Corporation to, indemnify and hold harmless (i) each of the Company and its wholly-owned subsidiaries’ present and former officers and directors against all costs paid in connection with any claim based on the fact that such individual is or was the Company’s, or one of its subsidiaries’, officers or directors and arising out of or pertaining to any action or omission occurring at or before the Effective Time, and (ii) subject to certain exceptions, any person who is or was serving, or at any time prior to the Effective Time serves, at the request of the Company or any of its subsidiaries as an officer, director, member, partner, agent, fiduciary or trustee of another person;

•	each member of the Special Committee was reimbursed for their reasonable out-of-pocket travel and other expenses in connection with their service on the Special Committee; and

•

Navios Shipmanagement Inc., a company controlled by Ms. Frangou, provides administrative services to the Company and its subsidiary, Navios South American Logistics Inc. In addition to the transactions discussed under “Additional Information Regarding the Company—Transactions in Common Stock” on page 86 and “Additional Information Regarding the Company—Arrangements of the Buyer Group Involving the Company’s Securities” on page 87, for a description of the Buyer Group’s related party transactions with the Company and Navios South American Logistics Inc., see “Item 7. Major Stockholders and Related Party Transactions-B. Related Party Transactions” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference in this proxy statement and the Company’s Report on Form 6-K, filed with the SEC on March 28, 2023, which is incorporated by reference in this proxy statement. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of the Company’s Annual Report and Reports on Form 6-K.

Material U.S. Federal Income Tax Consequences of the Merger

The Merger will be a taxable transaction for U.S. federal income tax purposes. Assuming the Company does not constitute a PFIC for U.S. federal income tax purposes, and subject to the discussion below under the heading “Special Factors-Material Tax Considerations–Application of Section 304 of the Code,” each U.S. Holder should recognize gain or loss on the exchange of shares of Company Common Stock for the Merger Consideration in an amount equal to the difference between the amount of cash received and the U.S. Holder’s basis (as determined for U.S. federal income tax purposes) in the shares of Company Common Stock surrendered.

See “Special Factors–Material Tax Considerations” beginning on page 45.

The Merger Agreement

A summary of the material terms of the Merger Agreement, which is attached to this proxy statement as Annex A and is incorporated by reference into this proxy statement, is included in “The Merger Agreement.”

Conditions to Completion of the Merger

The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions at or prior to the closing:

•

Stockholder Approval. The Merger Agreement must be authorized and approved by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class (the “Required Stockholder Vote”).

•	No Order. No law or order being in effect and having the effect of prohibiting or otherwise making illegal the consummation of the Merger.

The obligations of NLHC and Merger Sub to complete the Merger are also subject to the satisfaction or waiver by NLHC of the following additional conditions at or prior to the closing:

•

Representations and Warranties. Subject to the standards and qualifications set forth in the Merger Agreement, the representations and warranties of the Company set forth in the Merger Agreement must be materially true and correct as of the closing date of the Merger as if made at and as of such time.

•

Performance of Obligations of the Company. The Company must have performed in all material respects all of the obligations required to be performed by it under the Merger Agreement on or prior to the closing date of the Merger.

•

Absence of a Company Material Adverse Effect. No Company Material Adverse Effect (as defined in the section entitled “The Merger Agreement—Representations and Warranties”) having occurred since the date of the Merger Agreement.

The obligation of the Company to complete the Merger is also subject to the satisfaction or waiver by the Company of the following additional conditions at or prior to the Effective Time:

•

Representations and Warranties. Subject to the standards and qualifications set forth in the Merger Agreement, the representations and warranties of NLHC and Merger Sub set forth in the Merger Agreement must be materially true and correct as of the closing date of the Merger as if made at and as of such time.

•

Performance of Obligations of NLHC and Merger Sub. Each of NLHC and Merger Sub must have performed in all material respects all of the obligations required to be performed by it under the Merger Agreement on or prior to the closing date of the Merger.

Termination

The Merger Agreement may be terminated in the following ways any time prior to the Effective Time (whether before or after the receipt stockholder approval), provided that termination of the Merger Agreement by the Company may only be effected by action of the Special Committee or the Company Board (acting upon the recommendation of the Special Committee):

•	by mutual written consent of NLHC and the Company;

•	by either NLHC or the Company if:

•	the Effective Time will not have occurred on or before 11:59 p.m. on April 22, 2024 (the “End Date”);

•	any law or order is in effect and has the effect of permanently enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger that is final and non-appealable; or

•	the Required Stockholder Vote is not obtained at the Special Meeting.

•	by the Company:

•	if NLHC or Merger Sub has breached the Merger Agreement such that certain conditions contained in the Merger Agreement would not be satisfied; or

•

before the Required Stockholder Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have contemporaneously with such termination tendered payment to NLHC of the Company Termination Fee (as described in the section of this proxy statement titled “The Merger Agreement — Termination Fees”).

•	by NLHC if:

•	the Company has breached in the Merger Agreement such that the conditions contained in the Merger Agreement would not be satisfied.

•	the Special Committee withdraws its recommendation in favor of the Merger;

•

the Special Committee has (i) failed to include the Special Committee recommendation in this proxy statement, (ii) recommended to the stockholders of the Company another Acquisition Proposal, (iii) failed to recommend against any other Acquisition Proposal that may be made, or (iv) entered into any contract relating to any other Acquisition Proposal; or

•	the Special Committee has failed to comply with its no shop obligations in the Merger Agreement in any material respect.

Upon termination of the Merger Agreement under specified circumstances, including, among others, termination by the Special Committee in order to accept and enter into a definitive agreement with respect to a Superior Proposal or termination by NLHC if the Special Committee withdraws its recommendation in favor of the Merger, the Company will be required to pay NLHC a termination fee equal to $1.5 million. The Merger Agreement further provides that NLHC will be required to pay the Company a termination fee equal to $1.5 million if the Merger Agreement is terminated by the Company in connection with a material breach by NLHC or Merger Sub. For more information regarding the effect of termination and remedies, see “The Merger Agreement—Termination”; “The Merger Agreement—Termination Fees.”

For additional information regarding the Merger Agreement, see the section entitled “The Merger Agreement” beginning on page 60.

Source of Funds

The Buyer Group anticipates that NLHC will expend approximately $52.0 million, net of fees, to purchase the outstanding Company Common Stock at a purchase price of $2.28 per share. NLHC intends to fund the transactions contemplated by the Merger Agreement through cash on hand held by NLHC and its affiliates. The obligations of NLHC and Merger Sub to consummate the Merger is not subject to any financing condition. See “Special Factors–Source of Funds” beginning on page 49 for additional information.

No Appraisal Rights

Under Marshall Islands law, no dissenters’ or appraisal rights are available to stockholders of the Company with respect to the Merger.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER AGREEMENT PROPOSAL

The following answers address briefly some questions you may have regarding the Special Meeting and the Merger Agreement Proposal. These questions and answers may not address all questions that may be important to you as a stockholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement for further information.

Q:	What is the Merger?

A:

The Company, NLHC, Merger Sub and, for limited purposes, NSC, have entered into the Merger Agreement, a copy of which is attached as Annex A to this proxy statement. The Merger Agreement contains the terms and conditions of the proposed acquisition of the Company. Under the Merger Agreement, subject to the satisfaction (or, to the extent permitted by law and in accordance with the Merger Agreement, waiver) of the conditions to the Merger set forth in the Merger Agreement and described in this proxy statement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a subsidiary of NLHC. As a result of the Merger, all of the shares of Company Common Stock will cease to be publicly traded and will be owned by NLHC. Following the Merger, the Company Common Stock will be delisted from the NYSE and will be deregistered under the Exchange Act.

Q:	Why am I receiving this proxy statement?

A:

You are receiving this proxy statement because you were a holder of shares of Company Common Stock and/or Series I Preferred Stock as of the close of business on the Record Date for the Special Meeting.

This proxy statement serves as the proxy statement through which the Company will provide its stockholders with important information regarding the Special Meeting, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and solicit proxies to approve the Merger Agreement Proposal.

The Company will hold a Special Meeting to approve the Merger Agreement Proposal. This proxy statement contains important information about the Merger Agreement, the Merger and the Special Meeting, and you should read it carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Special Meeting.

Q:	As a stockholder, what will I receive in the Merger?

A:

If the Merger is completed and you hold your shares of Company Common Stock through the Effective Time you will be entitled to receive the Merger Consideration of $2.28 per share in cash, without interest and less any applicable withholding taxes, for each share of Company Common Stock that you own as of immediately prior to the Effective Time. You will not be entitled to retain or receive shares in the Surviving Corporation.

The Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares), Series H Preferred Stock (and the related American Depositary Shares), and Series I Preferred Stock will be unaffected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

Q:	What will happen to the Company’s outstanding equity awards in the Merger?

A:	For information regarding the treatment of the Company’s outstanding equity awards, see the section entitled “The Merger Agreement—The Merger—Treatment of Company Equity Awards” beginning on page 62.

Q:	Is the Merger Consideration a premium to the market price of the shares of Company Common Stock?

A:

The Merger Consideration of  $2.28 in cash, represents a premium of approximately 43% to the $1.60 closing price of the shares of Company Common Stock on September 12, 2023, the last trading day before the Company’s announcement of an offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire all of the shares of Company Common Stock not already owned by NLHC for $1.84 per share, and a premium of approximately 21% to the $1.89 closing price of the shares of Company Common Stock on October 20, 2023, the last trading day before the Company’s announcement of the Merger Agreement.

Q:	When and where is the Special Meeting?

A:	The Special Meeting will be held on December 13, 2023, commencing at 9:00 a.m., Cayman Islands time, at our offices at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands.

Q:	Who is entitled to vote at the Special Meeting?

A:

Only stockholders of record of Company Common Stock and Series I Preferred Stock as of the close of business on November 3, 2023 are entitled to vote at the Special Meeting and any adjournment or postponement of the Special Meeting. Holders of the Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares) or Series H Preferred Stock (and the related American Depositary Shares) do not have any right to vote at the Special Meeting with respect to such shares of Preferred Stock.

Q:	What constitutes a quorum for the Special Meeting?

A:

The Company will have a quorum and will be able to conduct the business of the Special Meeting if the holders of at least one third of the shares entitled to vote are present at the Special Meeting, either in person or by proxy.

As noted above, under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock assures a quorum will be present at the Special Meeting.

Q:	What matters will be considered at the Special Meeting?

A:	You will be asked to consider and vote on the Merger Agreement Proposal.

Q:	How does the Special Committee recommend that I vote?

A:	The Special Committee recommends that the stockholders vote:

“FOR” the Merger Agreement Proposal.

Q:	How does the Company Board recommend that I vote?

A:	Based on the unanimous recommendation of the Special Committee, the Company Board recommends that the stockholders vote:

“FOR” the Merger Agreement Proposal.

Q:	What vote of stockholders is required to approve the Merger Agreement Proposal?

A:

The consummation of the Merger is conditioned upon the approval of the Merger Agreement Proposal by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class. The holders of 22,826,450 issued and outstanding shares of Company Common Stock as of the close of business on the Record Date are entitled to one vote per share at the Special Meeting. NSC, the holder of all of the issued and outstanding shares of Series I Preferred Stock, will be entitled to cast at the Special Meeting with respect to all of such shares of Series I Preferred Stock a total of 31,267,033 votes, representing the number of shares of Company Common Stock issuable upon conversion of the Convertible Debenture held by NSC as of the Record Date. The approval of the Merger Agreement Proposal is a condition to the parties’ obligations to consummate the Merger.

If you are a holder of any of the Company’s outstanding shares of Series G Preferred Stock or Series H Preferred Stock, you do not have a right to vote on the Merger Agreement Proposal as a holder of such shares.

Your failure to vote your shares of Company Common Stock or your abstention from voting on the Merger Agreement Proposal will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Each of the directors and executive officers of the Company that owns shares of Company Common Stock has informed the Company that, as of the date of this proxy statement, he or she intends to vote shares owned directly by him or her “FOR” the Merger Agreement Proposal.

Q:	How will NSC vote the shares of the Company it holds?

A:

As noted above, under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement will provide sufficient votes to assure that the Merger Agreement Proposal will be approved.

Q:	What effects will the Merger have on the Company if completed?

A:

The shares of Company Common Stock are currently registered under the Exchange Act, and such shares are quoted on the NYSE under the symbol “NM.” As a result of the Merger, all of the shares of Company Common Stock will cease to be publicly traded and will be owned by NLHC. Following the consummation of the Merger, the shares of Company Common Stock will be delisted from the NYSE and will be deregistered under the Exchange Act.

Q:	What will happen if the Merger is not completed?

A:

If the Merger is not consummated for any reason, the stockholders of the Company will not receive any payment for their shares of Company Common Stock in connection with the Merger. Instead, the shares of Company Common Stock will continue to be registered under the Exchange Act, and listed and traded on the NYSE.

Q:	How will I receive the Merger Consideration to which I am entitled?

A:

If you are a stockholder of record of Company Common Stock, after the Effective Time, the exchange agent will send you a letter of transmittal and customary instructions for surrendering your stock certificates or book-entry shares. Upon surrender of the stock certificates or book-entry shares to the exchange agent and any additional information the exchange agent may reasonably require, you will not be required to take any further action to receive the Merger Consideration. If your shares of Company Common Stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to what action, if any, you need to take to effect the surrender of your “street name” shares in exchange for the Merger Consideration.

Q:	What do I need to do now?

A:

You are urged to read this entire proxy statement carefully, including its annexes and the documents referred to or incorporated by reference in this proxy statement, as well as the Schedule 13E-3 to which this proxy statement is attached, including the exhibits thereto, filed with the SEC, and to consider how the Merger affects you.

If you are a stockholder of record, you can ensure that your shares are voted at the Special Meeting by submitting your proxy via:

•	the Internet, by accessing the Internet address as specified on the enclosed proxy card and by following the instructions set forth on the proxy card; or

•	mail, by completing, signing, dating and mailing your proxy card and returning it in the envelope provided.

If you hold your shares of Company Common Stock in “street name” through a broker, bank or other nominee, you should follow the directions provided by it regarding how to instruct it to vote your shares of Company Common Stock. Without those instructions, your shares of Company Common Stock will not be voted, which will have the same effect as voting “AGAINST” the Merger Agreement Proposal.

Q:	Should I send in my stock certificates or other evidence of ownership now?

A:

No. After the Merger is completed, if you are a stockholder of record, you will be sent a letter of transmittal with detailed written instructions for exchanging your shares of Company Common Stock for the Merger Consideration. If your shares of Company Common Stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to what action, if any, you need to take to effect the surrender of your “street name” shares in exchange for the Merger Consideration. Please do not send in your certificates now.

Q:	Can I revoke my proxy and voting instructions?

A:

Yes. You can revoke your proxy and voting instructions at any time before your proxy is voted at the Special Meeting. If you are a stockholder of record, you may revoke your proxy by notifying the Company’s Secretary in writing, by submitting a new proxy via the Internet or by mail, in each case, dated after the date of the proxy being revoked, or by attending the Special Meeting and voting in person (but simply attending the Special Meeting will not cause your proxy to be revoked).

Please note that if you hold your shares of Company Common Stock in “street name” and you have instructed a broker, bank or other nominee to vote your shares of Company Common Stock, the above-described options for revoking your voting instructions do not apply, and instead you must follow the instructions received from your broker, bank or other nominee to revoke your voting instructions.

Q:	What does it mean if I get more than one proxy and voting instruction card?

A:

If your shares of Company Common Stock are registered differently or held in more than one account, you will receive more than one proxy card. Please complete and return all of the proxy cards you receive (or submit each of your proxies by mail or via the Internet, if available to you) to ensure that all of your shares of Company Common Stock are voted.

If your shares of Company Common Stock are held in “street name” through a broker, bank or other nominee, you will receive either a voting form or a proxy card from the nominee with specific instructions about the voting methods available to you. As a beneficial owner, in order to ensure your shares of Company Common Stock are voted, you must provide voting instructions to the broker, bank or other nominee by the deadline provided in the materials you receive from them.

Q:	If I am not in favor of the Merger Agreement Proposal, what are my dissenters’ or appraisal rights?

A:	Under Marshall Islands law, no dissenters’ or appraisal rights are available to stockholders of the Company with respect to the Merger.

Q:	What will happen if I fail to vote or vote to abstain from voting?

A:

If you are a stockholder of the Company and fail to vote or fail to instruct your broker or other nominee to vote, or vote to abstain from voting, on the Merger Agreement Proposal, it will have the same effect as a vote against the Merger Agreement Proposal.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:

No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or other nominee (that is, in “street name”), your broker or other nominee cannot vote your shares at the Special Meeting without instructions from you.

You should instruct your broker or other nominee as to how to vote your shares, following the directions that your broker or other nominee provided to you. Please check the voting form used by your broker or other nominee. If you do not provide your broker or other nominee with instructions, your shares will not be counted for purposes of determining a quorum at the Special Meeting and they will not be voted on any proposal at the Special Meeting.

Please note that you may not vote shares held in “street name” by returning a proxy card directly to the Company or by voting in person at your Special Meeting unless you provide a “legal proxy”, which you must obtain from your broker or other nominee.

Q:	What will happen if I return my proxy card or voting instruction form without indicating how to vote?

A:

If you are a record stockholder of the Company and you return your proxy card without indicating how to vote on the Merger Agreement Proposal, the Company Common Stock represented by your proxy card will be voted as recommended by the Company Board.

If you hold your shares in “street name” by your broker or other nominee and your return your voting instruction form without indicating how to vote on the Merger Agreement Proposal, the Company Common Stock represented thereby will be voted as described on the voting instruction form.

Q:	What happens if I sell my shares of Company Common Stock after the Record Date but before the Special Meeting?

A:

The Record Date for the Special Meeting (the close of business on November 3, 2023) is earlier than the date of the Special Meeting and earlier than the date that the Merger is expected to be completed. If you sell or otherwise transfer your shares of Company Common Stock after the Record Date but before the date of the Special Meeting, you will retain your right to vote at the Special Meeting. However, you will not have the right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your shares through completion of the Merger.

Q:	When do you expect the Merger to be completed?

A:

The Company and NLHC are working to complete the Merger as soon as reasonably practicable. We currently anticipate that the Merger will be completed no later than the first quarter of 2024. However, the Merger is subject to conditions, and it is possible that factors outside the control of both companies could result in the Merger being completed at a later time, or not at all.

Q:	Who can help answer my other questions?

A:

If you have more questions about the Merger or the Special Meeting, need additional copies of the proxy statement or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Navios Maritime Holdings Inc. at:

Navios Maritime Holdings Inc.

Attn: Vasiliki (Villy) Papaefthymiou, Secretary

Strathvale House

90 N Church Street, Grand Cayman, KY1-1104

Cayman Islands

Telephone: +1 345 232 3066

Email: legal_corp@navios.com

If your broker, bank or other nominee holds your Company Common Stock, you can also call your broker, bank or other nominee for additional information.

SPECIAL FACTORS

Background of the Merger

The following is a summary of certain events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and between the Company and the Buyer Group and their respective advisors that preceded the public announcement of the transaction.

On September 13, 2023, the Company Board received from NSC, a company controlled by Ms. Frangou and an affiliate of NLHC, a non-binding proposal letter (the “Initial Offer”) with respect to the acquisition by NSC of all of the issued and outstanding shares of Company Common Stock for $1.84 per share in cash (the “Proposed Transaction”). The Initial Offer indicated that it was NSC’s expectation that the Company Board would appoint a special committee of independent directors to consider the Proposed Transaction and make a recommendation to the Company Board with respect thereto and that NSC would not move forward with the transaction unless approved by such committee. In the Initial Offer, NSC stated that, in its capacity as a Company shareholder, it was only interested in acquiring the shares of Company Common Stock not already owned by it or any of its affiliates and had no interest in selling any of its equity interest in the Company nor would it expect to vote in favor of any alternative sale, merger, or similar transaction involving the Company.

On September 13, 2023, the Company Board held a meeting to discuss the Proposed Transaction. The Company Board adopted resolutions forming the Special Committee, consisting of two directors, Spyridon Magoulas and George Malanga, each of whom the Company Board determined was independent and not affiliated with NSC. The Company Board authorized the Special Committee to exercise all power and authority of the Company Board that may be delegated with respect to the Proposed Transaction, including, among other things, the power and authority to take any and all actions to:

•	review, evaluate and negotiate the terms of a possible transaction with NSC or its affiliates;

•

reach an independent determination and provide a recommendation with respect to whether a possible transaction with NSC or its affiliates is fair to and in the best interests of the public stockholders; and

•	retain, at the Company’s expense, one or more independent advisors, consultants or experts to advise and assist the Special Committee in considering the Proposed Transaction.

The Company Board also resolved that it would not recommend a transaction with NSC or its affiliates for approval by the stockholders of the Company or otherwise approve such a transaction unless it was recommended by the Special Committee.

On September 13, 2023, NSC filed with the SEC an amendment to the Schedule 13D of NSC and Ms. Frangou, which included the Initial Offer as an exhibit. That same day, the Company issued a press release announcing the receipt of the Initial Offer from NSC and disclosing that the Company Board had formed a Special Committee to consider the Proposed Transaction.

The members of the Special Committee interviewed legal advisors, including Latham & Watkins LLP (“Latham”), to potentially serve as legal advisor to the Special Committee in connection with the Proposed Transaction. They also interviewed financial advisors, including Jefferies, to potentially serve as independent financial advisor to the Special Committee in connection with the Proposed Transaction.

On September 14, 2023, the Special Committee engaged Latham to serve as its legal counsel in connection with the Proposed Transaction based on Latham’s extensive experience with conflicts transactions, market knowledge and familiarity with the Company’s business.

On September 18, 2023, the Special Committee engaged Jefferies to serve as its independent financial advisor in connection with the Proposed Transaction based on Jefferies capabilities, expertise and experience with respect to transactions similar to the Proposed Transaction and the fact that Jefferies had no relationship or conflicts of interest that would prevent it from serving as an independent financial advisor to the Special Committee.

On September 20, 2023, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham. The parties discussed the expected development of, and timeline for, the negotiations related to the Proposed Transaction. Representatives of Latham reviewed with the members of the Special Committee their fiduciary duties in evaluating the Proposed Transaction. The Special Committee also discussed with its advisors the anticipated scope of legal, financial and other due diligence relating to the Company, and the Special Committee directed Jefferies and Latham to continue to advance such due diligence.

Throughout the month of September 2023, the Special Committee’s advisors coordinated with the Company’s management and advisors regarding additional information related to the Company’s business, financial condition, legal matters and other due diligence matters.

On September 27, 2023, representatives of Latham held a telephonic meeting with representatives of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”), legal counsel to the Buyer Group, to discuss legal issues and legal diligence items relating to the Proposed Transaction, including the necessity of holding a stockholder vote in connection with the Proposed Transaction and filing with the SEC a proxy statement and a Schedule 13E-3 Transaction Statement in connection with the consummation of the Proposed Transaction.

On October 4, 2023, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham. Jefferies discussed with the Special Committee matters relating to the Company’s stock price and capital structure.

On October 6, 2023, representatives of Jefferies and Latham held a due diligence call with the Company’s management, addressing the Company’s operations, assets, financial condition and business plan. Later on the same day and on October 10, 2023, the Company’s management made additional due diligence materials requested by the Special Committee available to the Special Committee and its advisors, including management’s projections.

On October 11, 2023, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham. Latham and Jefferies reviewed the status of their due diligence review, including the due diligence call with the Company’s management and management’s responses to due diligence requests. Representatives of Jefferies also presented their preliminary financial analysis of the consideration to be received by the public stockholders. During its presentation, Jefferies, among other things, reviewed the terms of the Proposed Transaction and historical trading prices of the shares of Company Common Stock and presented its preliminary financial analysis of the consideration to be received by the public stockholders in the Proposed Transaction, including a review of valuation methodologies used in performing that analysis. Latham reported on the status of its legal due diligence review. The Special Committee then discussed potential counterproposals to the Initial Offer.

On October 13, 2023, after further correspondence with its advisors, the Special Committee authorized representatives of Latham to deliver the Special Committee’s counterproposal of $2.50 per share in cash to representatives of Fried Frank, and Latham did so later that day.

On October 16, 2023, representatives of Latham held a telephonic meeting with representatives of Fried Frank to discuss the process for negotiating a definitive Merger Agreement and anticipated timeline for signing a definitive Merger Agreement. On the same day, a representative of S. Goldman Advisors LLC, financial advisor to the Buyer Group (“S. Goldman”), orally conveyed to representatives of Jefferies that NSC was willing to raise its offer from $1.84 per share to $2.05 per share in cash (the “October 16 Offer”).

Later that day, representatives of Fried Frank distributed an initial draft of the Merger Agreement to representatives of Latham. The draft Merger Agreement contemplated, among other things: (i) that the obligations of the Company and NSC to consummate the Merger would be conditioned on, among other conditions, the approval of the Merger Agreement and the Merger by the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast by the holders of all outstanding shares of

Company Common Stock and Series I Preferred Stock, voting together as a single class (including the shares of Company Common Stock and Series I Preferred Stock owned by NSC and its affiliates) (the “Stockholder Vote Standard”); (ii) a “force the vote” provision, which would allow the Company Board to change its recommendation in the event of, but not terminate the Merger Agreement to accept, a superior proposal; and (iii) a termination fee payable by the Company if the Merger Agreement were to be terminated under specified circumstances.

On October 18, 2023, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham to discuss the October 16 Offer. Representatives of Jefferies discussed their financial analysis of the $2.05 per share in cash included in the October 16 Offer. Representatives of Latham provided an overview of the initial draft of the Merger Agreement provided by representatives of Fried Frank in connection with the Proposed Transaction and led a detailed discussion of the material outstanding issues. The Special Committee also discussed with its advisors potential counterproposals to the October 16 Offer, including proposed changes to the Merger Agreement. Following the discussion, the Special Committee authorized Jefferies, on behalf of the Special Committee, to contact S. Goldman and propose a counteroffer of $2.40 per share in cash, subject to finalization of the definitive agreements, and Latham to provide feedback to Fried Frank on the terms of the proposed Merger Agreement. Later that day, in accordance with the Special Committee’s instructions, representatives of Jefferies communicated the $2.40 counteroffer to S. Goldman.

Also later that day, a representative of Latham called a representative of Fried Frank to discuss the Special Committee’s feedback on the initial draft of the Merger Agreement, including, among other things: (i) that determination of the appropriate Stockholder Vote Standard remained subject to finalization of the terms of the Proposed Transaction, including the offer price per share, but that the Special Committee would seek the Majority of the Minority Vote Approval if the agreed price did not significantly exceed the October 16 Offer; (ii) an affirmative obligation of NSC and its affiliates to vote all shares of Company Common Stock and Series I Preferred Stock beneficially owned by it or any of its affiliates in favor of the Merger Agreement and the Merger at the Special Meeting (the “NSC Voting Covenant”); and (iii) a reciprocal termination fee payable by NSC (the “Buyer Termination Fee”) if the Merger Agreement were to be terminated under certain circumstances. On the same day, representatives of Latham sent supplemental legal due diligence requests to representatives of Fried Frank.

On October 19, 2023, representatives of Fried Frank provided responses to Latham’s supplemental legal due diligence requests.

Also on October 19, 2023, a representative of S. Goldman called representatives of Jefferies to communicate that NSC was willing to raise its offer from $2.05 per share to $2.15 per share in cash (the “October 19 First Offer”).

Later that day, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham at which representatives of Jefferies reviewed the presentation materials prepared by Jefferies and discussed their financial analysis of the $2.15 per share in cash included in the October 19 First Offer. The Special Committee then discussed a potential counterproposal with its advisors. After that discussion, the Special Committee authorized Jefferies, on behalf of the Special Committee, to provide S. Goldman with a counterproposal of $2.35 per share in cash in exchange for accepting NSC’s proposed voting requirement for approval of the Proposed Transaction (the “Third Committee Counterproposal”).

Following the telephonic meeting with the Special Committee and its advisors, representatives of Jefferies called a representative of S. Goldman and orally delivered the Third Committee Counterproposal. During the same discussion, S. Goldman conveyed to Jefferies a counteroffer pursuant to which the public stockholders will receive $2.28 per share in cash (the “October 19 Second Offer”).

On October 20, 2023, representatives of Fried Frank distributed an initial draft of the Convertible Debenture Amendment.

Also on October 20, 2023, the Special Committee held a telephonic meeting attended by representatives of Jefferies and Latham at which representatives of Jefferies reviewed with the Special Committee the presentation materials prepared by Jefferies and discussed their financial analysis of the $2.28 per share in cash included in the October 19 Second Offer, which represented a 23.9% increase to the Initial Offer and a 42.5% premium to the closing price of the Company Common Stock on September 12, 2023. Following extensive discussion, the Special Committee determined to accept the October 19 Second Offer, subject to finalization of the definitive agreements. The Special Committee then authorized Latham to revise the Merger Agreement and the Convertible Debenture Amendment consistent with the Special Committee’s point of view and to deliver such revised drafts to Fried Frank on behalf of the Special Committee, which representatives of Latham did later that day.

The revised draft of the Merger Agreement, among other things: (i) included the Company Board’s right to terminate the Merger Agreement to accept a superior proposal (the “Superior Proposal Termination Right”); (ii) provided for the Buyer Termination Fee; (iii) included a footnote contemplating that NSC would deliver a voting agreement setting forth the NSC Voting Covenant, among other things, in connection with the Proposed Transaction; and (iv) contemplated that the Merger would not be conditioned on the absence of a Company material adverse effect (such closing condition, the “MAE Closing Condition”). The revised draft of the Convertible Debenture Amendment, among other things, removed the delisting of Company Common Stock from the New York Stock Exchange from constituting an event of default under the Convertible Debenture.

On October 21, 2023, representatives of Latham and Fried Frank exchanged multiple drafts of the Merger Agreement and the Convertible Debenture Amendment and had multiple calls and email exchanges to negotiate the terms of the definitive agreements.

On the morning of October 21, 2023, representatives of Fried Frank sent a revised draft of the Merger Agreement to representatives of Latham. The revised draft, among other things: (i) included the NSC Voting Covenant, (ii) reinserted the MAE Closing Condition, (iii) accepted the Superior Proposal Termination Right and the Buyer Termination Fee; and (iv) contemplated a termination fee of $1,500,000 payable by either the Company or NLHC in the event the Merger Agreement were to be terminated under the circumstances specified in the Merger Agreement.

On the afternoon of October 21, 2023, representatives of Latham sent a revised draft of the Merger Agreement to representatives of Fried Frank. The revised draft, among other things: (i) accepted the MAE Closing Condition and the Buyer Group’s proposed termination fee amount and (ii) included an affirmative obligation of NSC to abide by certain transfer restrictions with respect to the shares of Company Common Stock and Series I Preferred Stock beneficially owned by NSC or any of its affiliates (the “NSC Transfer Restrictions”). Also later the same day, representatives of Fried Frank sent a revised draft of the Convertible Debenture Amendment to representatives of Latham. That revised draft, among other things, extended the period for which Company Common Stock shall have been delisted from the New York Stock Exchange from 5 days to 45 days before such delisting would constitute an event of default under the Convertible Debenture.

On the evening of October 21, 2023, representatives of Fried Frank sent a revised draft of the Merger Agreement to representatives of Latham. The revised draft, among other things, accepted the NSC Transfer Restrictions.

Throughout the course of that day, representatives of Latham provided updates to, and received feedback from, the Special Committee on status of the negotiations and material changes to the drafts of the Merger Agreement and the Convertible Debenture Amendment.

On October 22, 2023, the Special Committee held a meeting via teleconference with representatives of Jefferies and Latham in attendance, to consider the Proposed Transaction. Representatives of Jefferies discussed materials prepared by Jefferies regarding their financial analysis with respect to the Proposed Transaction. Jefferies then rendered to the Special Committee an oral opinion, subsequently confirmed by delivery of a written opinion dated October 22, 2023, to the Special Committee to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion as set forth therein, the Merger Consideration to be received by the public stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the public stockholders. At the same meeting, representatives of Latham discussed materials prepared by Latham regarding the Proposed Transaction and summarized for the Special Committee the terms and conditions of the Merger Agreement and the Convertible Debenture Amendment. Representatives of Latham also reviewed the Special Committee’s fiduciary duties under applicable law. After further discussion of the Proposed Transaction, the Special Committee, by unanimous vote: (i) determined that the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger, were fair to, and in the best interests of, the Company and the public stockholders; (ii) declared advisable and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the Convertible Debenture Amendment, and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders of the Company, that the stockholders approve the adoption of the Merger Agreement and the Merger.

Also on October 22, 2023, after the Special Committee meeting, the Company Board held a special meeting to consider the Proposed Transaction. During the meeting, the Special Committee provided the Company Board with an overview of the process conducted by the Special Committee in its evaluation of the Proposed Transaction. Representatives of Jefferies discussed its financial analysis with respect to the Proposed Transaction and provided a summary of its oral opinion rendered during the meeting with the Special Committee. Representatives of Latham then discussed the terms and conditions of the Merger Agreement and the Convertible Debenture Amendment. Representatives of Latham also reviewed the Company Board’s fiduciary duties under applicable law. Following such discussions and acting upon the recommendation of the Special Committee, the Company Board, by unanimous vote of the directors not affiliated with NLHC or its affiliates: (i) determined that the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger, were fair to, and in the best interests of, the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Convertible Debenture Amendment, and the transactions contemplated thereby, including the Merger; and (iii) directed that the Merger Agreement be submitted to the Company’s stockholders for approval at the Special Meeting and recommended that the stockholders approve and adopt the Merger Agreement and the Merger.

That same day, following the meetings of the Special Committee and the Company Board, representatives of each of Latham and Fried Frank finalized the Merger Agreement and the Convertible Debenture Amendment. Later in the evening on October 22, 2023, the parties executed the Merger Agreement and the Convertible Debenture Amendment.

On October 23, 2023, the Company issued a joint press release announcing the transaction.

Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders

The Company Board formed the Special Committee consisting of George Malanga and Spyridon Magoulas, each of whom was determined by the Company Board to be independent and not affiliated with the Buyer Group. The Company Board authorized the Special Committee to exercise all power and authority of the Company Board that may be delegated with respect to the Proposed Transaction, including the power and authority to consider, review and evaluate and, if the Committee deemed it appropriate, negotiate and implement the terms and conditions of a possible transaction with the Buyer Group, and the forms, terms and conditions of the definitive agreements in connection therewith and determine the advisability of the possible transaction with the Buyer Group; determine and provide a recommendation with respect to whether a possible transaction with the Buyer Group is fair to, and in the best interests of, the Company’s public stockholders; and select and retain, at the Company’s expense, one or more independent advisors to advise and assist the Special Committee in considering the Proposed Transaction. The Company Board also resolved that it would not approve a transaction with the Buyer Group unless it was recommended by the Special Committee.

The Special Committee retained its own independent financial and legal advisors who have extensive experience with transactions similar to the Merger and who assisted the Special Committee in evaluating the Merger Agreement and the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and in negotiating with the Buyer Group and its advisors.

The Special Committee, acting with the advice and assistance of its independent legal and financial advisor, evaluated and negotiated the Merger, including the terms and conditions of the Merger Agreement and the Convertible Debenture Amendment, and unanimously (i) determined that the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the public stockholders; (ii) declared advisable and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the Convertible Debenture Amendment and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger.

Over the course of approximately six weeks, the Special Committee held regular meetings, attended by its independent financial and legal advisors, to discuss, among other things, the transaction proposed by the Buyer Group, including the cash consideration that was proposed by the Buyer Group in connection with such transaction, the Merger Agreement and the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger.

In evaluating the fairness and advisability of the Merger Agreement and the Merger, the Special Committee considered information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and a prospective basis, as well as current industry, economic and market conditions and trends. In reaching their determinations and making their recommendations, the Special Committee relied on the Company and its management to provide factual financial information, projections and assumptions, based on the best information available to management at that time, as the starting point for their analyses. The Special Committee considered the financial analyses and fairness opinion of Jefferies, which the Special Committee has adopted as its own, in reaching its determination as to the advisability and fairness of the Merger Agreement (including the Merger Consideration) and the Merger.

The Special Committee also considered the following factors as being generally supportive of its determination and recommendations:

•

the current and historical market prices of the Company Common Stock, including the fact that the Merger Consideration of $2.28 per share in cash represents a premium of approximately 43% over the closing price of the Company Common Stock of $1.60 on September 12, 2023, the last trading day before the Company’s announcement of NSC’s initial offer to acquire all of the outstanding shares of Company Common Stock not already owned by NSC or its affiliates, and an increase of approximately 24% over the purchase price of $1.84 per share initially proposed by the Buyer Group;

•

the business, operations, financial condition, earnings and prospects of the Company, in light of the fact that the Buyer Group owns a majority of the voting power of the Company and therefore controls the Company;

•

the Special Committee’s consideration of the opportunities and risks of continuing as a company controlled by the Buyer Group with the shares of Company Common Stock continuing to be publicly traded, including the risk that the Buyer Group would not approve strategic alternatives to the Merger or agree to implement structural changes to the Company designed to enhance value for the public stockholders and the risk that the Buyer Group could take other actions that could result in a lower value for the public stockholders;

•

the belief by the Special Committee that the Merger Consideration of $2.28 per share was the highest price that could be obtained from the Buyer Group, that the terms of the Merger Agreement were the most favorable terms the Buyer Group would be willing to agree to and that further negotiations would run the risk of causing the Buyer Group to abandon the transaction altogether in which event the public stockholders would likely lose the opportunity to accept the premium being offered;

•

the statement by the Buyer Group that, in its capacity as a Company stockholder, it is only interested in acquiring the shares of the Company not already owned by it and has no interest in selling any of its shares of the Company nor would it expect to vote in favor of any alternative sale, merger, or similar transaction involving the Company; and as such, it would not be feasible to pursue a potential alternative acquisition proposal for the Company;

•

that the Special Committee was able to negotiate an effective increase in the merger consideration of $0.44 per share from the $1.84 per share consideration offered in the initial proposal from the Buyer Group, representing an increase of approximately 24%;

•	the fact that the public stockholders will receive cash for their shares and will therefore have immediate liquidity;

•	the fact that there was limited trading volume in the Company Common Stock and otherwise there was difficulty for stockholders to sell their shares;

•

the financial analysis of Jefferies and the oral opinion delivered by Jefferies to the Special Committee, which was subsequently confirmed by the written opinion of Jefferies, dated October 22, 2023, to the Special Committee to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Jefferies’s opinion, the Merger Consideration of $2.28 per share in cash, without interest, to be received by the public stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the public stockholders, as more fully described in the section entitled “Special Factors—Opinion of the Financial Advisor to the Special Committee”;

•	the terms of the Merger Agreement obligating the Buyer Group to complete the Merger, are subject to limited conditions and are not conditioned upon receipt of financing;

•

other terms and conditions of the Merger Agreement, as discussed in the section entitled “The Merger Agreement”, which the Special Committee, after consulting with Latham, considered to be reasonable and consistent with relevant precedent transactions; and

•	the state of the South American maritime and logistics industry in general, and the risk that the adverse conditions affecting that industry in general will continue or worsen and might not recover.

In addition, the Special Committee did not consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the stockholders of the Company, as a factor in its consideration of the fairness of the Merger. The Special Committee believes that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not take into account quality of earnings, cash generation capability, undeclared preferred dividends, the future prospects of the Company and Navios Logistics, market conditions, or trends in the industries in which Navios Logistics’ conducts its business, but rather is indicative of historical costs.

The Special Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Merger. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Merger to the public stockholders:

•

the authority granted to the Special Committee by the Company Board to negotiate the terms of a definitive merger agreement with respect to the Buyer Group’s initial proposal, or to determine not to pursue any transaction involving the Buyer Group, and the fact that the resolutions establishing the Special Committee provided that the Company Board would not approve any transaction involving the Buyer Group that was not approved and recommended by the Special Committee;

•	the fact that the Special Committee consists solely of independent and disinterested directors;

•

the fact that the Special Committee (i) held regular meetings to discuss and evaluate the transaction proposed by the Buyer Group, the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger and (ii) that each member of the Special Committee was actively engaged in the negotiation process on a regular basis;

•	the fact that the Special Committee retained and received the advice of (i) Jefferies as its independent financial advisor and (ii) Latham as its independent legal advisor;

•	the fact that the Merger Agreement cannot be amended without the approval of the Special Committee; and

•

the fact that the Merger Consideration of $2.28 per share in cash was the product of extensive negotiations between representatives of the Special Committee at the direction of the Special Committee, on the one hand, and representatives of the Buyer Group, on the other hand.

In light of the procedural safeguards to the public stockholders described above, the Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public stockholders for purposes of negotiating the terms of the Merger Agreement or preparing a report concerning the fairness of the Merger Agreement and the Merger.

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following countervailing factors concerning the Merger Agreement and the Merger:

•

the Merger Agreement and the related transactions, including the Merger, are not subject to Majority of the Minority Vote Approval or even a vote of holders of a majority of the Company’s outstanding shares not held by the Buyer Group and its affiliates and members of management of the Company that are present at the stockholders meeting at which the Proposed Transaction is voted upon;

•	there are no dissenters’ or appraisal rights available to the Company’s stockholders;

•

the fact that the public stockholders will have no ongoing equity participation in the Company following the Merger, and that such stockholders will cease to participate in the Company’s future earnings or growth, if any, and will not participate in any potential future sale of the Company to a third party;

•

the risk that, while the Merger is expected to be completed, there can be no guarantee that all conditions to the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Merger may not be completed;

•

the risks and costs to the Company of the pendency of the Merger or if the Merger does not close, including the potential effect of the diversion of the attention of management, which otherwise would have been devoted to day-to-day operations, and the substantial expenses which the Company will have incurred; and

•

the risk that litigation may occur in connection with the Merger, and, any such litigation may result in significant costs and a diversion of management’s focus, which otherwise would have been devoted to day-to-day operations.

The Special Committee also considered the financial analyses and the opinion of Jefferies (as more fully described in the section entitled “Special Factors-Opinion of the Financial Advisor to the Special Committee”), which the Special Committee has adopted as its own, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the Merger Agreement. As part of making its determination regarding the fairness of the Merger, the Special Committee relied upon the Company’s management’s projections as described in the section entitled “Special Factors—Financial Projections Prepared by the Company” and assumed that such plan had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the financial performance of the Company for the periods indicated therein.

The Special Committee’s decision to approve the Merger at this time on behalf of the Company was also motivated by the fact that the Buyer Group was willing at this time to enter into the Merger Agreement at the $2.28 per share price the Special Committee negotiated. Based on discussions with the Buyer Group, it was the view of the Special Committee that there was a meaningful risk that, if it failed to approve the proposed Merger at this time, the Buyer Group was unlikely to agree to the proposed price or a higher price in the future. The reasons for the Buyer Group’s decision to propose the Merger at this time, are described under “Special Factors-Buyer Group’s Purposes and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Stockholders” beginning on page 36.

The Special Committee considered all of the foregoing factors as a whole and, on balance, concluded that they supported a determination to approve the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger. This discussion of the information and factors considered by the Special Committee in reaching its conclusions and recommendation includes all of the material factors considered by the Special Committee, but is not intended to be exhaustive. In view of the wide variety of factors the Special Committee considered in evaluating the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and the complexity of these matters, the Special Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the factors. In addition, in considering the factors described above, and any other factors, different members of the Special Committee may have viewed factors differently or given different weight or merit to different factors. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in the light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Information.”

In reaching its determination and making its recommendation, the Special Committee did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant valuation method. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years, as no such offers were made during the last two years. While the Special Committee did not believe that there is a single method for determining “going concern value,” the Special Committee believes that each of Jefferies’ valuation methodologies represented a valuation of the Company as it continues to operate its business, and such analyses could be collectively characterized as forms of going concern valuations.

Recommendation of the Special Committee

The Special Committee unanimously (i) determined that the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and the public stockholders; (ii) declared advisable and approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger; (iii) recommended to the Company Board that it approve the Merger Agreement and the Convertible Debenture Amendment and the consummation of the transactions contemplated thereby, including the Merger; and (iv) recommended, subject to the Company Board approving the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of the Merger Agreement and the Merger (such recommendation, the “Special Committee Recommendation”). The Special Committee recommends that the stockholders of the Company vote “FOR” the Merger Agreement Proposal.

Recommendation of the Company Board

The Company Board, acting upon the unanimous recommendation of the Special Committee, by unanimous vote of the directors not affiliated with NLHC or its affiliates: (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Convertible Debenture Amendment and the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated thereby, including the Merger; (iii) directed that the Merger Agreement be submitted to the stockholders for approval at the Special Meeting and recommended that the stockholders approve and adopt the Merger Agreement and approve the Merger (such recommendation, the “Company Board Recommendation”). In reaching its decision, the Company Board adopted as its own the analyses performed by or on behalf of the Special Committee as well as conclusions reached by the Special Committee regarding the Merger Agreement, and the transactions contemplated thereby, including the Convertible Debenture Amendment and the Merger, and the Company determined to undertake the Merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Company Board. The Company Board, acting upon the unanimous recommendation of the Special Committee, recommends that the stockholders of the Company vote “FOR” the Merger Agreement Proposal.

Financial Projections Prepared by the Company

In connection with the Proposed Transaction, management of the Company provided internal non-public projections relating to each of the Company and Navios Logistics, a subsidiary of the Company in which the Company holds 63.8% controlling interest, to the Special Committee and its financial advisor Jefferies for their use in negotiating the terms of the Proposed Transaction with the Buyer Group and its advisors and for use by Jefferies in connection with its performance of its financial analysis and delivery of its opinion to the Special Committee. A summary of these projections (rounded to the nearest million), is included below to give holders of Company Common Stock access to certain non-public unaudited prospective financial information that was made available to Jefferies, the Special Committee and the Company Board in connection with the Proposed Transaction.

These financial projections were prepared on a stand-alone basis without giving effect to the Merger and considering non-public, historical and projected, financial data and operating information prepared by management of the Company. In developing the financial projections, management made numerous material assumptions with respect to the Company’s businesses for the periods covered, including:

•	commodity pricing, market environment and demand for the Company’s products and services;

•	the amounts and nature of future capital expenditures;

•	whether certain existing contracts will be renewed upon expiration;

•	use of cash flows generated by the businesses to fund future projects, remain on the balance sheet or be distributed to equity holders; and

•	other general business, market and industry assumptions.

We cannot provide assurance that, had the financial projections been prepared as of the date of this proxy statement, similar estimates and assumptions would be used or that the resulting financial projections would be the same. The financial projections do not take into account all the possible financial and other effects on the Company of the Merger, of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the financial projections do not take into account the effect on the Company of any possible failure of the Merger to occur.

The Company has included a summary of the financial projections in this proxy statement to give stockholders access to this information, but not to influence their decision whether to vote for or against the Merger Agreement Proposal. The inclusion of the summary projections in this proxy statement should not be regarded as an indication that the Company, Navios Logistics or their respective affiliates or representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such. The financial projections are subjective in many respects. Although presented with numerical specificity, the financial projections reflect and are based on numerous varying assumptions and estimates with respect to industry performance, general business, economic, political, market and financial conditions, competitive uncertainties, and other matters, all of which are difficult to predict and beyond the Company’s control. As a result, there can be no assurance that the projections of the Company’s future performance will be realized or that actual results will not be significantly higher or lower than projected. The financial projections are forward-looking statements and should be read with caution. See “Cautionary Statement Concerning Forward-Looking Information” on page 50 and the section entitled “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference in this proxy statement. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of our Annual Report. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, the financial projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods.

The financial projections were not prepared with a view toward public disclosure or toward complying with generally accepted accounting principles (GAAP), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections; but, in the view of the Company’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. The Company’s independent registered public accounting firm has not examined or compiled any of the financial projections, expressed any conclusion or provided any form of assurance with respect to the financial projections and, accordingly, assumes no responsibility for them. The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.

As noted in the tables below, certain of the measures included in the financial projections may be considered “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The non-GAAP financial measures used in the financial projections were relied upon by Jefferies, with the permission of the Special Committee, for purposes of its opinion and by the Special Committee and the Company Board in connection with their evaluations of the Merger. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this proxy statement. In addition, reconciliations of non-GAAP financial measures were not relied upon by Jefferies for purposes of its opinion or by the Special Committee or the Company Board in connection with their evaluations of the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the financial projections to the relevant GAAP financial measures.

Readers of this proxy statement should be aware that uncertainties are inherent in prospective financial information of any kind. None of the Company and Navios Logistics, or any of their respective affiliates, advisors, officers, directors or representatives have made or make any representation or can give any assurance to any holder of Company Common Stock or any other person regarding the ultimate performance of the Company or Navios Logistics compared to the summary of the financial projections set forth below or that any such results will be achieved. Similarly, the Company has not made any representation to NLHC or Merger Sub, in the Merger Agreement or otherwise, concerning the financial projections.

Except as noted in the following sentence, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. The financial projections do not take into account the effect of any failure of the Merger to occur and should not be viewed as accurate or continuing in that context.

Except as may be required by applicable securities laws, the Company does not intend to update, or otherwise revise, the financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error or to reflect changes in general economic or industry conditions.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this proxy statement should not be regarded as an indication that such projections are an accurate prediction of future events, and they should not be relied on as such.

Financial Projections Regarding the Company

Set forth below are certain summarized unaudited three-year financial projections regarding the Company on a standalone basis that management prepared and that the Special Committee considered in its consideration and evaluation of the merger and Jefferies reviewed in connection with its financial analysis.

(In millions of U.S. dollars)	2023E	2024E	2025E
General and Administrative Expenses	$(3.3)	$(2.0)	$(2.0)
Dividends from Navios Maritime Partners L.P.	$0.6	$0.6	$0.6

Financial Projections Regarding Navios Logistics

Set forth below are the certain summarized unaudited five-year financial projections regarding Navios Logistics that management prepared and that the Special Committee considered in its consideration and evaluation of the merger and Jefferies reviewed in connection with its financial analysis.

(In millions of U.S. dollars)	2023E(1)	2024E	2025E	2026E	2027E
EBITDA(2)	$53.3	$130.8	$138.6	$142.0	$145.2
Unlevered Free Cash Flow	$12.0	$76.0	$128.8	$106.9	$110.0

(1)	Six-month period ending December 31, 2023.
(2)	EBITDA is a non-GAAP measure calculated as earnings before interest, income taxes, depreciation and amortization.

Opinion of the Financial Advisor to the Special Committee

The Special Committee retained Jefferies as its financial advisor in connection with the Merger. In connection with this engagement, the Special Committee requested that Jefferies evaluate the fairness, from a financial point of view, to holders of Company Common Stock, other than shares held by the Buyer Group and its affiliates, of the Merger Consideration to be received by such holders pursuant to the Merger Agreement. At a meeting of the Special Committee held on October 22, 2023, Jefferies rendered its opinion to the Special Committee to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the Merger Consideration to be received by holders of Company Common Stock (other than the Buyer Group and its affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex B to this Proxy Statement and is incorporated herein by reference. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the Special Committee and for reliance upon by the Company Board (each, in its capacity as such) in its evaluation of the Merger Consideration from a financial point of view and did not address any other aspect of the Merger or any other matter. Jefferies’ opinion did not address the relative merits of the Merger or other transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or any term, aspect or implication of any other agreement (or amendment thereto or related arrangements) entered into in connection with, or contemplated by or resulting from, the Merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the Special Committee, the Company Board or any holder of Company Common Stock should act or vote on the Merger or any other matter related thereto. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated October 21, 2023 of the Merger Agreement;

•	reviewed a draft dated October 21, 2023 of the Convertible Debenture Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•

reviewed certain information furnished to Jefferies by the Company’s management and approved for Jefferies’ use by the Special Committee, including financial forecasts and analyses under various business assumptions, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company and the Special Committee concerning the matters described in the third and fourth bullets above;

•	reviewed the share trading price history and valuation multiples for the Company Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	reviewed the proposed financial terms of the Merger and compared them with the publicly available financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by the Company and approved for its use by the Special Committee, or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. With the permission of the Special Committee, Jefferies relied on assurances of the management of the Company that it was not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In Jefferies’ review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company, and Jefferies was not furnished with and assumed no responsibility to obtain, any such evaluations or appraisals.

With respect to the financial forecasts provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, management of the Company informed Jefferies, and Jefferies assumed with the permission of the Special Committee, that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under various business assumptions. Jefferies expressed no opinion as to the financial forecasts or the assumptions on which they were based.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date thereof. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date thereof.

Jefferies made no independent investigation of, and expressed no view or opinion as to, any legal or accounting matters affecting or relating to the Company, and with the permission of the Special Committee, Jefferies assumed the correctness in all respects material to its analyses of all legal and accounting advice given to the Company, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and holders of Company Common Stock. Jefferies assumed that the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement and the Convertible Debenture would be substantially similar to the last drafts reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger in any respect material to Jefferies’ analyses.

Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion did not constitute a recommendation as to how any holder of Company Common Stock should vote on the Merger or how any such holder should act with respect to the Merger any matter related thereto. Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or any other party, other than the holders of Company Common Stock (excluding the Buyer Group and its affiliates). Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Merger Consideration to be received by the holders of Company Common Stock (excluding the Buyer Group and its affiliates), or otherwise. Jefferies opinion was authorized by the Fairness Opinion Committee of Jefferies LLC.

In connection with rendering its opinion to the Special Committee, Jefferies performed certain financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the sum-of-the-parts analysis utilizing the Navios Logistics select public companies trading analysis summarized below, no company used as a comparison was identical or directly comparable to Navios Logistics. These analyses necessarily involved complex considerations and judgments concerning financing characteristics and other factors that could affect the public trading or other values of the companies concerned.

Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of the Company or its businesses or securities.

The terms of the Merger were determined through negotiations between the Special Committee and the Company and the Buyer Group, and the decision by the Company to enter into the Merger Agreement was solely that of the Board, acting upon the recommendation of the Special Committee. Jefferies’ opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Merger Consideration and should not be viewed as determinative of the views of the Special Committee, the Board or Company management with respect to the Merger or the Merger Consideration payable in the Merger.

Financial Analyses

The summary of the financial analyses described in this section is a summary of the material financial analyses reviewed with the Special Committee and performed by Jefferies in connection with its analyses and opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 20, 2023, and is not necessarily indicative of current or future market conditions.

Sum-of-the-Parts Analysis Overview

Given the different characteristics of the businesses in which the Company participates, Jefferies performed a sum-of-the-parts analysis for the Company. Jefferies analyzed the Company as the sum of the implied values of the Company’s 63.8% equity ownership interest in Navios Logistics, the Company’s 10.3% limited partnership equity ownership interest in Navios Maritime Partners, L.P. (“NMM”), and the Company’s 100% equity ownership interest in Navios GP L.L.C., the holder of certain incentive distribution rights in NMM. Jefferies ascribed no value to the Company’s equity ownership in Navios GP L.L.C. because the Projections do not contemplate NMM distribution levels which would result in the payment of incentive distributions to Navios GP L.L.C.

For purposes of its sum-of-the-parts analysis, Jefferies calculated a range of the implied negative value attributable to the Company’s run rate general and administrative costs, net of estimated quarterly distributions to be received by the Company from NMM with respect to the common units in NMM owned by the Company, referred to herein as the “Going Concern G&A Deduction”. Based on the Projections, Jefferies assumed that the Company would incur general and administrative expenses of $2.0 million per year in 2024 and 2025, such costs would grow by 1.0% per year after 2025, and the Company would receive distributions of approximately $0.6 million per year (based on quarterly distributions of $0.05 per unit) from NMM with respect to the 3,183,199 common units in NMM owned by the Company. Jefferies discounted the Going Concern G&A Deduction of $1.4 million to present values as of October 20, 2023 at a discount rate ranging from 9.6% to 10.6%, which discount rates were selected, upon the application of Jefferies professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital estimated using the capital asset pricing model method. To calculate the terminal negative value of the Company’s run rate general and administration costs net of estimated quarterly distributions to be received by the Company from NMM, Jefferies utilized a perpetual growth rate for general and administrative costs of 1.0%, with such rate selected upon the application of Jefferies’ professional judgment and experience. Jefferies calculated the range of the implied negative value of the Going Concern G&A Deduction to be $14.2 million to $15.9 million.

Jefferies separately derived an implied equity value range for the Company’s ownership interest in NMM and ranges of implied equity values for the Company’s ownership interest in Navios Logistics, which analyses are described below. Jefferies calculated ranges of implied equity values for the Company by deducting the Going Concern G&A Deduction (described above) and the Company’s net debt from the sum of the range of values implied from Jefferies financial analyses of the Company’s equity ownership interest in each of Navios Logistics and NMM.

The sum-of-the-parts analysis does not imply the value at which the individual Company’s holdings could be sold.

Select Precedent Transactions Analysis – NMM

Jefferies performed a select precedent transaction analysis with respect to the Company’s ownership interest in NMM, which is designed to imply a value for that ownership interest based on publicly available financial terms. Jefferies compared publicly available financial information for eight transactions involving the acquisition of minority stakes in the shipping industry. Jefferies selected such transactions for comparison based on its professional judgment and experience, including because they shared certain characteristics with the acquisition of NMM units pursuant to the Merger, most notably because they involved privately negotiated acquisitions of minority stakes in companies which own and operate seaborne vessels (which were not completed pursuant to block trades) and involved target companies that have financial and operating characteristics that Jefferies, in its professional judgment, considered generally relevant for purposes of its analysis. For each such transaction, Jefferies noted the premium/discount of the total transaction value to the 30-day volume weighted average closing price, or 30-day VWAP, of the target company’s publicly traded securities on the trading day immediately preceding the date such transaction was announced.

The following is a list of the selected transactions reviewed, together with the applicable premium/discount of the total transaction value to the target company’s 30-day VWAP:

Select Precedent Transactions Analysis

Date Announced	Total Transaction Value ($ millions)	Stake	Buyers/Investors	Sellers	Premium/ Discount to 30-Day VWAP
September 2023	185.0	8.0%	Star Bulk Carriers Corp.	Oaktree Capital Group Holdings GP, LLC	4.3%
August 2023	15.3	4.9%	Overseas Shipholding Group, Inc.	Cyrus Capital Partners, L.P.	(1.2%)
June 2023	219.3	27.6%	Eagle Bulk Shipping Inc.	Oaktree Capital Group Holdings GP, LLC	31.8%
November 2022	14.3	6.0%	Overseas Shipholding Group, Inc.	Cyrus Capital Partners, L.P.	(2.4%)
December 2021	77.9	22.6%	Taylor Maritime Investments Limited	Remgro Limited	23.6%
September 2021	57.5	8.3%	B.Riley Financial, Inc.	Kelso & Company	(0.5%)
July 2020	4.7	8.4%	Grindrod Shipping Holdings Ltd.	Friedshelf 1534 Proprietary Limited	4.9%
July 2019	13.6	2.5%	Kent Maritime Investments S.A.	York Capital Management	(12.0%)

Jefferies applied a selected range of share price premiums to the NMM units owned by the Company. Jefferies calculated the median premium derived from the select precedent transaction analysis to be 1.9%. Jefferies then derived from the select precedent transactions analysis a range of +/- 1% from the median premium, based on Jefferies professional judgment, and applied it to NMM’s 30-day VWAP as of October 20, 2023, to determine a range of implied unit values for NMM. This analysis indicated a reference range of implied values of approximately $23.11 to $23.57 per unit of NMM. Jefferies then calculated the aggregate value of the NMM units owned by the Company to be $73.6 million to $75.0 million, by multiplying the implied per unit values derived from the select precedent transaction analysis by 3,183,199, the aggregate number of in NMM units owned by the Company.

No transaction utilized as a comparison in the NMM select precedent transactions analysis is identical to the acquisition of NMM units pursuant to the Merger. In evaluating the acquisition of NMM units pursuant to the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of the Company and Jefferies.

Sum of the Parts Analysis Utilizing Navios Logistics Select Publicly Traded Companies Analysis

Jefferies performed a select publicly traded companies analysis on Navios Logistics, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Jefferies reviewed and compared certain financial estimates for Navios Logistics with comparable publicly available consensus equity analyst research estimates for companies, selected based on Jefferies professional judgment and experience, that share similar business characteristics and have certain comparable operational characteristics with Navios Logistics, notably that they are South American companies in the logistics industry with a significant presence in Brazil (these companies are referred to herein as “comparable companies”).

For purposes of this analysis, Jefferies analyzed the ratio of enterprise value to estimated EBITDA for calendar year 2024 using the Projections for Navios Logistics and using publicly available consensus equity analyst research estimates for comparison purposes with the comparable companies. For purposes of this analysis, Jefferies defined “enterprise value” as a company’s fully diluted equity value based on closing stock prices on October 20, 2023 plus total debt and preferred stock less cash and cash equivalents, as applicable. Results of the analysis for the comparable companies is indicated in the following table:

Comparable Companies

Company	Enterprise Value ($ millions)	EV / FY 2024E EBITDA
Hidrovias do Brasil S.A.	1,321.9	6.0x
Ultrapar Participações S.A	6,048.6	6.6x
Rumo S.A.	10,780.3	7.8x
Log-In Logística Intermodal S.A.	985.5	7.0x

Mean		6.8x
Median		6.8x

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Jefferies selected a representative range of enterprise values to estimated EBITDA multiples for calendar year 2024, which range was 5.5x to 6.0x. Jefferies then calculated the enterprise value of Navios Logistics by applying this range of multiples to the estimated EBITDA for Navios Logistics for calendar year 2024 of $130.8 million based on the Projections. Jefferies then calculated Navios Logistics’ equity value, assuming net debt of $509.4 million, as provided by the Company’s management and approved for Jefferies’ use by the Special Committee.

Jefferies calculated the implied value of the Company’s 63.8% ownership interest in Navios Logistics as set forth below:

Select Publicly Traded Companies Analysis	EV/FY 2024E Multiple Range	Implied Value of Company’s Ownership Interest in Navios Logistics ($ millions)
	5.5x-6.0x	$134.8-$176.5

No company utilized in the Navios Logistics select publicly traded companies analysis is identical to Navios Logistics. In evaluating the comparable companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control.

Jefferies performed a sum-of-the-parts analysis to calculate a range of implied equity values for the Company, adding the range of values attributable to the Company’s units in NMM (derived from the NMM select precedent transaction analysis described above under “–Select Precedent Transactions Analysis – NMM”) and the range of values of the Company’s ownership interest in Navios Logistics (derived from the Navios Logistics select publicly traded companies analysis described above). Jefferies then calculated the Company’s implied equity value assuming cash of $23.0 million, debt, including the Convertible Debenture of $129.8 million, and preferred stock, including accumulated and unpaid dividends thereon, of $71.5 million, as provided by Company management and approved for Jefferies’ use by the Special Committee, and a range of the estimated implied negative value of the Going Concern G&A Deduction of $14.2 million to $15.9 million. Based on the fully diluted share count of 23.076 million as provided by Company management and approved for Jefferies’ use by the Special Committee (which does not include shares issuable upon conversion of the Convertible Debenture), Jefferies calculated the estimated implied equity value per share of Company Common Stock to be $0.61 to $2.56, as compared to the Merger Consideration of $2.28 per share.

Sum of the Parts Analysis Utilizing Navios Logistics Select Precedent Transactions Analysis

Jefferies performed a select precedent transaction analysis on Navios Logistics, which is designed to imply a value for a company based on publicly available financial terms. Jefferies compared publicly available financial information for five transactions involving shipping and logistics companies. Jefferies selected such transactions for comparison based on its professional judgment and experience, including because they shared certain characteristics with the indirect acquisition of Navios Logistics shares occurring by reason of the Merger, most notably because they involved acquisitions of shipping and logistics companies announced since 2017, and involved target companies that have financial and operating characteristics that Jefferies, in its professional judgment, considered generally relevant for purposes of its analysis. For each such transaction, Jefferies noted the multiple of transaction enterprise value to the last 12 months (LTM) adjusted EBITDA based on publicly available information at the time of the transaction announcement.

The following is a list of the selected transactions reviewed, together with the applicable multiples:

Select Precedent Transactions Analysis

Date Announced	Target	Acquiror	Transaction Enterprise Value (millions)		Est. TEV / Adj. LTM EBITDA
October 2022	SAAM Ports SA and SAAM Logistics SA	Hapag-Lloyd AG	USD	1,137	9.1x
September 2021	Log-In Logistica Intermodal	SAS Shipping Agencies Services Limited	BRL	3,595	11.2x
July 2021	Imperial Logistics Limited	DP World Limited	ZAR	22,389	4.5x
April 2021	Imperial Logistics Limited South America Operations	Hidrovias do Brasil S.A	USD	90	9.6x
June 2017	Agencias Universales SA	Grupo Empresas Navieras S.A.	CLP	220,731	6.8x

Median					9.1x
Mean					8.2x

Jefferies applied a selected range of enterprise value to adjusted LTM EBITDA multiples derived from the select precedent transactions analysis of 8.0x to 9.0x to the LTM Adjusted EBITDA of Navios Logistics for the twelve months ended June 30, 2023 which was $98.3 million, to determine a range of implied enterprise values for Navios Logistics. Jefferies then calculated ranges of Navios Logistics’ implied equity value assuming net debt of $509.4 million as of June 30, 2023, as provided by Company management and approved for Jefferies’ use by the Special Committee.

Jefferies calculated the implied value of the Company’s 63.8% ownership interest in Navios Logistics as set forth below.

Select Precedent Transactions Analysis	Est. TEV/Adj. LTM EBITDA	Implied Value of Company’s Ownership Interest in Navios Logistics ($ millions)
	8.0x-9.0x	$176.5-$239.2

No transaction utilized as a comparison in the select precedent transactions analysis is identical to the sale of Navios Logistics shares pursuant to the Merger. In evaluating the indirect sale of Navios Logistics shares occurring by reason of the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the control of the Company and Jefferies.

Jefferies performed a sum-of-the-parts analysis to calculate a range of implied equity values for the Company, adding the range of implied values attributable to the Company’s units in NMM (derived from the NMM select precedent transaction analysis described on above under “–Select Precedent Transactions Analysis – NMM”) and the range of implied values of the Company’s ownership interest in Navios Logistics (derived from the Navios Logistics select precedent transaction analysis described above). Jefferies then calculated the Company’s implied equity value assuming cash of $23.0 million and debt, including the Convertible Debenture of $129.8 million, and preferred stock, including accumulated and unpaid dividends thereon, of $71.5 million, as provided by Company management and approved for Jefferies’ use by the Special Committee, and a range of the estimated implied negative value of the Going Concern G&A Deduction of $14.2 million to $15.9 million. Based on the fully diluted share count of 23.076 million as provided by Company management and approved for Jefferies’ use by the Special Committee (which does not include shares issuable upon conversion of the Convertible Debenture), Jefferies calculated the estimated implied equity value per share of Company Common Stock to be $2.42 to $5.27 per share, as compared to the Merger Consideration of $2.28 per share.

Sum-of-the-Parts Analysis Utilizing Navios Logistics Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis of Navios, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Jefferies utilized estimates from the Projections for purposes of its discounted cash flow analysis.

Jefferies first calculated Navios Logistics estimated unlevered free cash flows, defined as earnings before interest, depreciation and amortization, less capital expenditures, and adjusted for changes in net working capital. To calculate terminal values, Jefferies applied a range of multiples to the Navios Logistics estimated EBITDA for calendar year 2025 of $138.6 million. Jefferies selected a multiple range of 5.5x – 6.0 x EBITDA to calculate estimates of terminal values, based on the EBITDA multiples derived from the Navios Logistics publicly traded companies analysis described above. The free cash flows and terminal value were discounted to present values as of June 30, 2023, at discount rates ranging from 13.0% to 14.0%, which discount rates were selected upon the application of Jefferies’ professional judgment and experience, to reflect an estimate of Navios Logistics’ weighted average cost of capital, estimated using the capital asset pricing model method. Jefferies then calculated ranges of Navios Logistics’ implied equity value assuming net debt of $509.4 million as of June 30, 2023, as provided by Company management and approved for Jefferies’ use by the Special Committee.

Jefferies calculated the implied value of the Company’s 63.8% ownership interest in Navios Logistics to be $162.4 million to $171.8 million.

Jefferies performed a sum-of-the-parts analysis to calculate a range of implied equity values for the Company, adding the range of implied values attributable to the Company’s units in NMM (derived from the NMM select precedent transaction analysis described above under “–Select Precedent Transactions Analysis – NMM”) and the range of implied values of the Company’s ownership interest in Navios Logistics (derived from the Navios Logistics discounted cash flow analysis described above). Jefferies then calculated the Company’s implied equity value assuming cash of $23.0 million and debt, including the Convertible Debenture of $129.8 million, and preferred stock, including accumulated and unpaid dividends thereon, of $71.5 million, as provided by Company management and approved for Jefferies’ use by the Special Committee and a range of the estimated implied negative value of the Going Concern G&A Deduction of $14.2 million to $15.9 million. Based on the fully diluted share count of 23.076 million as provided by the Company’s management and approved for Jefferies’ use by the Special Committee (which does not include shares issuable upon conversion of the Convertible Debenture), Jefferies calculated the estimated implied equity value per share of Company Common Stock to be $1.81 to $2.35 per share, as compared to the Merger Consideration of $2.28 per share.

Other Jefferies Materials

In addition to the presentation made to the Special Committee on October 22, 2023, the date on which Jefferies delivered its opinion, as described above, Jefferies made other presentations to the Special Committee on October 4, 2023, October 11, 2023 and October 20, 2023, which are referred to collectively as the preliminary Jefferies presentations (“Preliminary Presentation Materials”). Copies of the preliminary Jefferies presentations provided to the Special Committee by Jefferies have been attached as exhibits to the Schedule 13E-3 related to the Merger. None of the preliminary Jefferies presentations, alone or together, constitutes an opinion of Jefferies with respect to the Merger Consideration.

The materials dated October 4, 2023 and filed as exhibit (c)-(2) to the Schedule 13E-3 filed with the SEC in connection with the Merger included (a) a preliminary overview of the NSC proposal to acquire the Company, (b) an overview of the Company’s market situation and price history, and (c) an overview of the Company ownership structure and capitalization.

The materials dated October 11, 2023 and filed as exhibit (c)-(3) to the Schedule 13E-3 filed with the SEC in connection with the Merger included (a) a preliminary overview of the NSC proposal to acquire the Company, (b) an overview of the Company’s market situation and price history, (c) an overview of the Company ownership structure, shareholder base and capitalization, (d) certain preliminary valuations of the Company, NMM and Navios Logistics.

The materials dated October 20, 2023 and filed as exhibit (c)-(4) to the Schedule 13E-3 filed with the SEC in connection with the Merger included (a) a preliminary overview of the NSC proposal to acquire the Company and the Special Committee’s counteroffer, (b) an overview of the Company’s market situation and price history, and (c) an overview of the Company ownership structure and capitalization.

The Preliminary Presentation Materials were for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Jefferies with respect to the fairness of the Merger Consideration or otherwise. The financial analyses performed by Jefferies in relation to its opinion dated October 22, 2023 and filed as exhibit (c)-(5) to the Schedule 13E-3 filed with the SEC in connection with the Merger, as described above under “–Summary of Financial Analyses”, superseded all analyses and information presented in the Preliminary Presentation Materials. Copies of the Preliminary Presentation Materials have been filed as exhibits to the Schedule 13E-3 filed with the SEC in connection with the Merger, will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested shareholder or such shareholder’s representative who has been so designated in writing at the address described in the section of this proxy statement titled “Where You Can Find More Information”.

Miscellaneous

The Company has agreed to pay Jefferies a fee for its financial advisory services in connection with the Merger in the amount of $1.25 million, of which $250,000 was payable as a one-time retainer fee upon execution of Jefferies’ engagement letter with the Special Committee, and $1.0 million of which became payable upon delivery of Jefferies’ opinion to the Special Committee. In addition, the Company agreed to reimburse Jefferies for expenses, including fees and expenses of counsel, incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory and/or financing services to the Company for which Jefferies or its affiliates received compensation. In addition, During the two-year period prior to the date of Jefferies’ opinion, Jefferies and its affiliates did not provide financial advisory and/or financing services to members of the Buyer Group or any of its affiliates for which Jefferies or its affiliates received compensation. As the Special Committee is aware, during the two year period prior to the date of Jefferies’ opinion, Jefferies provided financial advisory services to the conflicts committee of NMM, an affiliate of the Company, in connection with the acquisition by NMM of certain assets from the company, for which Jefferies received a fee of $3.0 million. Jefferies and its affiliates may provide financial advisory and/or financing services to the Company, the Buyer Group and/or their respective affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. In the ordinary course of business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of the Company, members of the Buyer Group and/or their respective affiliates for Jefferies’ own account and for the accounts of Jefferies’ customers and, accordingly, may at any time hold long or short positions in those securities.

Jefferies was selected as the Special Committee’s financial advisor in connection with the Merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in mergers and acquisition transactions and based on its familiarity with the Company’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Buyer Group’s Purposes and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Stockholders

Buyer Group’s Purposes and Reasons for the Merger

Under the SEC rules governing “going private” transactions, the Buyer Group is engaging in a “going private” transaction and therefore is required to express their purposes and reasons for the Merger to the public stockholders. The Buyer Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Buyer Group’s purpose for engaging in the Merger is to cause all shares of the Company Common Stock to be owned by NLHC and for the Company to no longer have shares of Company Common Stock that are publicly traded. The Company faces a number of challenges, including, among others, (i) changes in global and regional economic and political conditions and (ii) expected sustained macroeconomic challenges, each of which can place substantial pressure on the Company’s key operating and financial metrics. The Buyer Group believes that without the shares of Company Common Stock being publicly traded, the Company will have greater operating flexibility, and management will be able to more effectively address these challenges and concentrate on long-term performance and reduce its focus on the quarter-to-quarter performance often emphasized by the public equity markets.

An additional purpose of the Merger is to enable the holders of Company Common Stock to immediately realize the value of their investment in the Company through their receipt of the Merger Consideration of  $2.28 per share in cash, representing a premium of approximately 43% to the $1.60 closing price of the Company Common Stock on the NYSE on September 12, 2023, the last trading day before the Company’s announcement of an offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire all of the shares of Company Common Stock not already owned by NLHC for $1.84 per share, and a premium of approximately 21% to the $1.89 closing price of the Company Common Stock on the NYSE on October 20, 2023, the last trading day before the Company’s announcement of the Merger Agreement.

For the reasons set forth above, the Buyer Group decided to propose the Merger at this time. The Buyer Group believes that structuring the transaction as a Merger is appropriate because it will enable NLHC to acquire all of the outstanding shares of the Company Common Stock at the same time and it represents an opportunity for the public stockholders to receive a premium for their shares in the form of the Merger Consideration. Further, the Buyer Group believes that structuring the transaction as a Merger provides a prompt and orderly transfer of ownership of the Company in a single step, without the necessity of financing separate purchases of Company Common Stock in a tender offer and implementing a second-step Merger to acquire any shares not tendered into any such tender offer, and without incurring any additional transaction costs associated with such activities.

Buyer Group’s Position as to Fairness of the Merger

Under the SEC rules governing “going private” transactions, the Buyer Group is engaging in a “going private” transaction and therefore are required to express their beliefs as to the fairness of the Merger to the Company’s public stockholders. The Buyer Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group’s views as to fairness of the Merger should not be construed as a recommendation to any stockholder as to how such stockholder should vote on the proposal to approve the Merger Agreement. The Buyer Group has interests in the Merger that are different from, and in addition to, those of the Company’s public stockholders by virtue of their continuing interests in the Surviving Corporation after the consummation of the Merger. See “Special Factors–Interests of Certain Persons in the Merger” beginning on page 42 for additional information.

The Buyer Group believes the interests of the Company’s public stockholders were represented by the Special Committee, which reviewed, evaluated and negotiated the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Merger, with the assistance of its independent legal counsel and its independent financial advisor. The Buyer Group attempted to negotiate with the Special Committee the terms of a transaction that would be most favorable to the Buyer Group, and not necessarily most favorable to the public stockholders, and, even though as stated further below, the Buyer Group believes that the Merger is substantively and procedurally fair to the public stockholders, the Buyer Group did not negotiate the Merger Agreement with a goal of obtaining terms that were fair to the public stockholders.

The Buyer Group did not participate in the deliberations of the Special Committee regarding, or receive advice from the Company’s or the Special Committee’s legal or financial advisors as to, the substantive and procedural fairness of the Merger, nor did the Buyer Group undertake any independent evaluation of the fairness of the Merger or engage a financial advisor for such purpose or to provide any report, opinion or appraisal with respect to the Merger. While Ms. Frangou and two other directors affiliated with the Buyer Group are on the Company Board, such directors recused themselves from the Company Board’s deliberations relating to the approval of the Merger Agreement. Based on, among other things, the factors considered by, and the analysis and resulting conclusions of, the Company Board and the Special Committee discussed in “Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Stockholders; Recommendations of the Special Committee; Recommendations of the Company Board” (which analysis and resulting conclusions the Buyer Group adopts), the Buyer Group believes that the Merger is both substantively and procedurally fair to the Company’s public stockholders based on the following factors, which are not listed in any relative order of importance:

•

The Merger Consideration of  $2.28 per share represents a premium of approximately 43% to the $1.60 closing price of the Company Common Stock on the NYSE on September 12, 2023, the last trading day before the Company’s announcement of an offer made by an affiliate of Ms. Frangou to acquire all of the Company Common Stock not owned by NSC for $1.84 per share, and a premium of approximately 21% to the $1.89 closing price of the Company Common Stock on the NYSE on October 20, 2023, the last trading day before the Company’s announcement of the Merger Agreement.

•	The Company Common Stock traded as low as $1.56 per share during the 52-week period prior to the announcement of the execution of the Merger Agreement.

•

The belief that the value to public stockholders of the shares of Company Common Stock continuing to be publicly traded would not be as great as the Merger Consideration because of the public market’s emphasis on short-term results, and the potential risks and uncertainties associated with the prospects of the Company and Navios Logistics, its controlled operating subsidiary.

•

The Merger Consideration reflects the fact that the Buyer Group already controls a majority of the voting power of the Company and, accordingly, the Merger does not involve a change of control. As a result, the Buyer Group believes that the Merger Consideration should not be expected to, and does not, reflect any “control” premium.

•

The Merger will provide consideration to the Company’s public stockholders entirely in cash, thereby eliminating any uncertainty in valuing the Merger Consideration and allowing the public stockholders to immediately realize a certain and fair value for all of their shares without incurring brokerage and other costs frequently associated with market sales.

•

There are not any non-customary requirements or conditions to the Merger and the Merger is not conditioned on any financing being obtained by NLHC, thereby increasing the likelihood that the Merger will be consummated and the consideration payable to the Company’s public stockholders will be paid.

•

The Merger Agreement allows the Company Board or the Special Committee to withdraw or change its recommendation of the Merger Agreement, in the event of an alternative transaction proposed by a third party that is a Superior Proposal. However, the Buyer Group acknowledges that the fact that its members are entitled to cast a majority of the Company’s voting power as of the Record Date, and their expressed unwillingness to sell their stake in the Company to a third party, may have discouraged, and may in the future discourage, third parties from submitting alternative transaction proposals with terms and conditions, including price, that may be superior to the Merger.

•

The Company Board established the Special Committee, consisting solely of independent and disinterested directors who are not officers or employees of the Company and are not affiliated with the Buyer Group, to evaluate the Buyer Group’s proposal and negotiate with the Buyer Group.

•

The Special Committee was granted the power and authority to, among other things, (a) consider, review, evaluate and, if the Special Committee deems it appropriate, negotiate and implement the terms and conditions of an offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire all of the shares of Company Common Stock not already owned by NLHC (the “Potential Transaction”), and the form, terms and conditions of any definitive agreements in connection therewith and determine the advisability of the Potential Transaction and (b) reach its own independent determination and conclusion and provide a recommendation to the Company Board regarding what action, if any, should be taken by the Company with respect to the Potential Transaction.

•

The Company Board also resolved not to recommend the Potential Transaction for approval by the Company’s stockholders or otherwise approve the Potential Transaction without the affirmative recommendation of the Special Committee.

•	The Buyer Group also agreed not to proceed with the Merger without approval from the Special Committee.

•	The Special Committee was deliberative in its process, taking over a month to analyze, evaluate and negotiate the terms of the Merger.

•

Neither the Buyer Group nor any of the directors affiliated with the Buyer Group participated in or had any influence on the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	The Special Committee retained independent, internationally recognized financial and legal advisors, each of which has extensive experience in transactions similar to the Merger.

•

The Merger Consideration of $2.28 per share in cash and other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Special Committee and its advisors and the Buyer Group and its advisors.

•	The Special Committee unanimously determined that the Merger Agreement and the Merger are advisable, fair to and in the best interests of the public stockholders of the Company.

•

The Company Board (other than any directors affiliated with NLHC or its affiliates) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Company and the stockholders of the Company, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed the Merger Agreement and the transactions contemplated thereby, including the Merger, to be submitted to the stockholders of record of the Company as of the Record Date for the Special Meeting, for approval and authorization at the Special Meeting, and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company vote to approve and authorize the Merger Agreement and the transactions contemplated thereby, including the Merger.

•

Notwithstanding that the Buyer Group may not rely upon the opinion provided by the financial advisor to the Special Committee, the Special Committee received an opinion from its financial advisor to the effect that, as of the date of the opinion and based upon and subject to the assumptions made, matters considered and limitations on the scope of review undertaken by such financial advisor as set forth in its written opinion, the Merger Consideration of  $2.28 per share was fair, from a financial point of view, to the public stockholders of the Company, as more fully described in the section titled “Special Factors–Opinion of the Financial Advisor to the Special Committee” beginning on page 27.

•	The recognition of the limited trading volume and price volatility of the Company Common Stock on the NYSE.

•

The Company and Navios Logistics have substantial debt outstanding (approximately $675.2 million, in the aggregate, as of June 30, 2023, including $500 million outstanding under Navios Logistics’ 10.75% senior secured notes due on July 1, 2025), and there are significant risks relating to the Company’s and Navios Logistics’ ability to refinance its existing debt and financing arrangements before maturity with satisfactory terms, particularly in light of the current uncertainty in the debt financing markets.

•

The Company has outstanding Series G Preferred Stock and Series H Preferred Stock with a liquidation preference of approximately $70.5 million, in the aggregate, inclusive of cumulative unpaid dividends, as of June 30, 2023. The Company’s Series G Preferred Stock and Series H Preferred Stock, which currently provide for cumulative dividends at a rate of 9.000% per annum and 8.875% per annum, respectively, rank senior to the Company Common Stock. Although the Company has the option to redeem any or all of the Series G Preferred Stock and Series H Preferred Stock at any time at a redemption price equal to the liquidation preference plus accumulated and unpaid dividends to the redemption date (whether or not declared), there are significant risks relating to the Company’s ability to pay dividends on or to redeem the Series G Preferred Stock or Series H Preferred Stock.

The Buyer Group also considered the following factors to be generally negative or unfavorable in its considerations concerning the fairness of the terms of the Merger:

•

Any public stockholder who has its shares converted into the right to receive cash in the Merger would cease to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of the Company.

•	There is a risk that the Merger might not be completed in a timely manner or at all.

•

With respect to the Merger Consideration, the Buyer Group’s financial interest in acquiring the shares for the lowest price possible is in conflict with the financial interest of the public stockholders in selling their shares for the highest price possible. Accordingly, the Buyer Group’s financial interests are adverse to the financial interests of the public stockholders. In addition, as described under “Special Factors–Interests of Certain Persons in the Merger,” certain officers and directors of the Company may have actual or potential conflicts of interest in connection with the Merger.

•

The Company Common Stock has in the past traded at levels that exceed the Merger Consideration, including trading as high as $2.87 per share during the 52-week period prior to the Company’s announcement of the execution of the Merger Agreement on October 23, 2023. This trading price history suggests that certain of the public stockholders may have acquired their shares at prices higher than the Merger Consideration or current trading levels.

•	The Merger Consideration is generally taxable to selling U.S. Holders. See “Special Factors–Material Tax Considerations.”

In its consideration of the procedural fairness of the Merger, the Buyer Group noted that (i) the authorization and approval of the Merger Agreement and the related transactions, including the Merger, is not subject to the approval of holders of a majority of the Company’s outstanding shares not held by the Buyer Group and its affiliates and members of management of the Company (“Majority of the Minority Vote Approval”), and (ii) there are no dissenters’ or appraisal rights available to the Company’s stockholders under the Merger Agreement, the Company’s amended and restated articles of incorporation and bylaws or Marshall Islands law in connection with the Merger.

Nevertheless, the Buyer Group believes the Merger is procedurally fair to the Company’s public stockholders because (i) Marshall Islands law does not require a Merger to be conditioned upon Majority of the Minority Vote Approval and the Buyer Group does not believe in the current circumstances this condition to be customary in “going private” transactions involving Marshall Islands companies and (ii) various safeguards and protective steps have been adopted to ensure the procedural fairness of the Merger, including without limitation (a) the formation of and the broad authorities granted to the Special Committee in reviewing, evaluating and negotiating (and ultimately authorizing and approving) the terms of the Merger Agreement, (b) the Special Committee retained and was advised by competent and experienced independent legal counsel and an independent financial advisor and (c) the rights of the Company with regard to a Superior Proposal.

The Buyer Group’s consideration of the factors described above reflects its assessment of the fairness of the Merger Consideration payable in the Merger to the public stockholders in relation to the going concern value of the Company on a stand-alone basis. The Buyer Group implicitly considered the value of the Company in a sale as a going concern by taking into account the Company’s and Navios Logistics’ current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters. The Buyer Group did not, however, explicitly calculate a stand-alone going concern value of the Company or Navios Logistics. In light of the fact that the Buyer Group has, and will continue to have, control of the Company and, indirectly, Navios Logistics, and that the Buyer Group remains unwilling to sell its interest in the Company or to approve a sale by the Company of its equity stake in Navios Logistics, the Buyer Group does not believe that it would be appropriate for the shares held by public stockholders to be valued on a basis that includes a “control” premium.

In its consideration of the fairness of the Merger, the Buyer Group did not undertake an appraisal of the assets of the Company or Navios Logistics to determine the Company’s liquidation value for the public stockholders because of the impracticability of determining a liquidation value given the significant execution risk involved in any breakup. Further, the Buyer Group did not consider the Company’s liquidation value to be a relevant valuation method because it considered the Company to be a viable, going concern where value is derived from cash flows generated from its continuing operations, and because the Company will continue to operate its business following the Merger.

In addition, the Buyer Group did not consider the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the stockholders of the Company, as a factor in its consideration of the fairness of the Merger. The Buyer Group believes that net book value, which is an accounting concept based on historical costs, is not a material indicator of the value of the Company as a going concern because it does not take into account quality of earnings, cash generation capability, undeclared preferred dividends, the future prospects of the Company and Navios Logistics, market conditions, or trends in the industries in which Navios Logistics’ conducts its business, but rather is indicative of historical costs. Further, the Buyer Group believes that net book value does not reflect the following important factors: (a) a discount on the value per share that typically exists in public markets for maritime and logistics companies, (b) the fact that the Company owns only approximately a 63.8%, not a 100% equity stake in Navios Logistics, (c) risks associated with the Company’s and Navios Logistics’ highly leveraged capital structure, including the significant risks relating to Navios Logistics’ ability to refinance its existing debt and financing arrangements before maturity with satisfactory terms, and (d) the small public float and limited trading volume of the Company Common Stock that results in undesirable price volatility and restricts opportunities for stockholders to achieve liquidity.

Members of the Buyer Group were not aware of, and did not consider in their fairness determination, any offers or proposals made by any unaffiliated third parties with respect to (a) a merger or consolidation of the Company with or into another company, (b) a sale of all or a substantial part of the Company’s assets or (c) the purchase of the Company’s voting securities that would enable the holder to exercise control over the Company.

Other than the Convertible Debenture as described in the section entitled “Additional Information Regarding the Company—Arrangements of the Buyer Group Involving the Company’s Securities” beginning on page 87, no member of the Buyer Group purchased or sold any shares during the past two years. The Buyer Group did not consider such share purchases in considering the fairness of the Merger primarily because such share purchases were conducted in January 2022 and the Company’s financial and business conditions have changed since then.

The foregoing discussion of the information and factors considered and given weight by the Buyer Group in connection with the fairness of the Merger is not intended to be exhaustive but includes all material factors considered by the Buyer Group. The Buyer Group did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their conclusions as to the fairness of the Merger. Rather, the fairness determinations were made after consideration of all of the foregoing factors as a whole.

The Buyer Group believes these factors provide a reasonable basis for its belief that the Merger is both substantively and procedurally fair to the Company’s public stockholders. This belief, however, is not intended to be and should not be construed as a recommendation by the Buyer Group to any stockholder of the Company as to how such stockholder should vote with respect to the approval of the Merger Agreement and the related transactions, including the Merger.

Certain Effects of the Merger

Effect on Ownership Structure

At the Effective Time, the public stockholders will cease to own any shares of Company Common Stock or have rights as common stockholders of the Company. Therefore, the public stockholders will not participate as common stockholders in the Company’s future earnings, growth or receipt of dividends following the Merger and will not benefit from any increase in its value following the Merger.

The Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares), Series H Preferred Stock (and the related American Depositary Shares), and Series I Preferred Stock will be unaffected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

Effect on Listing, Registration and Status of Company Common Stock

The Company Common Stock is currently registered under the Exchange Act and is listed on the New York Stock Exchange under the symbol “NM.” Following completion of the Merger, the Company Common Stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Exchange Act. The Company’s current public stockholders will cease to own any shares of Company Common Stock or have rights as common stockholders of the Company, and there will be no public market for the Company Common Stock.

Effect on Organization and Management

At the Effective Time, the directors and officers of the Surviving Corporation in the Merger will be those directors and officers designated by NLHC prior to the Effective Time, until their successors are duly elected and qualified. At the Effective Time, by virtue of the Merger, the articles of incorporation of the Company will remain in effect in accordance with its terms and be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law. The Company Board shall take such action as is necessary so that the bylaws of the Company will be amended and restated as of the Effective Time to read in their entirety as the bylaws of Merger Sub and, as so amended, will be the bylaws of the Company following the Merger until thereafter amended in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable law.

It is expected that, upon consummation of the Merger, the Company will conduct its operations substantially as they currently are being conducted. NLHC has advised the Company that it does not have any present plans or proposals that relate to, or would result in, an extraordinary transaction following completion of the Merger involving the Company’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. NLHC expects, however, that following the Merger, as it continuously evaluates and reviews the Company’s business and operations, it may develop new plans and proposals that it may consider appropriate to maximize value. NLHC reserves the right to make any changes it deems appropriate in light of its evaluation and review, or in light of future developments.

Effect on the Buyer Group’s Interest in the Company’s Net Book Value and Net Income

After the completion of the Merger, the Buyer Group’s interest in the Company’s net book value and net income attributable to the holders of Company Common Stock will increase from approximately 64.8% to 100%. Based on the Company’s net book value of $118.9 million as of June 30, 2023, and net income attributable to the holders of Company Common Stock of  $12.0 million for the six months ended June 30, 2023, the Buyer Group’s interests in the Company’s net book value as of June 30, 2023, and net income attributable to the holders of Company Common Stock for the six months ended June 30, 2023, were $77.0 million and $7.8 million, respectively, or approximately 64.8% and 64.8%, and those interests would have been $118.9 million and $12.0 million, respectively, or 100% and 100%, had the Merger been completed as of that date.

Benefits and Detriments of the Merger

Benefits and Detriments of the Merger to the Public Stockholders

A primary benefit of the Merger to the public stockholders will be their right to receive the Merger Consideration of $2.28 per share in cash, without interest and less any required withholding taxes, which represents a premium of approximately 43% to the $1.60 closing price of the shares of Company Common Stock on September 12, 2023, the last trading day before the Company’s announcement of an offer made by an affiliate of Ms. Frangou on September 13, 2023 to acquire all of the shares of Company Common Stock not already owned by NLHC for $1.84 per share. Additionally, the public stockholders will avoid the risk of any possible decrease in the Company’s future earnings, growth or value after the Merger.

A primary detriment of the Merger to the public stockholders is that such public stockholders will cease to own any shares of Company Common Stock, and therefore will not participate as common stockholders in the Company’s potential future earnings and growth following the Merger and will not benefit from any increase in its value following the Merger. Additionally, the receipt of cash in exchange for shares of Company Common Stock pursuant to the Merger will generally be a taxable transaction for U.S. federal income tax purposes to public stockholders who are U.S. Holders. See Special Factors–Material Tax Considerations” beginning on page 45.

Benefits and Detriments of the Merger to the Buyer Group

A primary benefit of the Merger to the Buyer Group is that, following the completion of the Merger, the Buyer Group will beneficially own, indirectly through NLHC, all of the outstanding shares of Company Common Stock, and therefore will continue to participate as common stockholders in the Company’s future earnings and growth following the Merger and will benefit from any increase in its value following the Merger.

A primary detriment of the merger to the Buyer Group is that the Buyer Group will bear the risk of any possible decrease in the future earnings, growth or value of the Company following the Merger. Additionally, the shares of Company Common Stock will be more illiquid than they are currently, with no public trading market for the shares of Company Common Stock.

Interests of Certain Persons in the Merger

In considering the recommendation of the Special Committee and the Company Board, you should be aware that certain of the Company’s officers and directors and the Buyer Group and its affiliates have interests in the Merger that are different from, or are in addition to, the interests of the public stockholders generally. The Special Committee and the Company Board were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the Merger. These interests include the following:

•

Each of the Company’s directors and executive officers will be entitled to receive, for each share of Company Common Stock held by such director or executive officer as of the completion of the Merger, the same per share Merger Consideration in the same manner as the public stockholders;

•

The Merger Agreement provides for the acceleration and cash-out of all outstanding Company Restricted Shares upon the consummation of the Merger, including those held by our executive officers and directors;

•

Each of NLHC and NSC is controlled by Ms. Angeliki Frangou, the Company’s Chairwoman and Chief Executive Officer, who is also a Director of the Company Board, and, after giving effect to the Merger, NLHC will own all of the outstanding shares of Company Common Stock and NSC will continue to own all of the outstanding shares of Series I Preferred Stock and the Convertible Debenture. Because the shares of Company Common Stock will not be listed on the New York Stock Exchange after the Merger, under the terms of the Convertible Debenture (without giving effect to the Convertible Debenture Amendment), an event of default would have occurred within five days after the closing of the Merger, entitling NSC to repayment of all of the outstanding principal and accrued interest under the Convertible Debenture (approximately $121.2 million, in the aggregate, as of June 30, 2023). The Convertible Debenture Amendment provides that such event of default and right to repayment by NSC will not occur for 45 days after the closing of the Merger;

•

Ms. Vasiliki Papaefthymiou, a Director of the Company Board and its Executive Vice President-Legal, also serves as an officer of Navios Shipmanagement Holdings Corporation and Navios Maritime Partners L.P., which are both affiliates of Ms. Frangou;

•

Mr. Shunji Sasada, a Director of the Company Board also serves as President of Navios Corporation and Navios Maritime Partners L.P., which are both affiliates of Ms. Frangou, and as a Director of Navios Maritime Partners L.P.;

•

the Merger Agreement provides that following the Merger, for a period of not less than six years, the Surviving Corporation shall, and NLHC shall cause the Surviving Corporation to, continue to maintain in effect, the Company’s director and officer insurance policy that provides coverage for events occurring at or prior to the Effective Time that is no less favorable than the existing policy;

•

the Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify and hold harmless (i) each of the Company and its wholly-owned subsidiaries’ present and former officers and directors and (ii) subject to certain exceptions, any person who is or was serving, or at any time prior to the Effective Time serves, at the request of the Company or any of its subsidiaries as an officer, director, member, partner, agent, fiduciary or trustee of another person against all costs paid in connection with any claim based on the fact that such individual is or was the Company’s, or one of its wholly owned subsidiaries’, officers or directors and arising out of or pertaining to any action or omission occurring at or before the Effective Time;

•	each member of the Special Committee was reimbursed for their reasonable out-of-pocket travel and other expenses in connection with their service on the Special Committee; and

•

Navios Shipmanagement Inc., a company controlled by Ms. Frangou, provides administrative services to the Company and its subsidiary, Navios South American Logistics Inc. In addition to the transactions discussed under “Additional Information Regarding the Company—Transactions in Common Stock” on page 86 and “Additional Information Regarding the Company—Arrangements of the Buyer Group Involving the Company’s Securities” on page 87, for a description of the Buyer Group’s related party transactions with the Company and Navios South American Logistics Inc., see “Item 7. Major Stockholders and Related Party Transactions-B. Related Party Transactions” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference in this proxy statement and the Company’s Report on Form 6-K, filed with the SEC on March 28, 2023, which is incorporated by reference in this proxy statement. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of the Company’s Annual Report and Reports on Form 6-K.

Plans for the Company if the Merger is Not Completed

If the Merger Agreement Proposal is not approved by the Company’s stockholders, or if the Merger is not completed for any other reason, you will not receive any consideration from NLHC or Merger Sub for your shares of Company Common Stock. Instead, the shares of Company Common Stock will continue to be listed and traded on the NYSE. It is expected that, if the Merger is not completed, the Company’s current management, under the direction of the Company Board, will continue to manage the Company as an ongoing business. From time to time, it is expected that the Company Board will evaluate and review the Company’s business operations, properties, dividend policy and capitalization, among other things, make such changes as deemed appropriate and continue to seek to identify strategic alternatives to increase stockholder value. If the Merger is not consummated for any reason, there can be no assurance that any other transaction acceptable to the Company will be offered or that the Company’s business and operations will not be adversely affected. In addition, if the Merger is not consummated, it is anticipated that Ms. Frangou and her affiliates will continue to hold a controlling interest in the Company and would effectively control whether an alternative change in control transaction could be effected.

In addition, if the Merger Agreement is terminated under specified circumstances, the Company or NLHC (as applicable) may be required to pay the other party a termination fee of $1.5 million. For additional information, see the section entitled “The Merger Agreement—Termination Fees,” beginning on page 76.

Estimated Fees and Expenses of the Merger

The Company expects to incur approximately $1,947,681.74 in fees and expenses in connection with the consummation of the Merger and the related transactions, as set forth in the table below:

Expenses	Estimated Amount
Financial advisory, legal and other professional fees and expenses	$1,830,00.00
Exchange Agent fees and expenses	$60,000.00
SEC filing fees	$7,681.74
Miscellaneous (1)	$50,000.00

(1)

This estimate includes fees and expenses incurred, and expected to be incurred, with respect to the solicitation of proxies and printing and mailing of this proxy statement in connection with the Merger.

It is also expected that NLHC and/or Merger Sub will incur and pay fees and expenses of approximately $850,000.00 in connection with the Merger, consisting primarily of legal, financial advisory and other professional fees.

In general, except as provided below in “The Merger Agreement–Expenses”, all costs and expenses incurred in connection with the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense.

Litigation Related to the Merger

The Company is not aware of any lawsuit that challenges the Merger or the Merger Agreement.

Material Tax Considerations

The following is a summary of U.S. federal income tax considerations of the Merger to beneficial owners (referred to in this summary as “holders”) of Company Common Stock whose Company Common Stock is converted into the right to receive the Merger Consideration. This summary is based upon the Code, applicable U.S. Treasury regulations, IRS rulings and judicial decisions available and in effect as of the date hereof. Subsequent developments in the tax laws of the United States, including changes in or differing interpretations of the foregoing authorities, which may be applied retroactively, could have a material effect on the tax consequences described below. The Company has not sought, nor does the Company intend to seek, any ruling from IRS with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts. This discussion only applies to shareholders who hold their Company Common Stock as a “capital asset” within the meaning of Code Section 1221(a)(1).

This is not a complete description of all the tax consequences of the Merger and may not address U.S. federal income tax considerations applicable to holders of Company Common Stock subject to special treatment under U.S. federal income tax law. This summary does not discuss the net investment income tax or state and local tax consequences. Shareholders subject to special treatment include, for example, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, persons that are accrual method taxpayers required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes as a result of such income being recognized on an applicable financial statement, entities or arrangements treated as partnerships and other pass-through entities for U.S. federal income tax purposes and holders who hold Company Common Stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not apply to shareholders who or that are the holders of 10% or more (actually or constructively) of any class of the Company’s stock (by vote or value). Additionally, if an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes holds Company Common Stock, the tax treatment of a partner or beneficial owner of such entity or arrangement may depend on the status of the partner or beneficial owner and the activities of the partnership or entity. Partners and beneficial owners in such entities or arrangements holding Company Common Stock are urged to consult their own advisors as to the particular U.S. federal income tax consequences applicable to them.

U.S. Holders

Generally. Assuming the Company does not constitute a PFIC for U.S. federal income tax purposes, and subject to the application of Section 304 of the Code (discussed below), each U.S. Holder should recognize gain or loss on the exchange of shares of Company Common Stock for the Merger Consideration in an amount equal to the difference between the amount of cash received and the U.S. Holder’s basis (as determined for U.S. federal income tax purposes) in the shares of Company Common Stock surrendered. Such gain or loss is determined on a block by block basis if a U.S. Holder’s shares of Company Common Stock were purchased at different times. If Section 304 of the Code is not applicable and the Company is not treated as a PFIC, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period of its shares of Company Common Stock is greater than one year at the time of the Merger. Otherwise, such gain or loss will be treated as short-term capital gain or loss. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. For a U.S. Holder who is an individual, trust or estate, its long-term capital gains are currently subject to tax at preferential rates. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Application of Section 304 of the Code. If Section 304 of the Code applies to the Merger, the U.S. federal income tax consequences of the Merger to U.S. Holders of Company Common Stock who receive Merger Consideration may differ from those described above. Section 304 of the Code would apply to the Merger if, before the Effective Time, one or more persons, in the aggregate, own stock representing “control” of both the Company and NLHC. For these purposes, “control” means stock possessing 50% or more of the total combined voting power of all classes of stock entitled to vote or 50% or more of the total value of shares of all classes of stock. Ownership for purposes of the application of Section 304 of the Code generally takes into account the constructive ownership rules of Section 318 of the Code. The sole direct or indirect shareholder of NLHC also owns (directly, indirectly and/or constructively) stock representing more than 50% of the voting power of all classes of Company stock entitled to vote. Accordingly, the Company expects that Section 304 of the Code will apply to the Merger.

If Section 304 of the Code applies to the Merger, to the extent that a U.S. Holder would otherwise be treated for U.S. federal income tax purposes as selling Company Common Stock to NLHC for cash, such holder will instead be treated as receiving such Merger Consideration in a deemed redemption of shares of NLHC. In the deemed redemption, such holder will recognize gain or loss in the manner described above in respect of such cash consideration unless such cash consideration is treated as a distribution of a dividend under the tests set forth in Section 302 of the Code.

Under the tests set forth in Section 302 of the Code, such deemed redemption generally would be treated as having the effect of a distribution of a dividend if the receipt of such cash consideration by a U.S. Holder is neither “substantially disproportionate” with respect to such holder nor is “not essentially equivalent to a dividend.” The deemed redemption generally will not be “substantially disproportionate” with respect to a U.S. Holder if the percentage of the outstanding Company Common Stock that the U.S. Holder actually and constructively owns immediately after the Merger is greater than or equal to 80% of the percentage of the outstanding Company Common Stock that the U.S. Holder is deemed actually and constructively to have owned immediately before the Merger. The deemed redemption will be considered to be “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s deemed percentage of stock ownership of the Company applying constructive ownership rules. The IRS has ruled that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the stockholder has even a small reduction in such stockholder’s percentage of stock ownership under the above analysis. Under the foregoing tests, a U.S. Holder who owns only Company Common Stock will generally be expected to recognize capital gain or loss on the sale or exchange in the manner described above. A U.S. Holder that also owns preferred stock of the Company should consult with its tax advisor about any implications of the ownership of preferred stock on the foregoing analysis.

If such deemed redemption is neither “substantially disproportionate” with respect to such holder nor is “not essentially equivalent to a dividend,” such deemed redemption would constitute a dividend for U.S. federal income tax purposes, in an amount equal to the cash consideration received, to the extent of the U.S. Holder’s allocable share of current and accumulated earnings and profits of the Company and, under special rules in the Code, potentially may also include the holder’s allocable share of current and accumulated earning and profits of the corporations in the Buyer Group. To the extent that the amount of cash consideration exceeds the Company’s (and if applicable the Buyer Group’s) current and accumulated earnings and profits, the distribution would be treated first as a non-taxable return of capital reducing the U.S. Holder’s basis in the NLHC common stock deemed issued to such U.S. Holder, and, to the extent the amount of the distribution exceeds such tax basis, the excess would be treated as capital gain recognized on a sale or exchange of such NLHC common stock. The Company does not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder of Company Common Stock should expect that, if the deemed redemption is neither “substantially disproportionate” with respect to such holder nor is “not essentially equivalent to a dividend,” the cash received pursuant to the Merger generally will be treated as dividend income, even if that distribution might otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Because the Company is not a U.S. corporation, a U.S. Holder that is a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) will not be entitled to claim a dividends-received deduction with respect to any distributions received or deemed received from the Company. Any portion of the Merger Consideration treated as a dividend under the foregoing test will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Because the possibility of dividend treatment depends upon each U.S. Holder’s particular circumstances, including the application of constructive ownership rules, U.S. Holders of Company Common Stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and any actions that may be taken to mitigate the potential application of such rules.

PFIC Status and Significant Tax Consequences. Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC, for U.S. federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds shares of the Company, either (a) at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (b) at least 50% of the quarterly average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income. Income the Company earns, or is deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless the Company is treated under certain special rules as deriving rental income in the active conduct of a trade or business). For purposes of determining whether the Company is a PFIC, the Company is treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25.0% of the value of the subsidiary’s stock. U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon the Company’s actual and projected income, assets and activities, the Company intends to take the position, to the extent it is required to do so, that it will not be a PFIC for the taxable year ending December 31, 2023, although there can be no assurance in this regard.

There is a significant amount of legal authority consisting of the Code, legislative history and U.S. Internal Revenue Service, or IRS, pronouncements and rulings supporting the Company’s position that income the Company derives or is deemed to derive from the Company’s port terminal, time charter and voyage charter operations constitutes services income (rather than rental income). However, it should be noted that this authority is in other contexts, and there is no direct legal authority under the PFIC rules addressing whether income from port terminal, time charter or voyage charter operations is services income or rental income (or otherwise constitutes passive income), and there is also contrary authority in other contexts, including authority which characterizes certain types of income the Company earns or is deemed to earn as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that the Company is a PFIC. In addition, no assurance can be given as to the Company’s PFIC status, because such status requires a factual determination based upon the composition of its income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of the Company’s income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from chartering activities and from logistics activities constitutes rental income or income derived from the performance of services. Moreover, the applicability of the relevant legal authorities to the Company’s business and organizational structure is not entirely clear and is subject to differing interpretations. The Company has not sought an IRS ruling on this issue. As a result, the IRS or a court could disagree with the Company’s position. In addition, although the Company attempts to conduct its affairs in a manner to avoid, to the extent possible, being classified as a PFIC, the Company cannot provide any assurance that the nature of its operations, or the nature or composition of its income or assets, will not change in the future, or that the Company can avoid PFIC status in the future.

Taxation of U.S. Holders Making a QEF Election. If the Company were treated as a PFIC with respect to a U.S. Holder that has a “qualifying electing fund” election (a “QEF election”) in effect, such U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of its Company Common Stock. Distributions of earnings and profits (including deemed distributions as a result of the application of Section 304 of the Code) that had previously been taxed would result in a corresponding reduction in a U.S. holder’s adjusted tax basis in our common stock and would not be taxed again once distributed. To the extent any of the Company’s subsidiaries is a PFIC, an election to treat the Company as a “qualifying electing fund” would not be effective with respect to a deemed ownership of the stock of such subsidiary and a separate QEF election with respect to such subsidiary would be required.

It should be noted that the beneficial effect of a QEF election may be substantially diminished if such election was not made in the first year of a U.S. Holder’s holding period in which the Company is a PFIC. If some instances, a U.S. Holder may be permitted to make a QEF election that is retroactive to the beginning of holding period if the Company were to be unexpectedly treated as a PFIC.

Taxation of U.S. Holders Making a Mark-to-Market Election. If the Company were treated as a PFIC with respect to a U.S. Holder that has a valid mark-to-market election in effect for the tax year that includes the closing date, such holder generally would recognize gain or loss on the exchange of shares of Company Common Stock for the Merger consideration in an amount equal to the difference between the amount of cash received and the U.S. Holder’s U.S. federal income tax basis in the shares of Company Common Stock surrendered. Gain realized on the exchange of shares of Company Common Stock for Merger Consideration generally would be treated as ordinary income, and any loss realized on the exchange of shares of Company Common Stock for Merger consideration generally would be treated as ordinary loss to the extent that such loss did not exceed the net mark-to-market gains previously included in income by the U.S. Holder. However, if any of the Company’s subsidiaries is treated as a PFIC, a U.S.

holder’s “mark-to-market” election with respect to its Company Common Stock would not apply to the U.S. Holder’s deemed ownership of the stock of such subsidiary. This may significantly limit the beneficial effect of making a mark-to-market election. The beneficial effect of a mark-to-market election would may be substantially diminished if such election was not made in the first year of the U.S. Holder’s holding period in which the Company was a PFIC.

Taxation of Non-Electing U.S. Holders. If the Company were to be treated as a PFIC with respect to a U.S. Holder that does not have either a valid mark-to-market election or QEF election in effect for that year, such holder would be subject to special rules with respect to any gain realized on the exchange of shares of Company Common Stock for Merger Consideration. Under these special rules:

•	the gain would be allocated ratably over the U.S. Holders’ aggregate holding period for the shares of Company Common Stock;

•	the amount allocated to the current taxable year and any taxable year before the Company became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of shares of Company Common Stock.

Non-U.S. Holders

Generally. The U.S. federal income tax consequences of the Merger to Non-U.S. Holders will generally be the same as those described above for U.S. Holders of Company Common Stock, except that, subject to the discussion below regarding “—Information Reporting and Backup Withholding,” a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax or income tax on any gain recognized on the receipt of the Merger Consideration (including any amount treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code) in exchange for shares of Company Common Stock pursuant to the Merger unless:

•

such gain (or dividend) is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States); or

•

such gain is recognized by a Non-U.S. Holder who is an individual and who is present in the United States for 183 days or more in the taxable year of the Merger (but is not considered a United States resident under specific rules) and certain other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, gain (or dividends) from the exchange of shares of Company Common Stock for the Merger consideration that is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty. An individual Non-U.S. Holder who is present in the U.S. for 183 days or more in the taxable year of the Merger and who satisfies the other relevant conditions will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year.

Backup Withholding and Information Reporting

A U.S. Holder may be subject to “backup withholding” at a rate of 24% with respect to the amount of cash received in the merger, unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and Non-U.S. Holders generally will be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS in a timely manner.

Marshall Islands Tax Considerations

Under current Marshall Islands law, U.S. Holders and Non-U.S. Holders are not subject to Marshall Islands income or capital gains or withholding taxes with respect to the exchange of shares of Company common stock for the merger consideration.

EACH HOLDER OF SHARES OF COMPANY COMMON STOCK IS URGED TO CONSULT WITH ITS OWN TAX ADVISERS TO DETERMINE THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO IT OF THE MERGER, AS WELL AS THE EFFECTS OF U.S. STATE, LOCAL AND NON-U.S. TAX LAWS.

Source of Funds

The Buyer Group anticipates that NLHC will expend approximately $52.0 million, net of fees, to purchase the outstanding Company Common Stock at a purchase price of $2.28 per share. NLHC intends to fund the transactions contemplated by the Merger Agreement through cash on hand held by it and its affiliates. The obligations of NLHC and Merger Sub to consummate the Merger is not subject to any financing condition.

Anticipated Accounting Treatment of Transaction

It is anticipated that the transaction will be accounted for under the acquisition method of accounting for financial accounting purposes following FASB Accounting Standards Codification Topic 805, Business Combinations.

No Appraisal Rights

Under Marshall Islands law, no dissenters’ or appraisal rights are available to stockholders of the Company with respect to the Merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This proxy statement, and the documents incorporated by reference in this proxy statement, include “forward-looking statements” that reflect the Company’s current views as to future events and financial performance with respect to the Company’s operations, the expected completion and timing of the Merger and other information relating to the Merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts. There are forward-looking statements throughout this proxy statement, including under the headings, among others, “Summary Term Sheet,” “Questions and Answers About the Special Meeting and the Merger Agreement Proposal,” “Special Factors,” “The Special Meeting,” and “Additional Information Regarding the Company” and in statements containing the words “aim,” “anticipate,” “are confident,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance or other future events or trends.

You should be aware that forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot assure you that the actual results or developments anticipated will be realized, or, even if realized, that they will have the expected effects on the business or operations of the Company. These forward-looking statements speak only as of the date on which the statements were made and the Company undertakes no obligation to update or revise any forward-looking statements made in this proxy statement or elsewhere as a result of new information, future events or otherwise, except as required by law. In addition to other factors and matters referred to or incorporated by reference in this document, the Company believes the following factors could cause actual results or matters related to the Merger to differ materially from those discussed in the forward-looking statements:

•	the satisfaction of the conditions to completion of the Merger, including the authorization and approval of the Merger Agreement by the Company’s stockholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company or others relating to the Merger Agreement;

•	the risk that the Merger may not be completed in a timely manner or at all, which may adversely affect the Company’s business and the price of Company Common Stock;

•	the risk that the pendency of the Merger disrupts current plans and operations and potential difficulties in employee retention as a result of the pendency of the Merger;

•

the fact that directors and officers of the Company have interests in the Merger that are different from, or in addition to, the interests of the stockholders of the Company generally in recommending that such stockholders vote to approve the Merger Agreement;

•	the effect of the announcement of the Merger on the Company’s business relationships, operating results and business generally;

•	the amount of the costs, fees, expenses and charges related to the Merger; and

•

other risks detailed in the Company’s filings with the SEC, including the information set forth under the section entitled “Item 3. Key Information-D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of our Annual Report.

Many of the factors that will determine the Company’s future results are beyond its ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. The Company cannot guarantee any future results, levels of activity, performance or achievements.

THE PARTIES TO THE MERGER

N Logistics Holdings Corporation

NLHC is a Marshall Islands corporation, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NLHC is acting as an investment holding company. NLHC is controlled by Ms. Frangou.

Navigation Merger Sub Inc.

Merger Sub is a Marshall Islands corporation, and its principal business address is c/o N Logistics Holdings Corporation, 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). Merger Sub is a wholly owned subsidiary of NLHC and was formed solely for the purpose of engaging in the Merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the Merger and other related transactions.

N Shipmanagement Acquisition Corp.

NSC is a Marshall Islands corporation, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NSC is acting as an investment holding company. NSC is controlled by Ms. Frangou.

Navios Maritime Holdings Inc.

The Company is a corporation organized under the laws of the Republic of the Marshall Islands. The Company’s principal executive office and principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, and its telephone number is +1 345 232 3067.

The Company owns a 63.8% controlling equity stake in Navios Logistics. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia region river system, the main navigable river system in the Hidrovia region, and on the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its Port Terminal Business. which comprises its Grain Port Terminal, which supports agricultural and forest-related exports; its Iron Ore Port Terminal, which supports mineral-related exports; and its Liquid Port Terminal, with tank storage for refined petroleum products. The Grain Port Terminal and the Iron Ore Port Terminal are located in Nueva Palmira, Uruguay, and the Liquid Port Terminal is located in San Antonio, Paraguay. Since October 2022, Navios Logistics has been providing bunkering services using floating storage capacity in the port of Nueva Palmira. Navios Logistics complements these three port terminals with a diverse fleet of 271 barges and 30 pushboats that operate in its barge business, and six vessels, comprising five tankers and one river and estuary product tanker, all of which operate in its cabotage business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones), liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas). The Company also owns an interest in Navios Maritime Partners L.P., an international shipping company listed on the NYSE, which owns and operates dry cargo and tanker vessels. See “Additional Information Regarding the Company” beginning on page 79. For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of our Annual Report.

THE SPECIAL MEETING

Date, Time and Place

This proxy statement is being provided to holders of the Company Common Stock and Series I Preferred Stock of Navis Maritime Holdings Inc. as part of a solicitation of proxies by the Company Board for use at the Special Meeting to be held at the offices of the Company located at Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands, on Wednesday, December 13, 2023, at 9:00 a.m., local time, unless adjourned or postponed to a later time.

The purpose of the Special Meeting is for the holders of the Company Common Stock and Series I Preferred Stock to consider and vote upon the Merger Agreement Proposal. A copy of the Merger Agreement is attached to this proxy statement as Annex A. This proxy statement and the enclosed form of proxy card are first being mailed to the shareholders of the Company on or about November 13, 2023.

Record Date and Quorum

Only the holders of record of the shares of Company Common Stock and Series I Preferred Stock as of the close of business on November 3, 2023, which has been fixed as the Record Date, are entitled to receive notice of, and to vote at, the Special Meeting.

As of the Record Date, there were 22,826,450 shares of Company Common Stock issued and outstanding, each entitling its holder to one vote, and there were 1,000 shares of Series I Preferred Stock issued and outstanding, which, in the aggregate, entitle, NSC, the sole holder of record and beneficial owner of all of the shares of Series I Preferred Stock to cast a total of 31,267,033 votes.

The Company will have a quorum and will be able to conduct the business of the Special Meeting if the holders of shares of Company Common Stock and Series I Preferred Stock representing at least one third of the votes entitled to be cast at the Special Meeting, either in person or by proxy. If you submit a properly executed proxy card, you will be considered part of the quorum. Holders of Company Common Stock present in person at the Special Meeting but not voting and shares of Company Common Stock for which the Company has received proxies indicating that their holders have abstained, will be counted as present at the Special Meeting for purposes of determining whether a quorum is established.

Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock assures a quorum will be present at the Special Meeting.

In accordance with the NYSE rules, banks, brokers and other nominees who hold shares of common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to any of the proposals to be voted on at the Special Meeting. Accordingly, if banks, brokers or other nominees do not receive specific voting instructions from the beneficial owner of such shares with respect to the proposals to be voted on at the Special Meeting, they may not vote such shares with respect to such proposals. Because the Merger Agreement Proposal is non-routine and non-discretionary, we do not expect there to be any broker non-votes for the Merger Agreement Proposal.

Upon request by a holder of shares of Company Common Stock at or prior to the Special Meeting, the Company will provide a list of registered stockholders as of the Record Date of the Special Meeting.

Required Vote

Approval of the Merger Agreement Proposal requires the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class. As of the Record Date, there were 22,826,450 shares of Company Common Stock issued and outstanding, each entitling its holder to one vote, and there were 1,000 shares of Series I Preferred Stock issued and outstanding, which, in the aggregate, entitle, NSC, the sole holder of record and beneficial owner of all of the shares of Series I Preferred Stock to cast a total of 31,267,033 votes.

The approval of the Merger Agreement Proposal is a condition to the parties’ obligations to consummate the Merger. Your failure to vote your shares of Company Common Stock or your abstention from voting on the Merger Agreement Proposal will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

If you are a holder of any of the Company’s outstanding shares of Series G Preferred Stock or Series H Preferred Stock, you do not have a right to vote on the Merger Agreement Proposal as a holder of such shares.

Under the terms of the Merger Agreement, unless the Special Committee withdraws its recommendation in favor of the Merger (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC is required to vote all of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Since the votes entitled to be cast by NSC in respect of the shares of Series I Preferred Stock represent a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, the voting by NSC of the shares of Series I Preferred Stock in favor of the approval and authorization of the Merger Agreement will provide sufficient votes to assure that the Merger Agreement Proposal will be approved.

Additionally, each of the directors and executive officers of the Company that owns shares of Company Common Stock as of the Record Date, has informed the Company that, as of the date of this proxy statement, he or she intends to vote shares owned directly by him or her “FOR” the Merger Agreement Proposal.

Abstentions will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. A stockholder’s failure to (x) submit a signed proxy card or (y) to vote in-person at the Special Meeting will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Brokers, banks or other nominees holding shares of Company Common Stock in “street name” may not vote such shares of Company Common Stock on the Merger Agreement Proposal absent instruction from you on how you wish your shares of Company Common Stock to be voted. If your shares are held in “street name,” unless you attend the Special Meeting in-person, with a properly executed legal proxy from your broker, bank or other nominee, your failure to provide instructions will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Voting; Proxies

If you were a holder of record of shares of Company Common Stock at the close of business on the Record Date, you may vote in person by attending the Special Meeting or, to ensure that your shares are represented at the Special Meeting, you may authorize a proxy to vote. To vote by proxy, after carefully reading and considering the information contained in, and incorporated by reference into, this proxy statement, please fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed envelope, as soon as possible so that your shares may be voted at the Special Meeting. You may also vote via the Internet by accessing the Internet address as specified on the enclosed proxy card by the deadlines set forth on the card.

All shares of the Company’s Common Stock and Series I Preferred Stock represented by each properly executed and valid proxy received by 11:59 p.m., New York time, on December 12, 2023 will be voted in accordance with the instructions given on the proxy. If a holder of shares of Company Common Stock executes a proxy card without giving instructions, the shares represented by that proxy card will be voted “FOR” the proposal to approve the Merger Agreement. Please submit your proxy whether or not you plan to attend the Special Meeting in person.

If your shares of Company Common Stock or are held beneficially in “street name,” you should instruct your bank, broker, or other nominee to vote your shares. If you do not instruct your bank, broker or other nominee, it will not be able to vote your shares. Please check with your bank, broker or other nominee and follow the voting procedures it provides. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet.

Attendance

All holders of Company Common Stock or Series I Preferred Stock as of the close of business on the Record Date for voting at the Special Meeting, including holders of record and beneficial owners of Company Common Stock registered in the “street name” of a bank, broker or other nominee, are invited to attend the Special Meeting. If you are a shareholder of record, please be prepared to provide proper identification, such as a driver’s license. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification.

You do not need to attend the Special Meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering a signed statement of revocation, submitting a new proxy with a later date by using the Internet proxy submission procedures described above, or by delivering a duly executed proxy card bearing a later date to our Secretary. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

Voting in Person

Shareholders of record will be able to vote in person at the Special Meeting. If you are not a shareholder of record, but instead hold your shares of Company Common Stock in “street name” through a bank, broker or other nominee, you must provide a proxy executed in your favor from your bank, broker or other nominee in order to be able to vote in person at the Special Meeting. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other nominee, along with proper identification.

If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

Providing Voting Instructions by Proxy

If you do not vote your shares of Company Common Stock with respect to the Merger Agreement Proposal, it will have the same effect as a vote against the Merger Agreement Proposal. However, if the Merger Agreement Proposal is approved and the Merger is completed, your shares of Company Common Stock (other than shares of Company Common Stock held by (i) the Company or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive the Merger Consideration even though you did not vote.

If you submit a proxy without specifying the manner in which you would like your shares of Company Common Stock or Series I Preferred Stock to be voted, your shares of Company Common Stock or Series I Preferred Stock will be voted “FOR” the Merger Agreement Proposal.

Broker Non-Votes

If your shares of Company Common Stock are held beneficially in “street name,” you will receive instructions from your broker, bank or other nominee that you must follow in order to have your shares voted. Your broker, bank or other nominee will vote your shares only if you provide instructions on how to vote. Please follow the directions on the voting instruction form sent to you by your broker, bank or other nominee with this proxy statement. Your bank, broker or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker, bank or other nominee, as the case may be. Brokers who hold shares of Company Common Stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owner. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. Because the Merger Agreement Proposal is non-routine and non-discretionary, we do not expect there to be any broker non-votes for such proposal.

If your shares are held in “street name,” unless you attend the Special Meeting in-person, with a properly executed legal proxy from your broker, bank or other nominee, your failure to provide instructions will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Abstentions

Abstentions will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

Record Holders

Whether you plan to attend the Special Meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the Special Meeting. If you hold book-entry shares of Company Common Stock, which are shares that are registered directly in your name on the books and records of our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates representing shares of Company Common Stock, you may vote:

•

By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by the Company Board.

•

Via the Internet. This proxy statement is accompanied by a proxy card with instructions for how to submit your vote. You may vote via the Internet by accessing the Internet address as specified on the enclosed proxy card by the deadlines set forth on the card. Your shares will be voted as you direct in the same manner as if you had completed, signed, dated and returned your proxy card.

•	In person at the meeting. If you attend the Special Meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

“Street Name” Holders

If your shares of Company Common Stock are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•

In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

Revocation of Proxies

If your shares of Company Common Stock are registered directly in your name, there are three ways you can change your vote after you have submitted your proxy:

•	First, you may complete and submit a signed written notice of revocation to the Company’s Secretary at the address below:

Navios Maritime Holdings Inc.

Attn: Secretary

Strathvale House, 90 N Church Street

Grand Cayman

KY1-1104

Cayman Islands

Or by email to legal_corp@navios.com

•

Second, you may submit a new proxy with a later date, by using Internet proxy submission procedures described above, or by completing, signing, dating and returning a new proxy card. Your latest vote actually received by the Company before the Special Meeting will be counted, and any earlier votes will be automatically revoked.

•

Third, you may attend the Special Meeting and vote in person. Any earlier proxy will thereby be automatically revoked. However, simply attending the Special Meeting without voting will not revoke any earlier proxy you may have given.

If your shares of Company Common Stock are held in “street name” by a bank, broker or other nominee, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote and any deadlines for the receipt of those instructions.

Solicitation of Proxies; Payment of Solicitation Expenses

In addition to the mailed proxy materials, the Company’s directors, officers, and other employees may also solicit proxies or votes in person, in writing, by telephone, e-mail, or other means of communication. The Company will pay the costs of printing and mailing this proxy statement to its stockholders and all other costs incurred in connection with the solicitation of proxies for the Special Meeting. Directors, officers and other employees of the Company will not be paid any additional compensation for soliciting proxies. The Company will also reimburse banks, brokers, nominees, and other record holders for their reasonable expenses in forwarding proxy materials to beneficial owners of shares of Company Common Stock.

Adjournments

Under the terms of the Merger Agreement, the Company may postpone or adjourn the Special Meeting with (i) the prior written consent of NLHC (not to be unreasonably withheld, conditioned, or delayed), or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Special Meeting, provided, that, in the case of clause (ii), in no event shall the Special Meeting be adjourned or postponed for longer than ten (10) calendar days without the prior written consent of NLHC.

Other Information

As of the date of this proxy statement, the Company Board is not aware of any other matter that may be presented for action at the Special Meeting. If other matters properly come before the Special Meeting, or at any adjournment or postponement of the Special Meeting, the Company intends that shares of Company Common Stock represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

THE MERGER AGREEMENT PROPOSAL

We are asking you to approve the Merger Agreement and the Merger. If the Merger Agreement is approved by our stockholders and all other conditions to the closing of the Merger are either satisfied or validly waived, Merger Sub will merge with and into the Company with the Company surviving the Merger as a subsidiary of NLHC.

For a summary of and detailed information regarding this proposal, see the information about the Merger Agreement and the Merger throughout this proxy statement, including the information set forth in the sections titled “Special Factors–Certain Effects of the Merger” and “The Merger Agreement.” A copy of the Merger Agreement is attached to this proxy statement as Annex A. You are urged to read the Merger Agreement carefully in its entirety.

We cannot complete the Merger without the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class. If you abstain from voting, fail to cast your vote, in person or by proxy, or fail to give voting instructions to your broker, bank or other nominee, it will have the same effect as a vote against the proposal to approve the Merger Agreement.

If you sign and return your proxy card (or submit your proxy via the Internet) without indicating how you wish to vote on a proposal, your proxy will be voted in accordance with the Company Board’s recommendation.

The Merger Agreement and the transactions contemplated thereby, including the Merger, have been unanimously approved and recommended by the Special Committee. The Company Board, acting upon the unanimous recommendation of the Special Committee, by unanimous vote of the directors not affiliated with NLHC or its affiliates recommends that stockholders vote “FOR” the Merger Agreement Proposal to approve the Merger Agreement and the Merger.

THE MERGER AGREEMENT

The following is a summary of certain material provisions of the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and which is incorporated by reference. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement.

Explanatory Note Regarding the Merger Agreement

The following summary of the Merger Agreement, and the copy of the Merger Agreement attached as Annex A, respectively, to this proxy statement, is intended to provide information regarding the terms of the Merger Agreement.

The representations, warranties, covenants and other agreements made in the Merger Agreement by the Company, NLHC, Merger Sub and NSC and described below were made only for the purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific dates. Such representations, warranties, covenants and other agreements were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger. Such representations, warranties, covenants and other agreements may have also been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, may or may not be accurate as of any specific date, may be subject to important limitations and qualifications and may therefore not be complete. The representations, warranties, covenants and other agreements in the Merger Agreement may also be subject to a contractual standard of materiality applicable to the contracting parties that may differ from those applicable to stockholders and reports and documents filed with the SEC. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the Company or NLHC or their respective businesses. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may be fully reflected in the Company’s public disclosures if determined to be material to the Company. The representations, warranties, covenants and other agreements made in the Merger Agreement and the description of them in this proxy statement should not be read alone but instead should be read in conjunction with the other information contained in this proxy statement and the other reports, statements and filings the Company files publicly with the SEC.

The Merger

The Merger

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into the Company and the separate corporate existence of Merger Sub will terminate. The Company will survive the Merger as a subsidiary of NLHC.

Following completion of the Merger, the Company Common Stock will cease to be listed on the NYSE and will be deregistered under the Exchange Act. As a result, the Company’s common stockholders (other than NLHC) will cease to own any shares of Company Common Stock or have rights as common stockholders of the Company, and there will be no public market for the Company Common Stock.

The Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares), Series H Preferred Stock (and the related American Depositary Shares), and Series I Preferred Stock will be unaffected by the Merger and remain outstanding as identical securities of the Surviving Corporation.

Closing; Effective Time of the Merger

The closing of the Merger (the “Closing”) will occur three business days following the day on which the conditions to the Merger set forth in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or waiver of those conditions), or such other time as NLHC, Merger Sub and the Company may agree in writing. For further discussion on the conditions to completion of the Merger, see “–Conditions to Completion of the Merger” beginning on page 73.

On the Closing Date, concurrently with or as soon as practicable following the Closing, the Company and Merger Sub will file duly executed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. The effective time of the Merger will occur upon filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, or at such later time as may be mutually agreed upon by NLHC, Merger Sub and the Company and specified in the Articles of Merger in accordance with the Business Corporations Act of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute (the “MIBCA”).

Articles of Incorporation and Bylaws

At the Effective Time, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time will remain in effect in accordance with its terms and be the articles of incorporation of the Surviving Corporation from and after the Effective Time until thereafter amended in accordance with its terms and applicable law and subject to compliance with the terms of the Merger Agreement, and (ii) the Company Board will take the actions necessary so that the bylaws of the Company will be amended and restated to read in their entirety as the bylaws of Merger Sub and, as so amended, will be the bylaws of the Surviving Corporation following the Merger until thereafter amended in accordance with the articles of incorporation and bylaws of the Surviving Corporation and applicable law.

Consideration to be Received in the Merger

At the Effective Time, as a result of the Merger and without any action on the part of NLHC, Merger Sub, the Company or the holder of any shares of Company Common Stock, shares of Preferred Stock or shares of common stock of Merger Sub, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held by (i) the Company (including as treasury stock) or any of its subsidiaries or (ii) NLHC or Merger Sub) will be converted into the right to receive the Merger Consideration of  $2.28 per share in cash, without interest and less any applicable withholding taxes.

Treatment of Shares of Company Common Stock

All shares of Company Common Stock converted into the Merger Consideration will no longer be outstanding, will automatically be cancelled and will cease to exist at the Effective Time. Each stock certificate or book-entry share previously representing any shares of Company Common Stock will thereafter represent only the right to receive, with respect to each underlying share of Company Common Stock, the Merger Consideration.

At the Effective Time, each share of Company Common Stock held by the Company as treasury stock or held by the Company or any of its subsidiaries will be canceled without payment of any consideration and cease to exist. At the Effective Time each share of Company Common Stock held by NLHC or Merger Sub will be unaffected by the Merger and remain outstanding as one share of common stock of the Surviving Corporation (“Surviving Corporation Common Stock”).

Treatment of Preferred Stock

The Company’s outstanding shares of Series G Preferred Stock (and the related American Depositary Shares), Series H Preferred Stock (and the related American Depositary Shares), and Series I Preferred Stock will be unaffected by the Merger, remain outstanding as identical securities of the Surviving Corporation and be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the certificate of designation applicable to such series of Preferred Stock.

Treatment of Capital Stock of Merger Sub

At the Effective Time, as a result of the Merger and without any action on the part of NLHC, Merger Sub, the Company or the holder of any shares of Company Common Stock, shares of Preferred Stock or shares of capital stock of Merger Sub, the registered shares, without par value, of Merger Sub outstanding immediately prior to the Effective Time shall, in the aggregate, be converted into an aggregate number of shares of Surviving Corporation Common Stock equal to the aggregate number of shares of Company Common Stock (including Company Restricted Shares) that are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement.

Treatment of Company Equity Awards

At the Effective Time, each outstanding award of shares of Company Common Stock granted under a Company equity plan that remains subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions (each a “Company Restricted Share”) that is unvested immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration and (ii) the number of shares of Company Common Stock subject to such award of Company Restricted Shares, less applicable taxes required to be withheld.

All options to purchase shares of Company Common Stock (the “Company Options”) granted pursuant to the Company’s 2015 Equity Incentive Plan, as amended (the “Company Equity Incentive Plan”) will be cancelled for no consideration or payment at the Effective Time.

Exchange and Payment Procedures

NLHC will deposit an amount of cash in an exchange fund with an exchange agent (the “Exchange Agent”) sufficient to pay the Merger Consideration in respect of the shares of Company Common Stock that are being converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. As soon as practicable after the Effective Time, NLHC will cause the Exchange Agent, which will be a trust company or similar entity selected by NLHC and reasonably acceptable to the Company, to mail to all record holders of a stock certificate or book-entry shares a letter of transmittal and instructions on how to surrender stock certificates or book-entry shares in exchange for the Merger Consideration. As the holder of a stock certificate or book-entry share, you will receive the $2.28 in cash per share, without interest and less any applicable withholding taxes, only upon the proper surrender to the Exchange Agent of the stock certificate or book-entry share, the properly completed and executed letter of transmittal and other required documents and information.

You should not send in your stock certificates or transfer your book-entry shares until you receive a letter of transmittal and instructions. Do not send certificates with the enclosed proxy card, and do not forward your stock certificates to the Exchange Agent without a properly completed letter of transmittal.

If, prior to the Effective Time, a transfer of ownership of any share of Company Common Stock is not registered in the Company’s transfer records, the Merger Consideration payable upon surrender of the stock certificate or book-entry share will be paid to the transferee only if the stock certificate or book-entry share is properly endorsed or is otherwise in proper form for transfer, and upon the payment of any transfer or other taxes applicable to such transfer in form and substance reasonably satisfactory to the Exchange Agent.

Each of the Exchange Agent, the Company, the Surviving Corporation, and NLHC will be entitled to deduct and withhold from the amounts otherwise payable under the Merger Agreement such amounts as the Exchange Agent, the Company, the Surviving Corporation, and NLHC are entitled to deduct and withhold pursuant to applicable tax laws. Any sum that is withheld will be treated as having been delivered and paid to the person from whom it is withheld.

After the Effective Time, there will be no further registration of transfers on the stock transfer books of shares of Company Common Stock, other than shares of Surviving Corporation Common Stock. If, after the Effective Time, stock certificates or book-entry shares are presented to the Surviving Corporation (other than stock certificates or book-entry shares representing shares of Surviving Corporation Common Stock) they will be cancelled and exchanged for the Merger Consideration, if entitled thereto.

No interest will be paid or accrued on any cash payable to holders of stock certificates or book-entry shares. Any portion of the Merger Consideration exchange fund that has not been claimed by stockholders (and any interest or other income earned thereon) for six months after the Effective Time will be returned to NLHC. Former stockholders who have not complied with the exchange and payment procedures described above will then look to NLHC for payment of the Merger Consideration, without any interest due. None of the Company, the Surviving Corporation, the Exchange Agent or any other person will be liable to any former stockholders for any amount of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

If you have lost a certificate, or if it has been stolen or destroyed, then before you will be entitled to receive the Merger Consideration, you will have to make an affidavit of the loss, theft or destruction. If required by the Surviving Corporation, you will also need to post a bond in an amount and upon such terms as the Surviving Corporation may determine are reasonably necessary as indemnity against any claim that may be made against it or the exchange agent with respect to the certificate. These procedures will be described in the letter of transmittal that you will receive, which you should read carefully in its entirety.

Representations and Warranties

The Merger Agreement contains representations and warranties the Company made to NLHC and Merger Sub, and representations and warranties NLHC, Merger Sub and NSC made to the Company, and may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

The Merger Agreement contains a number of representations and warranties made by the Company that relate to, among other things:

•	corporate organization, valid existence and good standing of the Company;

•

corporate power and authority to enter into, execute and deliver the Merger Agreement and the Convertible Debenture Amendment and, subject to the approval of the Merger Agreement by the required vote of stockholders, to consummate the transactions contemplated by the Merger Agreement;

•

determination by the Special Committee and the Company Board that the Merger Agreement, the Convertible Debenture Amendment and the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interest of the public stockholders and recommendation of the Special Committee and the Company Board that the stockholders authorize and approve the Merger Agreement;

•

the absence of required governmental consents, approvals, filings or registrations (other than filing and recordation required by MIBCA, and compliance with the Exchange Act) in connection with the execution and delivery of the Merger Agreement and the Convertible Debenture Amendment and the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	the absence of conflicts with the articles of incorporation or bylaws of the Company or with applicable law;

•	capitalization of the Company;

•	required SEC filings;

•

receipt by the Special Committee of a fairness opinion from Jefferies to the effect that, as of the date of Jefferies’s written opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Jefferies’s written opinion, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than NLHC, Merger Sub or any of their affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders;

•	except for the engagement of Jefferies, the absence of any brokers’ fees or commissions payable by the Company or any of its subsidiaries in connection with the Merger; and

•	the inapplicability of takeover statutes.

A number of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” clause.

For purposes of the Merger Agreement, a “Company Material Adverse Effect” as applied to these representations and warranties means:

•

a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, properties or results of operations of the Company and its subsidiaries, taken as a whole; provided, however, that any effects resulting from any of the following shall be excluded in determining whether there has been a material adverse effect: (i) changes in applicable law or GAAP, (ii) changes in the global financial or securities markets or general global economic or political conditions, (iii) changes or conditions generally affecting the industry in which the Company and its subsidiaries operate, (iv) changes, effects, events or occurrences affecting the markets or geographic locations in which the Company and its subsidiaries operate, (v) outbreak of, acts of or escalation of war, sabotage, terrorism, hostilities or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, or natural disasters, (vi) the announcement of the Merger Agreement or the transactions contemplated thereby, (vii) the Company or its subsidiaries taking any action required by the Merger Agreement, (viii) any change in the market price or trading volume of the shares of Company Common Stock, (ix) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (x) any failure of Company to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect); provided, that the effect of any matter referred to in clauses (i), (ii), (iii), (iv), (v) or (ix) above shall only be excluded to the extent that such matter does not disproportionately affect the Company and its subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its subsidiaries operate; or

•

any event, circumstance, or effect that materially impairs the ability of the Company to perform its obligations under the Merger Agreement or materially delays the consummation of the transactions contemplated thereby.

The Merger Agreement also contains a number of representations and warranties made by NLHC, Merger Sub and NSC, including representations and warranties relating to:

•	corporate organization, valid existence and good standing of NLHC and Merger Sub;

•	the capitalization and activities of Merger Sub;

•	solely in the case of NSC, the ownership of capital stock of the Company by NSC and its affiliates;

•

the corporate power and authority of NLHC and Merger Sub to execute, deliver and perform the Merger Agreement and consummate the transactions contemplated thereby and that the Merger Agreement constitutes a valid and binding agreement of each of NLHC and Merger Sub and is enforceable against each of them in accordance with its terms;

•	the absence (except for the consents noted in the Merger Agreement) of required action by or in respect of, or filing with, any governmental authority;

•	the absence of conflicts with their respective articles of incorporation or bylaws, applicable law or certain contracts;

•

the compliance and accuracy of all documents required to be filed by NLHC or Merger Sub with the SEC or otherwise disseminated to the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement;

•

the availability of cash or other sources of immediately available funds necessary to consummate the transactions contemplated by the Merger Agreement, including to pay the aggregate Merger Consideration and all other cash amounts payable pursuant to the Merger Agreement;

•	except for S. Goldman Advisors LLC, the fees and expenses of which will be paid by NLHC or its affiliates, the absence of any brokers’ fees payable in connection with the Merger; and

•

the absence of any requirement for approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other foreign antitrust or competition Laws in order for NLHC and Merger Sub to enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement.

A portion of the representations and warranties of NLHC and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” Under the Merger Agreement, a “Parent Material Adverse Effect” as applied to these representations and warranties means any event, circumstance, or effect that (a) materially impairs the ability of NLHC or Merger Sub to perform its obligations under the Merger Agreement, or (b) materially delays the consummation of the transactions contemplated thereby.

Conduct of Business Pending the Merger

The Merger Agreement provides that, from and after the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except (i) as required by applicable law or as may be reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by the Merger Agreement or (iii) as consented to by NLHC in writing (which written consent will not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each of its subsidiaries to (A) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by such party, other than changes to such policies made in the ordinary course of business.

From and after the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, without limiting the generality of the preceding paragraph, the Company has agreed that, except (i) as required by applicable law or as may be reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by the Merger Agreement or (iii) as consented to by NLHC in writing (which written consent will not be unreasonably withheld, delayed or conditioned), the Company will not, and will cause each of its subsidiaries not to:

•	amend the articles of incorporation or bylaws of the Company, or the certificates of designation relating to the Preferred Stock;

•

(i) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, property, or otherwise) in respect of, any equity securities of the Company or its subsidiaries, other than dividends and distributions by a direct or indirect subsidiary of the Company to its parent, (ii) split, combine, or reclassify any equity securities of the Company, (iii) issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for, any equity securities of the Company, (iv) purchase, redeem, or otherwise acquire any equity securities of the Company, or (v) amend, modify, or change of any term of, or material default under, any indebtedness of the Company or any of its subsidiaries;

•

issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any equity securities of the Company (other than the issuance of shares of Company Common Stock upon the conversion of the Convertible Debenture, the settlement or the exercise of Company Equity Awards outstanding as of the date of the Merger Agreement and the issuance of equity securities of the Company pursuant to any compensatory plans, programs, agreements or arrangements with non-employee members of the Company Board in effect as of the date of the Merger Agreement in the ordinary course of business, in each case in accordance with their respective terms), or amend any term of any equity securities of the Company (in each case, whether by Merger, consolidation, or otherwise), other than the acceleration of vesting of Company Options as required by the terms of the Company Equity Incentive Plan and in accordance with the Merger Agreement;

•

recommend, propose, announce, adopt or vote to recommend, propose, announce, adopt or vote to adopt a plan of complete or partial liquidation, dissolution, Merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its subsidiaries; or

•	authorize or enter into a contract or arrangement to take any of the actions described above.

NLHC will not take or permit any of its affiliates (including, for this purpose, the Company or its subsidiaries) to take any action or omit to take any action that is reasonably expected to result in any of the conditions of the Merger not being satisfied or prevent the consummation of the Merger.

Additional Agreements

Preparation of Schedule 13E-3 and Proxy Statement

NLHC, Merger Sub, and the Company will file a Transaction Statement on Schedule 13E-3 with respect to the Merger, which Schedule 13E-3 will comply with the rules and regulations promulgated by the SEC, and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each of the Company, NLHC and the Merger Sub will provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3. Each of NLHC, Merger Sub, the Company, and their respective counsels will be given an opportunity to review and comment on each supplement, amendment, or response to comments with respect to the Schedule 13E-3 and this proxy statement prior to filing with the SEC, and the Company will consider all additions, deletions, or changes proposed by NLHC. NLHC and Merger Sub will provide reasonable assistance and cooperation to the Company in the resolution of comments from the SEC with respect to the Schedule 13E-3 and this proxy statement included therein.

Company Stockholders’ Meeting; Required Stockholder Vote

The Special Meeting is scheduled to be held on December 13, 2023. The Company may postpone or adjourn the Special Meeting with (i) the prior written consent of NLHC (not be unreasonably withheld, conditioned, or delayed), or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside counsel is necessary or advisable under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Special Meeting, provided, that, in the case of clause (ii), in no event shall the Special Meeting be adjourned or postponed for longer than ten (10) calendar days without the prior written consent of NLHC.

The Company Board has established November 3, 2023 as the Record Date for purposes of determining stockholders entitled to notice of and vote at the Special Meeting. The Company may not change such Record Date or establish a different Record Date for the Special Meeting without the prior written consent of NLHC, unless required to do so by applicable law or the articles of incorporation or bylaws of the Company. In the event that the date of the Special Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, then unless NLHC will have otherwise approved in writing, the Company will implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Special Meeting, as so adjourned, postponed, or delayed, except as required by applicable law or the articles of incorporation or bylaws of the Company.

Subject to the no solicitation provision of the Merger Agreement, the Company Board will make the Company Board Recommendation and the Special Committee shall make the Special Committee Recommendation.

If the Special Committee authorizes the Company to terminate the Merger Agreement pursuant to its terms, the Company will not be required to convene the Special Meeting and submit the Merger Agreement to the holders of shares of Company Common Stock and Series I Preferred Stock for approval and authorization.

At the request of NLHC, the Company will use its reasonable best efforts to advise NLHC on a daily basis as to the aggregate tally of the proxies received by the Company with respect to the Required Stockholder Vote.

Commitment to Vote

Under the terms of the Merger Agreement, unless the Special Committee has made an Adverse Recommendation Change (as described in the section of this proxy statement titled “The Merger Agreement — No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation”), NSC will cause the shares of Company Common Stock (including any shares of Company Common Stock issuable upon conversion of the Convertible Debenture) and Series I Preferred Stock owned beneficially or of record by it or any affiliate of NSC, to be voted in favor of the approval and authorization of the Merger Agreement at the Special Meeting or any postponement or adjournment thereof. Prior to the Effective Time, NSC will not, and will cause its affiliates not to, vote any of the shares of Company Common Stock or Series I Preferred Stock owned beneficially or of record by NSC, Merger Sub, or any other affiliates of NSC (other than the Company or any of its subsidiaries) in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee.

In the event the Special Committee makes an Adverse Recommendation Change, NSC may vote the shares of Company Common Stock and Series I Preferred Stock owned beneficially by it or its affiliates with respect to the above matters in any manner it chooses.

In addition, prior to the Effective Time, subject to certain exceptions NSC has agreed not to, and to cause its affiliates not to (i) sell, offer to sell, contract or agree to sell; (ii) hypothecate, pledge, grant a security interest in or lien on, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Company Common Stock or Series I Preferred Stock owned beneficially or of record by it or its affiliates; (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Company Common Stock or Series I Preferred Stock owned beneficially or of record by it or its affiliates; (iv) take any action in furtherance of or announce any intention to, in each case, effect any transaction specified in the foregoing clauses (i) through (iii); or (v) transfer its rights in and to the Convertible Debenture, including voting rights in the shares of Company Common Stock issuable upon conversion of the Convertible Debenture, to any person who is not an affiliate of NSC.

Except as provided in the Merger Agreement, NSC agrees not to, directly or indirectly, deposit any shares of Company Common Stock or Series I Preferred Stock owned beneficially or of record by it or its affiliates in a voting trust, enter into a voting trust or subject any shares of Company Common Stock or Series I Preferred Stock owned beneficially or of record by it or its affiliates to any arrangement with respect to the voting of such shares.

No Solicitation of Acquisition Proposals; Changes in Special Committee Recommendation

Pursuant to the Merger Agreement, from the date of the Merger Agreement and continuing until the Effective Time (or the earlier termination of the Merger Agreement), except as described below, the Company Board or the Special Committee will not, and will not authorize or direct the Company or any of the Special Committee’s or the Company’s representatives to, directly or indirectly:

•

solicit, initiate, knowingly facilitate, knowingly encourage or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal;

•

enter into or participate in any discussions or negotiations with, furnish or afford access to any confidential or non-public information relating to the Company or any of its subsidiaries to any person or group (other than NLHC or Merger Sub or any of their affiliates) in connection with or in response to any inquiry or any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal (except solely to provide notice of the existence of these provisions);

•	make an Adverse Recommendation Change;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries; or

•

approve, endorse, recommend, or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, or other similar instrument relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

At any time prior to the time stockholders approve the Merger Agreement Proposal, the Company (at the direction of the Special Committee), directly or indirectly through its representatives, may (i) engage in negotiations or discussions with any person or group and its representatives or financing sources that has made (and not withdrawn) after the date of the Merger Agreement a bona fide, written Acquisition Proposal that (A) did not result from a breach or violation of the no solicitation provision of the Merger Agreement, and (B) the Special Committee reasonably believes in good faith, after consulting with its outside legal counsel and financial advisor, would reasonably be expected to lead to a Superior Proposal, and (ii) thereafter furnish to such third party or its representatives or its financing sources non-public information relating to the Company or any of its subsidiaries pursuant to an Acceptable Confidentiality Agreement (a copy of which will be provided for informational purposes only to NLHC), if, in the case of either clause (i) or (ii), the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law and the Special Committee will have provided NLHC and Merger Sub two days’ prior written notice of its intention to take any action discussed in clause (i) or (ii); provided, that all such information provided or made available to such person or group (to the extent that such information has not been previously provided or made available to NLHC) is provided or made available to NLHC, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such person or group.

At any time prior to the time stockholders approve the Merger Agreement Proposal, in response to an Intervening Event, if the Special Committee reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that in light of such Intervening Event, the failure of the Special Committee to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable law, the Special Committee may make an Adverse Recommendation Change; provided, however, that the Special Committee will not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to these provisions unless the Special Committee (i) has provided to NLHC at least five business days’ prior written notice advising NLHC that the Special Committee intends to take such action and specifying the facts underlying the Special Committee determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (ii) during such five business day period, if requested by NLHC, engaged in good faith negotiations with NLHC to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

At any time prior to the time stockholders approve the Merger Agreement Proposal, the Special Committee may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of the no solicitation provision of the Merger Agreement and the Special Committee reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that in light of such Superior Proposal, the failure of the Special Committee to take such action would be inconsistent with its fiduciary duties under applicable law; provided, however, the Special Committee will not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (i) the Special Committee promptly notifies NLHC, in writing, at least three business days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice will state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change, (ii) the Special Committee attaches to such notice the most current version of the proposed agreement and the identity of the person or group making such Superior Proposal, (iii) during such three business day period, if requested by NLHC, the Special Committee has, and has directed its representatives to, engage in negotiations with NLHC in good faith to amend the Merger Agreement or increase the Merger Consideration in such a manner that such Superior Proposal ceases to constitute a Superior Proposal, and (iv) following such three business day period, the Special Committee will have determined in good faith, taking into account any changes to the Merger Agreement or increase to the Merger Consideration made or proposed in writing by NLHC and Merger Sub, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal will require a new written notice by the Special Committee and a new two business day period before making an Adverse Recommendation Change, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any three or two business day period, as applicable.

The Special Committee must promptly notify NLHC, in writing, and in no event later than 24 hours after receipt by the Special Committee (or any of its representatives) if any proposal, offer, inquiry or other contact is received by, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal, indicating the identity of the person or group making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts, among other things, and thereafter will shall promptly keep NLHC reasonably informed of all material developments affecting the status and terms of any such proposals, offers or inquiries (and the Special Committee shall promptly provide NLHC with copies of any additional material written materials received by the Special Committee (or any of its representatives) or that the Special Committee (or any of its representatives) has delivered to any person or group making an Acquisition Proposal that relate to such proposals, offers or inquiries) and of the status of any such discussions or negotiations. The Special Committee will also promptly notify NLHC, in writing, and in no event later than 24 hours after receipt by the Special Committee (or any of its representatives) of any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books, or records of the Company or any of its subsidiaries by any third party that has informed the Special Committee (or any of its representatives) that it is considering making, or has made, an Acquisition Proposal.

For the purposes of this proxy statement and the Merger Agreement:

•

An “Acquisition Proposal” means any offer, proposal, or indication of interest by any person or group (other than NLHC or Merger Sub or any of their affiliates) relating to any transaction or series of transactions involving (a) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of the Company and its subsidiaries, assets of the Company and/or any of its subsidiaries that represented, individually or in the aggregate, 10% or more of the consolidated net income, earnings or revenues of the Company for the then most recently completed four quarter period, or 10% or more of any class of equity or voting securities of the Company or any one or more of its subsidiaries whose assets (or whose net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the then most recently completed four quarter period) of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person or group (other than NLHC or Merger Sub or any of their affiliates) beneficially owning 10% or more of any class of equity or voting securities of the Company or any one or more of its subsidiaries whose assets (or net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the most recently completed four quarter period) of the Company, or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution, or other similar transaction involving the Company or any of its subsidiaries whose assets (or whose net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the then most recently completed four quarter period) of the Company.

•

A “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (except that references to “10%” in the definition of such term will be deemed replaced with references to “50%” for the purposes of this definition of Superior Proposal), obtained after the date of the Merger Agreement and not in breach of its obligations under Section 7.03 of the Merger Agreement, which includes the obligation to not solicit Acquisition Proposals from third parties, that (a) the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the person making the Acquisition Proposal, and (c) the Special Committee determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the public stockholders of the Company than the Merger provided for under the Merger Agreement (after taking into account any amendment to the Merger Agreement or increase in the consideration proposed by NLHC).

•

An “Adverse Recommendation Change” means the failure by the Company Board or the Special Committee to make, withdraw, or modify or amend in a manner adverse to NLHC the Special Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal).

•

An “Intervening Event” means a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) that was not known or reasonably foreseeable by the Special Committee as of or prior to the date of the Merger Agreement.

•

An “Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and a person or entity who has made a proposal satisfying the requirements set forth in the no solicitation provision of the Merger Agreement, which agreement contains a customary “standstill” and other additional provisions that expressly permit the Company to comply with the restrictions set forth in the no solicitation provision in the Merger Agreement.

Access to Information

Subject to applicable laws relating to the sharing of information, until the Effective Time, the Company will (i) give NLHC and its representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its subsidiaries, (ii) furnish to NLHC and its respective representatives such financial and operating data and other information as such persons reasonably request, and (iii) instruct the employees and representatives of the Company and its subsidiaries to cooperate with NLHC and its representatives the matters described above.

Director and Officer Indemnification and Insurance

For a period of six years after the Effective Time (the “Indemnification Period”), to the fullest extent permitted under applicable law, the Surviving Corporation shall, and NLHC shall cause the Surviving Corporation to, (i) indemnify and hold harmless (a) the present and former officers and directors of the Company and its wholly-owned subsidiaries and (b) subject to certain exceptions, any person who is or was serving, or at any time prior to the Effective Time serves, at the request of the Company or any of its subsidiaries as an officer, director, member, partner, agent, fiduciary or trustee of another person (collectively, together with such person’s heirs, executors or administrators, as the “Company D&O Indemnified Parties”) against any reasonable costs or expenses, judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement in connection with any actual or threatened civil, criminal, regulatory or administrative actions, suits, claims, hearings, demands, arbitrations, inquiries, subpoenas, investigations or proceedings arising from acts or omissions in their capacities as officers or directors occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement); and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) now existing in favor of the Company D&O Indemnified Parties as provided in the Company Charter Documents or any of its subsidiaries under applicable law of the Republic of the Marshall Islands or otherwise.

The Merger Agreement provides that, for the Indemnification Period, NLHC will cause to be maintained in effect the provisions in the articles of incorporation (including the certificates of designation relating to the Preferred Stock) and bylaws of the Company and similar governing documents of any wholly owned subsidiary of the Company (or their respective successor entities) regarding elimination of liability and exculpation of present and former directors, indemnification of present and former officers, directors, and employees, and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Merger Agreement further provides that, the Surviving Corporation shall, and NLHC shall cause the Surviving Corporation to, continue to maintain in effect, for a period at least covering the Indemnification Period, including the Effective Time, the Company’s director and officer insurance policies (“D&O Insurance”) in place as of and prior to the Effective Time with terms, conditions, retentions, and limits of liability that are no less favorable in the aggregate than for the coverage provided under the Company’s policies as of and prior to the Effective Time, or the Surviving Corporation will purchase from the Company’s insurance carrier as of and prior to the Effective Time or from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of and prior to the Effective Time with respect to D&O Insurance comparable D&O Insurance for the Indemnification Period with terms, conditions, retentions, and limits of liability that are no less favorable than as provided in the Company’s policies as of and prior to the Effective Time; provided that neither NLHC nor the Surviving Corporation will be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 225% of the amount per annum currently paid by the Company and if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

Delisting and Deregistration

Prior to the Effective Time, the Company will cooperate with NLHC and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law and rules and policies of the NYSE to enable (i) the delisting by the Surviving Corporation of the shares of Company Common Stock of the Company from the NYSE, and (ii) the deregistration of the shares of Company Common Stock under the Exchange Act, in each case as promptly as practicable after the Effective Time, and in any event no more than 10 days thereafter.

Public Announcements

In accordance with the terms of the Merger Agreement, the initial press release concerning the Merger Agreement and the Merger was a joint press release reasonably acceptable to the Company, the Special Committee and NLHC issued promptly following the execution and delivery of the Merger Agreement. Thereafter, NLHC and the Special Committee will consult with each other before NLHC or the Company issues any press release, has any communication with the press (whether or not for attribution) or makes any other public statement, or schedules any press conference or conference call with investors or analysts, with respect to the Merger Agreement or the transactions contemplated thereby and, except in respect of any public statement or press release as may be required by applicable law or the NYSE, neither the Company nor NLHC will issue any such press release or make any such other public statement (including statements to the employees of the Company or NLHC, as the case may be, or any of their respective subsidiaries) or schedule any such press conference or conference call without the consent of NLHC and the Special Committee.

Notification of Certain Matters

The Special Committee, on the one hand, and NLHC, on the other hand, will promptly notify the other of any notice or other communication it becomes aware of from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement or from any governmental authority in connection with the transactions contemplated by the Merger Agreement. The Special Committee and NLHC will also promptly notify the other of any litigations, suits, claims, actions, proceedings, hearings, demands, arbitrations, inquiries, subpoenas or investigations s commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries or NLHC and any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed thereunder.

Further Actions

The Company and NLHC will (A) cooperate with one another (i) in determining whether any actions, consents, approvals, or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by the Merger Agreement, and (ii) in taking such actions, furnishing information required in connection therewith or with the this Schedule 13E-3 and seeking timely to obtain any such actions, consents, approvals or waivers, and (B) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications, and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, and other confirmations required to be obtained from any governmental authority or other third party to consummate the transactions contemplated by the Merger Agreement, and (iii) obtaining all consents and authorizations necessary or advisable under or in connection with the Company’s or any of its subsidiaries’ debit facilities to permit the consummation of the transactions contemplated by the Merger Agreement and the continued availability of the Company’s or any of its subsidiaries’ debit facilities following such consummation, including, without limitation, any consent or waiver by the requisite lenders or holders (as applicable) under the Company’s or any of its subsidiaries’ debit facilities in connection with the Merger and the delisting and deregistration of the shares of Company Common Stock. The parties agree that, at and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Takeover Statutes

If any takeover statute is or may become applicable to the Merger or the other transactions contemplated by the Merger Agreement or the parties thereto, each of the Company, NLHC, and Merger Sub and the respective members of their boards of directors and the Special Committee will, to the extent permitted by applicable law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by the Merger Agreement.

Litigation

Each of the Company and NLHC will promptly advise the other of any litigation, suit, claim, action, proceeding, or investigation involving the Company or any of its officers or directors, the Special Committee or NLHC or any of its affiliates, relating to the Merger Agreement or the transactions contemplated thereby and will keep the other informed and consult with the other regarding the status of such litigation, suit, claim, action, proceeding, or investigation on an ongoing basis. The Company and NLHC will cooperate with and give the other the opportunity to consult with respect to the defense or settlement of any such litigation, suit, claim, action, proceeding, or investigation, and such settlement may not be agreed to without the prior written consent of NLHC and the Special Committee, which consent will not be unreasonably delayed or withheld.

Special Committee

The Company has agreed that, prior to the Effective Time, for all purposes under the Merger Agreement, the Company will act, including with respect to the granting of any consent, permission or waiver or the making of any determination in connection with the Merger Agreement and the transactions contemplated thereby only as directed by the Special Committee or its designees, and the Company Board will not (a) eliminate the Special Committee, or revoke or diminish the authority of the Special Committee or (b) remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a member of the Company Board or Special Committee without the approval of each of the other members of the Special Committee.

Conditions to Completion of the Merger

The respective obligations of each of the parties to the Merger Agreement to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions at or prior to the closing:

•

Stockholder Approval. The Merger Agreement must be duly authorized and approved by the affirmative vote of the holders of outstanding shares of Company Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast on the Merger by the holders of all outstanding shares of Company Common Stock and Series I Preferred Stock, voting together as a single class (the “Required Stockholder Vote”).

•

No Order. No governmental authority may have enacted, issued, promulgated, enforced, or entered any law or order (whether temporary, preliminary, or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger.

The obligations of NLHC and Merger Sub to complete the Merger are also subject to the satisfaction or waiver by NLHC of the following additional conditions at or prior to the closing:

•

Representations and Warranties. The representations and warranties of the Company set forth in the Merger Agreement relating to organization and good standing; corporate power and authority; capitalization; opinion of financial advisor; and brokers (disregarding all materiality and “Company Material Adverse Effect” qualifications contained therein) must be true and correct in all material respects as of the closing date of the Merger as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time). All of the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality and “Company Material Adverse Effect” qualifications contained therein) must be true and correct as of the closing date of the Merger as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a “Company Material Adverse Effect”.

•

Performance of Obligations of the Company. The Company must have performed in all material respects all of the obligations required to be performed by it under the Merger Agreement on or prior to the closing date of the Merger.

•

Officer Certificate. The Company will have delivered to NLHC a certificate, dated as of the closing date of the Merger, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in the Merger Agreement relating to the accuracy of the representations and warranties of the Company, the performance of the Company’s obligations under the Merger Agreement, and the absence of a material adverse effect.

•	Absence of a Company Material Adverse Effect. No Company Material Adverse Effect having occurred since the date of the Merger Agreement.

The obligation of the Company to complete the Merger is also subject to the satisfaction or waiver by the Company of the following additional conditions at or prior to the Effective Time:

•

Representations and Warranties. The representations and warranties of NLHC and Merger Sub set forth in the Merger Agreement relating to organization and good standing; corporate power and authority (disregarding all materiality and “Parent Material Adverse Effect” qualifications contained therein) must be true and correct in all material respects as of the closing date of the Merger as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time). All of the other representations and warranties of NLHC and Merger Sub contained in the Merger Agreement (disregarding all materiality and “Parent Material Adverse Effect” qualifications contained therein) must be true and correct as of the closing date of the Merger as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a “Parent Material Adverse Effect.”

•

Performance of Obligations of NLHC and Merger Sub. Each of NLHC and Merger Sub must have performed in all material respects all of the obligations required to be performed by it under the Merger Agreement on or prior to the closing date of the Merger.

•

Officer Certificate. NLHC will have delivered to Company a certificate, dated as of the closing date of the Merger, signed by an executive officer of NLHC, certifying as to the satisfaction of the conditions specified in the Merger Agreement relating to the accuracy of the representations and warranties of NLHC and Merger Sub and the performance of the NLHC’s and Merger Sub’s obligations under the Merger Agreement.

Termination

The Merger Agreement may be terminated any time prior to the Effective Time (whether before or after the receipt stockholder approval) under the following circumstances, provided that termination of the Merger Agreement by the Company may only be effected by action of the Special Committee or the Company Board (acting upon the recommendation of the Special Committee):

•	by mutual written consent of NLHC and the Company;

•	by either NLHC or the Company if:

•

the Effective Time will not have occurred on or before the End Date except that the right to terminate the Merger Agreement pursuant to this provision will not be available to a party whose failure to fulfill any obligation under the Merger Agreement or other breach has been a material cause of, or resulted in, the failure of the Merger to occur on or before the End Date;

•

any governmental authority has enacted, issued, promulgated, enforced, or entered any law or order that has the effect of permanently enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger that is final and non-appealable, except that the right to terminate the Merger Agreement will not be available to a party whose failure to fulfill any obligation under the Merger Agreement or other breach has been a material cause of, or resulted in, the issuance of such final, non-appealable law or order; or

•	the Required Stockholder Vote is not obtained upon a vote held at the Special Meeting or any adjournment thereof.

•	by the Company:

•

upon a breach by NLHC or Merger Sub of any representation, warranty, covenant or agreement set forth in the Merger Agreement such that certain conditions contained in the Merger Agreement would not be satisfied prior to the End Date and such breach would not be curable, or if capable of being cured, has not been cured within the earlier of  (i) 30 calendar days of receipt by NLHC of written notice from the Company of such breach, and (ii) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date, provided, that the Company will not have the right to terminate the Merger Agreement if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of the Company contained in the Merger Agreement that would result in the closing conditions therein not being satisfied (the “Company Breach Termination Right”); or

•

before the Required Stockholder Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have contemporaneously with such termination tendered payment to NLHC of the Company Termination Fee (as described in the section of this proxy statement titled “The Merger Agreement — Termination Fees”) (the “Superior Company Proposal Termination Right”).

•	by NLHC:

•

upon a breach by the Company of any representation, warranty, covenant, or agreement set forth in the Merger Agreement such that the conditions contained in the Merger Agreement would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, has not been cured within the earlier of  (i) 30 calendar days following receipt of written notice by the Company from NLHC of such breach, and (ii) any shorter period of time that remains between the date NLHC provides written notice of such breach and the End Date; provided, that NLHC will not have the right to terminate the Merger Agreement if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of NLHC or Merger Sub contained in the Merger Agreement that would result in the closing conditions therein not being satisfied;

•	if the Special Committee will have effected an Adverse Recommendation Change;

•

if the Special Committee has (A) failed to include a recommendation that the stockholders of the Company vote to approve and authorize the Merger Agreement and the transactions contemplate thereby, including the Merger in this proxy statement, (B) recommended to the stockholders of the Company an Acquisition Proposal, (C) failed to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 business days after the commencement of such Acquisition Proposal, or (D) entered into any letter of intent, memorandum of understanding or other document or contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement) (the “Change of Recommendation Termination Right”); or

•

if the Special Committee will have failed to comply with its no shop obligations set forth in the Merger Agreement in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by NLHC (the “No-Shop Breach Termination Right”).

Termination Fees

Under the Merger Agreement, the Company will be required to pay NLHC a termination fee of $1.5 million (the “Company Termination Fee”) if:

•	the Company terminates the Merger Agreement pursuant to the Superior Company Proposal Termination Right;

•	NLHC terminates the Merger Agreement pursuant to the Change of Recommendation Termination Right; or

•	NLHC terminates the Merger Agreement pursuant to the No-Shop Breach Termination Right.

In addition, NLHC will be required to pay the Company a termination fee of $1.5 million (the “NLHC Termination Fee”) if the Merger Agreement is terminated by the Company pursuant to the Company Breach Termination Right.

In the event the Company receives the NLHC Termination Fee in circumstances in which it is payable by NLHC, payment from NLHC to the Company of the NLHC Termination Fee will be the sole and exclusive remedy of the Company and any of its affiliates, whether at law, in equity, in contract, in tort or otherwise, against NLHC, Merger Sub or any of their affiliates for any breach, loss or damage under the Merger Agreement, or otherwise relating to or arising out of the Merger Agreement or the transactions contemplated thereby (and the termination of the Merger Agreement or any matter forming the basis for such termination), and upon payment in full of NLHC Termination Fee, NLHC, Merger Sub and any of their affiliates will not have any other liability or obligation to the Company or any of its affiliates relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Similarly, in the event NLHC receives the Company Termination Fee in circumstances in which it is payable by the Company, payment from the Company to NLHC of the Company Termination Fee will be the sole and exclusive remedy of the NLHC and any of its affiliates, whether at law, in equity, in contract, in tort or otherwise, against the Company and any of its affiliates for any breach, loss or damage under the Merger Agreement, or otherwise relating to or arising out of the Merger Agreement or the transactions contemplated thereby (and the termination of the Merger Agreement or any matter forming the basis for such termination), and upon payment in full of the Company Termination Fee, the Company and its affiliates will not have any other liability or obligation to NLHC or any of its affiliates relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Effect of Termination

In the event of termination of the Merger Agreement, the Merger Agreement will become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant, or representative of such party) to the other party; provided, however, that certain provisions of the Merger Agreement will survive its termination; provided, further, that subject to payment of the Company Termination Fee or NLHC Termination Fee being the sole and exclusive remedy available to NLHC or the Company, as applicable, if such termination results from the intentional breach by a party of its obligations under the Merger Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. An “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation.

Expenses

Regardless of whether the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense except as otherwise provided in the Merger Agreement. Pursuant to the Merger Agreement, if the Company fails to pay any amounts due to NLHC pursuant to the Merger Agreement, then the Company agrees to also pay any costs and expenses incurred by NLHC or Merger Sub in connection with legal action to enforce such payments that results in a judgment against the Company for such amount, together with interest on such amount.

Specific Performance

The Merger Agreement generally provides that the parties will be entitled to one or more injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions contained in the Merger Agreement.

Amendments; Waivers

Any provision of the Merger Agreement may be amended or waived by the parties to the Merger Agreement prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each of NLHC, Merger Sub, NSC, and the Company (pursuant to authorized action by the Special Committee) or, in the case of a waiver, by each party against whom the waiver is to be effective. After the required stockholder approval has been obtained, no amendment or waiver may be made to the Merger Agreement that would require the further approval of the of the stockholders of the Company under the MIBCA, applicable law, or the Company Charter Documents, unless such amendment is subject to stockholder approval.

Governing Law

The Merger Agreement will be interpreted, construed, and governed by and in accordance with the laws of the Marshall Islands without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the Marshall Islands.

PROVISIONS FOR PUBLIC STOCKHOLDERS

No provision has been made (i) to grant the public stockholders access to the corporate files of the Company, any other party to the Merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of the Company, or any other such party or affiliate.

ADDITIONAL INFORMATION REGARDING THE COMPANY

Company Background

The Company is a corporation incorporated under the laws of the Republic of the Marshall Islands. The Company’s office and principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, and its telephone number is +1 345 232 3067.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises Inc. (“ISE”), the Company, and all the stockholders of the Company, ISE acquired the Company through the purchase of all of the outstanding shares of common stock of the Company. As a result of this acquisition, the Company became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of the Company, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream Merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The Company owns a controlling equity stake in Navios Logistics, one of the largest infrastructure and logistics companies in the Hidrovia region of South America and an interest in Navios Maritime Partners L.P., an international shipping company listed on the NYSE, which owns and operates dry cargo and tanker vessels.

During the past five years, neither the Company nor any of the Company’s directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, neither the Company nor any of the Company’s directors or executive officers listed below has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The Company’s directors and executive officers can be reached in care of Navios Maritime Holdings Inc., Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, and the phone number for each of the Company’s listed directors and executive officers is +1 345 232 3067.

Information Regarding the Company’s Directors and Executive Officers

Set forth below are the names, ages and positions of the Company’s directors, executive officers and significant employees.

Name	Age	Position
Angeliki Frangou	58	Chairwoman of the Board and Chief Executive Officer
Georgios Akhniotis	58	Chief Financial Officer
Ted C. Petrone*	68	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	54	Executive Vice President—Legal and Director
Anna Kalathakis	53	Chief Legal Risk Officer
Shunji Sasada*	65	President of Navios Corporation and Director
Efstratios Desypris	50	Chief Financial Controller
Ioannis Karyotis	47	Senior Vice President—Strategic Planning
Erifili Tsironi	49	Senior Vice President – Credit Management
Spyridon Magoulas	69	Director
John Stratakis	58	Director
Efstathios Loizos	61	Director
George Malanga	65	Director
Michael Pearson	46	Director

*	Significant employee

Biographical information with respect to each of the Company’s directors, executives and significant employees is set forth below:

Angeliki Frangou has been our Chairwoman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairwoman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007. Ms. Frangou has been the Chairwoman of the Board of Directors of Navios South American Logistics Inc. since its inception in December 2007. Ms. Frangou is also a member of the Foundation for Economic and Industrial Research. Ms. Frangou also acts as Vice Chairwoman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou has been a member of the Members’ Committee of Hellenic Mutual War Risks Association (Bermuda) Limited. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Georgios Akhniotis has been the Company’s Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of the Company, Mr. Akhniotis served as Senior Vice President-Business Development of the Company from August 2006 to April 2007. Mr. Akhniotis has also been Navios South American Logistics Inc. Chief Executive Officer since October 2022 and Director since 2008. Mr. Akhniotis is currently a Director and Executive Vice President-Business Development of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership. Before joining the Company, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. He has more than 20 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Akhniotis holds a Bachelor of Science degree in Civil Engineering from the University of Manchester and he is a member of the institute of chartered accountants in England and Wales. Mr. Akhniotis is also a member of the institute of certified accountants in Cyprus.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Maritime Holdings Inc. from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has also been Navios South American Logistics Inc. President since July 2020. Mr. Petrone also serves as Vice Chairman of Navios Maritime Partners L.P. since November 2022. Mr. Petrone has served in the maritime industry for 45 years, 42 of which he has spent with the Company. After joining the Company as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Vasiliki Papaefthymiou has been Executive Vice President — Legal and a member of the Company’s board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the Company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Master’s Degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Ms. Kalathakis has also been Navios South American Logistics Inc. Secretary since inception and Executive Vice President – Group Risk Management and Director since October 2022. Before joining the Company, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of

the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the Bar in Piraeus, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

Shunji Sasada became a director of Navios Maritime Holdings Inc. and President of Navios Corporation in January 2015. Mr. Sasada has also served as President since November 2022 and as a Director in Navios Maritime Partners L.P. since August 2007. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed the Company’s program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in MOSKitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the stockholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined the Company in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Operating Officer of Navios Maritime Partners since November 2021 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. In addition, Mr. Desypris served as Chief Financial Officer of Navios Maritime Partners L.P. from 2010 to November 2021. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science Degree in Economics from the University of Piraeus.

Ioannis Karyotis has been our Senior Vice President — Strategic Planning since February 2011. Mr. Karyotis has also been Chief Operating Officer of Navios Logistics since October 2022. Previously, Mr. Karyotis has served as Chief Financial Officer of Navios Logistics since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his Bachelor’s Degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Erifyli Tsironi has been our Senior Vice President – Credit Management since October 2014. Furthermore Ms. Tsironi is the Chief Financial Officer of Navios Maritime Partners L.P. since November 2021. Prior to that, Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the Merger with Navios Maritime Partners L.P. and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the Merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has 27 years’ experience in shipping. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE focusing on ship finance. Ms. Tsironi joined DVB Bank SE in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager/shipping department in ANZ Investment Bank/ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Bayes (ex Cass) Business School of City University in London.

Spyridon Magoulas has been a member of the Company’s Board of Directors since its inception, and prior to that was a member of the board of directors of International Shipping Enterprises Inc. (“ISE”), the Company’s predecessor. Mr. Magoulas was the co-founder of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. from its formation in 1994 until his retirement in 2022. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece. Mr. Magoulas received a Bachelor’s Degree in Economics (honors) from the City University of New York, New York, a Master’s Degree in Transportation Management from the Maritime College in New York and a Master’s Degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

John Stratakis has been a member of the Company’s Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance law and general corporate law. He serves on the Advisory Board of the Center for Corporate Governance at Drexel University LeBow College of Business. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor Degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliate companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Mr. Loizos served between 2014-2022 as the CEO of the affiliate company Interion S.A., which operates in Bulgaria, and between 2017 – 2023 as the Vice President of the ION Group of Companies. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliate company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from Stern Business School—New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 35 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 21 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

Michael Pearson has been a director of the Company since April 2021, and is based in the Cayman Islands. He is a qualified accountant (UK) and worked at EY, PwC and Deloitte. In 2012, he founded FFP, a fiduciary services firm based in the Cayman Islands and British Virgin Islands. Mr. Pearson is also a qualified insolvency practitioner (UK) and has been appointed by Caribbean Courts in a protective or investigative capacity. He graduated from the University of Bath in 1999 with an Honours Degree in Business Administration. Mr. Pearson is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

Prior Public Offerings

None of the Company, NLHC, Merger Sub nor any of their respective affiliates have made an underwritten public offering of shares of Company Common Stock for cash during the past three (3) years that was registered under the Securities Act, or exempt from registration under Regulation A promulgated under the Securities Act.

Summary Historical Consolidated Financial Data

The following table sets forth selected historical consolidated financial data for the Company and its subsidiaries as of December 31, 2022 and 2021, for the years ended December 31, 2022 and 2021 and the six-month periods ended June 30, 2023 and 2022. The selected historical consolidated financial data as of December 31, 2022 and December 31, 2021 and for each of the years in the years ended December 31, 2022 and 2021 has been derived from the Company’s audited consolidated financial statements. The selected historical consolidated financial data of the Company for the six-month periods ended June 30, 2023 and 2022 have been derived from the unaudited condensed consolidated financial statements of the Company. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. The information set forth below is not necessarily indicative of future results and should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as well as the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2023 and 2022, filed on Form 6-K, which are incorporated into this proxy statement by reference. See “Where You Can Find More Information” beginning on page 90 for a description of how to obtain a copy of these documents.

Summary of Consolidated Statements of Operations

(All amounts expressed in thousands of U.S. dollars, except share and per share data)

	Six Month Period Ended June 30, 2023 (unaudited)	Six Month Period Ended June 30, 2022 (unaudited)	Year Ended December 31, 2022 (audited)	Year Ended December 31, 2021 (audited)
Revenue	$147,310	$128,339	$255,397	$223,476
Time charter, voyage and logistics business expenses	$(39,768)	$(33,146)	$(68,726)	$(69,040)
Direct vessel expenses	$(39,825)	$(35,530)	$(76,394)	$(64,597)
General and administrative expenses	$(12,363)	$(8,829)	$(19,772)	$(17,042)
Depreciation and amortization	$(15,657)	$(16,073)	$(31,713)	$(31,655)
Interest expense and finance cost, net	$(32,807)	$(31,842)	$(63,802)	$(65,169)
Impairment loss/loss on sale of vessel	$(1,651)	—	$(3,195)	$(21,966)
Other (expense)/income, net	$(3,237)	$1,204	$(3,140)	$(1,822)
Non-operating other finance cost	—	$(24,000)	$(24,000)	—

Income/(loss) before equity in net earnings/(losses) of affiliate companies	$2,002	$(19,877)	$(35,345)	$(47,815)

Equity in net earnings/(losses) of affiliate companies	$31,297	$22,958	$(25,815)	$69,275

Income/(loss) before taxes	$33,299	$3,081	$(61,160)	$21,460

Income tax (expense)/benefit	$(1,408)	$(301)	$323	$(4,717)

Net income/(loss) from continuing operations	$31,891	$2,780	$(60,837)	$16,743

Net income from discontinued operations	—	$39,370	$146,106	$75,158

Net income	$31,891	$42,150	$85,269	$91,901

Less: Net income/(loss) attributable to the noncontrolling interest	$(1,946)	$(2,190)	$2,037	$24,785

Net income attributable to Navios Holdings common stockholders	$29,945	$39,960	$87,306	$116,686

Net income attributable to Navios Holdings from continuing and discontinued operations:
Income/(loss) attributable to Navios Holdings, basic and diluted from continuing operations	$29,945	$590	$(58,800)	$41,528

Income attributable to Navios Holdings, basic and diluted from discontinued operations	—	$39,370	$146,106	$75,158

Income attributable to Navios Holdings common stockholders, basic and diluted	$12,018	$28,115	$57,083	$111,559

Basic earnings/(loss) per share attributable to Navios Holdings common stockholders from continuing operations	$0.53	$(0.07)	$(1.27)	$2.25

Basic earnings per share attributable to Navios Holdings common stockholders from discontinued operations	—	$1.31	$3.79	$4.65

Basic earnings per share attributable to Navios Holdings common stockholders	$0.53	$1.24	$2.52	$6.90

Weighted average number of shares, basic	22,744,450	22,643,215	22,653,879	16,168,329

Diluted earnings/(loss) per share attributable to Navios Holdings common stockholders from continuing operations	$0.53	$(0.07)	$(1.27)	$2.20

Diluted earnings per share attributable to Navios Holdings common stockholders from discontinued operations	—	$1.30	$3.77	$4.54

Diluted earnings per share attributable to Navios Holdings common stockholders	$0.53	$1.23	$2.50	$6.74

Weighted average number of shares, diluted	22,850,450	22,845,014	22,838,129	16,553,011

Summary of Consolidated Balance Sheet Data

(All amounts expressed in thousands of U.S. dollars)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (audited)
Total current assets	$135,402	$147,570
Total non-current assets	$812,874	$776,741

Total assets	$948,276	$924,311

Total current liabilities	$112,463	$107,863

Total non-current liabilities	$661,788	$674,357

Total liabilities	$774,251	$782,220

Stockholders’ equity
Preferred Stock	—	—
Common Stock	2	2
Additional paid-in capital	$664,975	$664,932
Accumulated deficit	$(546,108)	$(576,053)

Total Navios Holdings stockholders’ equity	$118,869	$88,881

Noncontrolling interest	$55,156	$53,210

Total stockholders’ equity	$174,025	$142,091

Total liabilities and stockholders’ equity	$948,276	$924,311

As of June 30, 2023, the book value per share of Company Common Stock was $5.21.

Market Price of the Shares of Company Common Stock and Dividends

The Company Common Stock trades on the NYSE under the symbol “NM.” The following table shows the high and low sales prices, as reported by the NYSE, and the dividends paid for the periods indicated.

	High	Low	Dividends per Share
Year Ended December 31, 2021
First Quarter	$15.42	$2.12	N/A
Second Quarter	$11.40	$6.70	N/A
Third Quarter	$9.59	$3.18	N/A
Fourth Quarter	$6.69	$3.05	N/A
Year Ended December 31, 2022
First Quarter	$4.34	$2.85	N/A
Second Quarter	$4.78	$2.04	N/A
Third Quarter	$2.62	$1.90	N/A
Fourth Quarter	$2.41	$1.53	N/A
Year Ending December 31, 2023
First Quarter	$2.97	$1.61	N/A
Second Quarter	$2.09	$1.56	N/A
Third Quarter	$2.10	$1.47	N/A
Fourth Quarter (through November 10, 2023)	$2.24	$1.80	N/A

The closing price of the Company Common Stock on September 12, 2023, which was the last trading day before the public announcement of the initial proposal, was $1.60 per share, and on October 20, 2023, the last trading day prior to the public announcement of the execution of the Merger Agreement, was $1.89 per share. On November 10, 2023, the most recent practicable date before this proxy statement was mailed to our stockholders, the closing price of the Company Common Stock was $2.23 per share.

During the past two years the Company has not paid dividends on its common stock, and under the terms of the Merger Agreement, prior to the Closing (or the earlier termination of the Merger Agreement), the Company is prohibited from declaring or paying any cash dividend or other distribution on the shares of Company Common Stock without NLHC’s written consent. In November 2015, the Company announced that the Company Board decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In addition, the Company may not be permitted to pay dividends if it is in breach of the covenants contained in its credit facilities and financing arrangements, as applicable. For more information on the Company’s dividend policy see the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 which is incorporated herein by reference.

Security Ownership of Management and Certain Beneficial Owners

Security Ownership of Certain Beneficial Owners

The following table sets forth the beneficial ownership of the Company Common Stock, as of November 3, 2023, held by:

•	each person or entity that the Company knows beneficially owns 5% or more of the Company Common Stock; and

•	each of the Company’s executive officers and directors.

Beneficial ownership is determined in accordance with the SEC’s rules. In computing percentage ownership of each person, shares of the Company Common Stock subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of November 3, 2023, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our stockholders, including the stockholders listed in the table below, are entitled to one vote for each share of Company Common Stock held. Unless otherwise indicated, the address for each stockholder listed below is c/o Navios Maritime Holdings Inc., Strathvale House, 90 N Church Street, Grand Cayman, KY1-1104 Cayman Islands.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Class(1)
Angeliki Frangou(2)	35,222,369	64.8	%(3)
Georgios Akhniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than 1%
(1)	Unless otherwise noted, percentage ownership calculations are based on 22,826,450 shares of Company Common Stock issued and outstanding as of November 3, 2023.
(2)

The number of shares beneficially owned by Ms. Frangou includes vested options to purchase 250,000 shares of Company Common Stock held by Ms. Frangou, as well as 1,272,793 shares of Company Common Stock owned indirectly through Amadeus Maritime S.A., 1,374,219 shares of Company Common Stock owned indirectly through Raymar Investments S.A., and the 31,267,033 shares of Company Common Stock that are (although not yet issued) issuable upon conversion of the Convertible Debenture as of November 3, 2023 owned indirectly through N Shipmanagement Acquisition Corp. Under the terms of the Convertible Debenture, the number of shares of Company Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. The address of each of Amadeus Maritime S.A. and Raymar Investments S.A. is c/o N Shipmanagement Acquisition Corp., 85 Akti Miaouli Street, Piraeus, Greece 185 38.

(3)

Based on 54,343,483 shares of Company Common Stock, reflecting 22,826,450 shares of Company Common Stock issued and outstanding as of November 3, 2023, based on information provided by the Company, plus the 31,517,033 shares of Company Common Stock in the aggregate underlying vested options and the Convertible Debenture described herein as of November 3, 2023 which shares of Company Common Stock are (although not yet issued) deemed outstanding and included pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Security Ownership of the Buyer Group

Each of Ms. Frangou and NSC’s ownership of Company Common Stock is set forth above under “–Security Ownership of Certain Beneficial Owners.” As of the date hereof, NLHC and Merger Sub own no shares of Company Common Stock.

Transactions in Common Stock

Transactions During the Past 60 Days

Other than the Merger Agreement, the Convertible Debenture Amendment and agreements entered into in connection therewith, the Company, NLHC, Merger Sub, NSC and their respective affiliates, have not conducted any transactions with respect to Company Common Stock during the past 60 days.

Transactions in Company Common Stock by the Company During the Past Two Years

During the past two years, there have been no purchases by the Company of outstanding shares of Company Common Stock.

Transactions in Company Common Stock by the Buyer Group During the Past Two Years

There were no purchases or acquisitions of Company Common Stock during the past two years by NLHC or Merger Sub.

Except as otherwise disclosed in this proxy statement, including as set forth in the section entitled “Additional Information Regarding the Company—Arrangements of the Buyer Group Involving the Company’s Securities,” neither Ms. Frangou nor NSC have made any purchases or acquisitions of Company Common Stock during the past two years.

Arrangements of the Buyer Group Involving the Company’s Securities

NSM Loans and Convertible Debenture

In December 2021, the Company entered into two amended and restated loan agreements (the “NSM Loans”) with Navios Shipmanagement Holdings Corporation (“NSM”), an affiliate of our Chairwoman and Chief Executive Officer, Angeliki Frangou. In December 2021, in connection with NSM Loans, the Company entered into the Convertible Debenture, effective as of January 3, 2022, with NSM (as subsequently transferred to NSC on September 13, 2022), covering certain payments under the NSM Loans, including, an upfront fee of $24 million, accrued interest on the NSM Loans and prepayment fees.

On January 3, 2022, in accordance with the terms of the Convertible Debenture, the Company issued 1,000 shares of Series I Preferred Stock, which have no voting and no economic rights, to NSM. The Series I Preferred Stock represent, in the aggregate, 31,267,033 shares of Company Common Stock issuable as of November 3, 2023, which are deemed outstanding for voting purposes.

Under the terms of the Convertible Debenture, the number of shares of Company Common Stock issuable upon conversion thereof will increase to the extent that amounts outstanding under the Convertible Debenture increase. NSC, the holder of the Series I Preferred Stock, may convert any or all of the shares of Series I Preferred Stock into Company Common Stock at its option at any time until the maturity of the Convertible Debenture at the conversion rate of $3.93 per share of Company Common Stock. In addition, there are also provisions for mandatory conversion upon the occurrence of certain events. The Convertible Debenture has a term of five years, maturing in 2027, and bears interest at the rate of 4% payment in kind, payable at maturity, if not earlier converted into shares of Company Common Stock.

In connection with the execution of the Merger Agreement, on October 22, 2023, the Company and NSC entered into the Convertible Debenture Amendment, to provide, among other things, that no adjustment to the conversion terms of the Convertible Debenture shall occur in connection with, or by reason of, the Merger and that the event of default under the Convertible Debenture that will occur by reason of the shares of Company Common Stock being delisted from the NYSE shall not occur for 45 days after the closing of the Merger.

Pledge Agreements

On March 29, 2018, in connection with a facilities agreement (the “Facilities Agreement”) between Amadeus Maritime S.A., which is wholly owned by Ms. Frangou (“Amadeus”), as borrower, and Piraeus Bank S.A. (as lender), (1) Amadeus entered into a pledge agreement, dated March 29, 2018 (the “Amadeus Pledge Agreement”), pledging and granting a securities interest in 1,272,793 shares of Company Common Stock (the “Amadeus Pledged Shares”) and (2) Ms. Frangou (as guarantor under the Facilities Agreement) entered into a pledge agreement, dated March 29, 2018 (the “Frangou Pledge Agreement” and, together with the Amadeus Pledge Agreement, the “Pledge Agreements”), pledging and granting a security interest in 1,058,324 shares of Company Common Stock (the “Frangou Pledged Shares” and, together with the Amadeus Pledged Shares, the “Pledged Shares”).

Amadeus and Ms. Frangou, as applicable, retain all voting rights and are entitled to receive all cash dividends with respect to the Pledged Shares unless and until such Pledged Shares are required to be foreclosed pursuant to the Facilities Agreement. The Pledge Agreements contain default and similar provisions that are standard for such agreements.

ADDITIONAL INFORMATION REGARDING THE BUYER GROUP

Information Regarding the Buyer Group

NLHC is a Marshall Islands corporation, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NLHC is acting as an investment holding company. NLHC is controlled by Ms. Frangou.

Merger Sub is a Marshall Islands corporation, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). Merger Sub is a wholly owned subsidiary of NLHC and was formed solely for the purpose of engaging in the Merger and other related transactions. Merger Sub has not engaged in any business other than in connection with the Merger and other related transactions.

NSC is a Marshall Islands corporation, and its principal business address is 85 Akti Miaouli Street, Piraeus, Greece 185 38 (telephone: +302104595000). The principal business of NSC is acting as an investment holding company. NSC is controlled by Ms. Frangou.

For additional information regarding Ms. Frangou, see “Additional Information Regarding the Company–Information Regarding the Company’s Directors and Executive Officers” above.

Directors and Executive Officers

The name, citizenship and material occupation, position, office or employment during the past five years of the directors and executive officers of each of NLHC, Merger Sub, and NSC are set forth below. Unless otherwise indicated, the address for each of their listed directors and executive officers is 85 Akti Miaouli Street, Piraeus, Greece 185 38. The telephone number at the principal office is +302104595000.

Sofia Tavla. Ms. Tavla, a citizen of Greece, is the sole director of Merger Sub and is a director of NLHC. Ms. Tavla is also the Secretary of each of NLHC and Merger Sub. Ms Tavla has advised the Company on various shipping, corporate and finance legal matters. She has also provided similar services to affiliates of the Company since 2010. Ms. Tavla received her undergraduate degree from the Law School of the University of Athens and a master degree in Law from the University of Pennsylvania, Carey Law School. She is admitted to practice law before the Bar Association of Athens, Greece and New York, United States.

Angeliki Tsakanika. Ms. Tsakanika, a citizen of Greece, is a director of NLHC. Ms. Tsakanika, FCCA has been the Assistant Chief Financial Officer of Navios Shipmanagement Holdings Corporation since September 2019. Ms. Tsakanika has served as Financial Controller of Navios Holdings from January 2010 to August 2019. Previously served as Financial Analyst of Navios Holdings since July 2007. She is a Fellow Member of the Association of Chartered Certified Accountants (FCCA). Before joining Navios, Mrs. Tsakanika worked as a Senior Auditor at PricewaterhouseCoopers, Athens between September 2005 and July 2007 and started her carrier in Raymond Chabot Grant Thornton, Montreal, in 2002. She holds a Bachelor’s degree in Commerce, major in Accountancy, from Concordia University of Montreal.

Brigido Navarro. Mr. Navarro, a citizen of Panama, is the sole director of NSC and also serves as President, Secretary and Treasurer of NSC. Mr. Navarro currently serves as a paralegal at Vives & Asociados, a law firm in Panama, and Mr. Navarro has served in this role for the past five years.

During the last five years none of NLHC, Merger Sub, or NSC, or the respective directors or officers of NLHC, Merger Sub, or NSC, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and we file or furnish our annual and special reports and other information with the SEC. The information we file or furnish is available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at www.navios.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the Merger is a “going private” transaction, the Company and the Buyer Group have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the Merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, including this proxy statement, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

The opinion of Jefferies and the presentations Jefferies made to the Special Committee will be made available for inspection and copying at the principal executive offices of the Company during regular business hours by any interested stockholder or such stockholder’s representative who has been so designated in writing.

Statements contained in this proxy statement regarding the contents of any contract or other document are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The audited financial statements of the Company for the two years ended December 31, 2022 and 2021 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2022, filed on March 28, 2023. The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2023 and June 30, 2022 are incorporated herein by reference to the Company’s report on Form 6-K furnished to the SEC on September 7, 2023. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

If you have any questions or need assistance voting your shares of Company Common Stock, you may contact Navios Maritime Holdings Inc. at:

Navios Maritime Holdings Inc.

Attn: Vasiliki (Villy) Papaefthymiou, Secretary

Strathvale House

90 N Church Street, Grand Cayman, KY1-1104

Cayman Islands

Telephone: +1 345 232 3066

Email: legal_corp@navios.com

If your broker, bank or other nominee holds your Company Common Stock, you can also call your broker, bank or other nominee for additional information.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED NOVEMBER 13, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

N LOGISTICS HOLDINGS CORPORATION,

NAVIGATION MERGER SUB INC.,

NAVIOS MARITIME HOLDINGS INC.,

and, solely for the purposes of Sections 5.01(c), 7.02(c) and 10.06(d),

N SHIPMANAGEMENT ACQUISITION CORP.

Dated as of October 22, 2023

A-i

TABLE OF CONTENTS

(continued)

A-ii

TABLE OF CONTENTS

(continued)

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 22, 2023, by and among N Logistics Holdings Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), Navigation Merger Sub Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned Subsidiary of Parent (“Merger Sub”), Navios Maritime Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), and, solely for the purposes of Sections 5.01(c), 7.02(c) and 10.06(d), N Shipmanagement Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“NSC”). Capitalized terms used in this Agreement have the meanings set forth in Article I.

WHEREAS, Parent, Merger Sub, and the Company intend that Merger Sub be merged with and into the Company (the “Merger”) with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a Subsidiary of Parent as a result of the Merger;

WHEREAS, on September 13, 2023, Parent delivered to the Company Board a letter setting forth a non-binding offer by Parent to acquire the outstanding shares of Common Stock not held by Parent and its Affiliates (the “Potential Transaction”) and indicating that Parent would not proceed with the Potential Transaction unless approved by a special committee of independent directors of the Company;

WHEREAS, the Company Board thereafter (i) designated, formed and established a special committee of the Company Board consisting solely of independent and disinterested directors of the Company (the “Special Committee”) and vested the Special Committee with the power and authority of the Company Board to, among other things, (a) consider, review, evaluate and, if the Special Committee deems it appropriate, negotiate and implement the terms and conditions of the Potential Transaction, and the form, terms and conditions of any definitive agreements in connection therewith and determine the advisability of the Potential Transaction and (b) reach its own independent determination and conclusion and provide a recommendation to the Company Board regarding what action, if any, should be taken by the Company with respect to the Potential Transaction, and (ii) resolved not to recommend the Potential Transaction for approval by the Company’s stockholders or otherwise approve the Potential Transaction without the affirmative recommendation of the Special Committee;

WHEREAS, the Special Committee, with assistance of its independent financial advisor and legal advisor, negotiated with Parent the terms and conditions of this Agreement and the Transactions;

WHEREAS, the Special Committee unanimously (i) determined that this Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger, are fair to and in the best interests of the Company and the holders of Common Stock (other than Parent and its Affiliates); (ii) declared advisable and approved this Agreement and the consummation of the Transactions, including the Merger; (iii) recommended to the Company Board that it approve this Agreement and the Convertible Debenture Amendment and the consummation of the Transactions, including the Merger; and (iv) recommended, subject to the Company Board approving this

Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of this Agreement and the Merger;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that this Agreement, the Merger and the Transactions, including the Convertible Debenture Amendment, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger; (iii) directed that this Agreement be submitted to the stockholders for approval at the Company Stockholders’ Meeting and recommended that the stockholders approve and adopt this Agreement and approve the Merger; and

WHEREAS, (i) the board of directors of each of Parent and Merger Sub approved and declared advisable this Agreement and the Transactions, including the Merger, and the execution, delivery, and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the Transactions, including the Merger, and (ii) simultaneously with the execution and delivery of this Agreement Parent, as the sole stockholder of Merger Sub, is executing a written consent approving and authorizing this Agreement and the Transactions, including the Merger;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub, and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01    Certain Defined Terms. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and a Person who has made a proposal satisfying the requirements of Section 7.03, which agreement contains a customary “standstill” and other additional provisions that expressly permit the Company to comply with the terms of Section 7.03.

“Acquisition Proposal” means any offer, proposal, or indication of interest by any Person or Group (other than Parent or Merger Sub or any of their Affiliates) relating to any transaction or series of transactions involving (a) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of the Company and its Subsidiaries, assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 10% or more of the consolidated net income, earnings or revenues of the Company for the then most recently completed four quarter period, or 10% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or whose net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the then most recently completed four quarter period) of the Company, (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or Group (other than Parent or Merger Sub or any of their Affiliates) beneficially owning 10% or more of any class of equity or voting securities of the Company or any one or more of its Subsidiaries whose assets (or net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the most recently completed four quarter period) of the Company, or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution, or other similar transaction involving the Company or any of its Subsidiaries whose assets (or whose net income, earnings or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 10% or more of the consolidated assets (or of the consolidated net income, earnings or revenues for the then most recently completed four quarter period) of the Company.

“Action” means any litigation, suit, claim, action, proceeding, hearing, demand, arbitration, inquiry, subpoena or investigation.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; provided, that with respect to each of Parent and Merger Sub, “Affiliate” shall not include the Company or any of its Subsidiaries.

“Applicable Law” means, with respect to any Person, any Law that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“beneficial owner”, with respect to any shares of Common Stock, has the meaning ascribed to such term under Rule 13d-3 of the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.

“Certificates of Designation” means, collectively, the Series G Certificate of Designation, the Series H Certificate of Designation, and the Series I Certificate of Designation.

“Code” means United States Internal Revenue Code of 1986.

“Common Stock” means shares of common stock, $0.0001 par value, of the Company.

“Company Board” means the board of directors of the Company.

“Company Charter Documents” means the articles of incorporation (including the Certificates of Designation) and bylaws of the Company.

“Company D&O Indemnified Parties” means (a) any Person (together with such Person’s heirs, executors and administrators) who is or was, or at any time prior to the Effective Time becomes, an officer or director of the Company or any of its wholly owned Subsidiaries and (b) any Person (together with such Person’s heirs, executors and administrators) who is or was serving, or at any time prior to the Effective Time serves, at the request of the Company or any of its Subsidiaries as an officer, director, member, partner, agent, fiduciary or trustee of another Person; provided that a Person shall not be a Company D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

“Company Equity Awards” means, collectively, the Company Restricted Shares and Company Options.

“Company Equity Incentive Plan” means the Company’s 2015 Equity Incentive Plan, as amended.

“Company Material Adverse Effect” means (a) a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, properties or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (i) changes in Applicable Law or GAAP, (ii) changes in the global financial or securities markets or general global economic or political conditions, (iii) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (iv) changes, effects, events or occurrences affecting the markets or geographic locations in which the Company and its Subsidiaries operate, (v) outbreak of, acts of or escalation of war, sabotage, terrorism, hostilities or other similar national emergency, including any event, fact, condition or circumstance resulting from COVID-19 or the worsening thereof, or natural disasters, (vi) the announcement of this Agreement or the Transactions, (vii) the Company or its Subsidiaries taking any action required by this Agreement, (viii) any change in the market price or trading volume of the shares of Common Stock, (ix) changes, effects, events or occurrences generally affecting the prices of oil, natural gas, natural gas liquids and other similar commodities, or (x) any failure of Company to meet any internal or external projections, forecasts or estimates of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect); provided, that the effect of any matter referred to in clauses (i), (ii), (iii), (iv), (v) or (ix) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate, or (b) any event, circumstance, or effect that materially impairs the ability of the Company to perform its obligations under this Agreement or materially delays the consummation of the Transactions.

“Company Options” means options to purchase shares of Common Stock granted pursuant to the Company Equity Incentive Plan.

“Company Restricted Shares” means shares of Common Stock granted pursuant to the Company Equity Incentive Plan that remain subject to one or more unsatisfied vesting or vesting-equivalent forfeiture or repurchase conditions.

“Company Stockholders’ Meeting” means the meeting of the Company’s stockholders (including any adjournments or postponements thereof) to be held to consider approval and adoption of this Agreement and the Transactions, including the Merger.

“Contract” means any material contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other legally binding arrangement or understanding of any kind, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract, or otherwise.

“Convertible Debenture” means the Convertible Debenture, dated January 3, 2022, by and between the Company and NSC (as transferee of Navios Shipmanagement Holdings Corporation), as amended by the Convertible Debenture Amendment.

“Convertible Debenture Amendment” means Amendment No. 1 to the Convertible Debenture, dated as of the date hereof, to provide, among other things, that the adjustment contemplated by Section 4(a)(iii) of the Convertible Debenture shall not occur in connection with, or by reason of, the Merger.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“End Date” means 11:59 p.m. on April 22, 2024.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to United States federal, state, or local government or other non-United States (including the Republic of the Marshall Islands and Greece), international, multinational, or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official, or other regulatory, administrative, or judicial authority thereof and any self-regulatory organization.

“Group” means a “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons.

“Law” means any federal, state, local, national, foreign, or administrative law (including common law), or statute, ordinance, regulation, rule, code, other similar legislation, or Order issued, enacted, adopted, promulgated, or applied by a Governmental Authority of competent jurisdiction.

“Liens” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, or other adverse claim or encumbrance of any kind in respect of such property or asset.

“MIBCA” means the Business Corporations Act of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor to such statute.

“NYSE” means the New York Stock Exchange.

“Order” means any award, injunction, judgment, decree, order, ruling, subpoena, or verdict or other decision issued, promulgated, or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Material Adverse Effect” means any event, circumstance, or effect that (a) materially impairs the ability of Parent or Merger Sub to perform its obligations under this Agreement, or (b) materially delays the consummation of the Transactions.

“Per Share Merger Consideration” means an amount in cash equal to $2.28, without interest.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, and other representatives.

“Required Stockholder Vote” means the affirmative vote of the holders of outstanding shares of Common Stock and Series I Preferred Stock representing a majority of the total votes entitled to be cast by the holders of all outstanding shares of Common Stock and Series I Preferred Stock, voting together as a single class.

“Schedule 13D” means the Schedule 13D originally filed by Angeliki Frangou with the SEC on December 16, 2004, as subsequently amended through the date hereof, relating to the Common Stock.

“SEC” means the United States Securities and Exchange Commission.

“Series G Certificate of Designation” means the Certificate of Designation, dated January 24, 2014, setting forth the powers, designations, preferences, relative participation, and other rights and the qualifications, limitations and restrictions of, the Series G Preferred Stock.

“Series G Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of March 29, 2021, by and among the Company, Citibank, N.A., acting in its capacity as depositary, and the holders from time to time of the depositary receipts described therein relating to the Series G Preferred Stock.

“Series G Preferred Stock” means the shares of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, of the Company.

“Series H Certificate of Designation” means the Certificate of Designation, dated July 7, 2014, setting forth the powers, designations, preferences, relative participation, and other rights and the qualifications, limitations and restrictions of, the Series H Preferred Stock.

“Series H Deposit Agreement” means the Amended and Restated Deposit Agreement, dated as of March 29, 2021, by and among the Company, Citibank, N.A., acting in its capacity as depositary, and the holders from time to time of the depositary receipts described therein relating to the Series H Preferred Stock.

“Series H Preferred Stock” means the shares of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share, of the Company.

“Series I Certificate of Designation” means the Certificate of Designation, dated January 3, 2022, setting forth the powers, designations, preferences, relative participation, and other rights and the qualifications, limitations and restrictions of, the Series I Preferred Stock.

“Series I Preferred Stock” means the shares of Series I Non-Economic Preferred Stock, par value $0.0001 per share, of the Company.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture, or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided, that, for the purposes of this definition, references to “10%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”), obtained after the date of this Agreement and not in breach of Section 7.03, that (a) the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Acquisition Proposal and (b) the Special Committee determines in good faith, after consultation with its financial advisor, would result in a transaction more favorable, from a financial point of view to the Company’s stockholders (other than Parent and its Affiliates) than the Merger provided under this Agreement (after taking into account any amendment to this Agreement or increase in the consideration proposed by Parent).

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations (i) arising as a result of being a member of a combined, consolidated, unitary, or similar group of companies, or (ii) to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return, declaration, report, claim for refund, election, disclosure, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transactions” means the Merger and the other transactions contemplated by this Agreement.

Section 1.02    Index of All Defined Terms. The following terms have the meanings set forth on the following pages of this Agreement:

Acceptable Confidentiality Agreement	5
Acquisition Proposal	5
Action	6
Adverse Recommendation Change	29
Affiliate	6
Agreement	4
Applicable Law	6
Articles of Merger	13
beneficial owner	6
Business Day	6
Capitalization Date	20
Certificates	16
Certificates of Designation	6
Closing	13
Closing Date	13
Code	6
Common Stock	6
Company	4
Company Board	6
Company Board Recommendation	19
Company Charter Documents	6
Company D&O Indemnified Parties	6
Company Disclosure Documents	21
Company Equity Awards	7
Company Equity Incentive Plan	7
Company Material Adverse Effect	7
Company Options	7
Company Restricted Shares	7
Company Securities	20
Company Stockholders’ Meeting	8
Company Termination Fee	39

Contract	8
control	8
Convertible Debenture	8
Convertible Debenture Amendment	8
COVID-19	8
D&O Insurance	32
Effective Time	13
End Date	8
Exchange Act	8
Exchange Agent	16
Exchange Fund	16
GAAP	8
Governmental Authority	8
Group	8
Indemnification Period	31
Intervening Event	29
Law	8
Liens	9
Merger	4
Merger Sub	4
MIBCA	9
NSC	4
NSC Company Shares	22
NYSE	9
Order	9
Parent	4
Parent Material Adverse Effect	9
Parent Termination Fee	39
Per Share Merger Consideration	9
Person	9
Potential Transaction	4

Preferred Stock	9
Proxy Statement	26
Record Date	27
Representatives	9
Required Stockholder Vote	9
Schedule 13D	9
Schedule 13E-3	26
SEC	9
Securities Act	22
Series G Certificate of Designation	9
Series G Deposit Agreement	10
Series G Preferred Stock	10
Series H Certificate of Designation	10
Series H Deposit Agreement	10
Series H Preferred Stock	10
Series I Certificate of Designation	10

Series I Preferred Stock	10
Special Committee	4
Special Committee Recommendation	19
Subsidiaries	10
Subsidiary	10
Superior Proposal	10
Surviving Corporation	13
Surviving Corporation Bylaws	14
Surviving Corporation Charter	13
Surviving Corporation Common Stock	14
Tax	10
Tax Return	11
Taxes	10
Transactions	11
Uncertificated Shares	16

Section 1.03    Interpretation; Headings. For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires, (a) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires, (b) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning, (c) the terms “hereof”, “herein”, “hereunder”, “hereby”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit, or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit, or Schedule to this Agreement, (e) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions, (f) the descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement, (g) the word “include”, “includes”, or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified, (h) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors, and permitted assigns, (i) a reference to any Law means such Law as amended, modified, codified, replaced, or reenacted, and all rules and regulations promulgated thereunder, (j) all accounting terms used and not defined herein have the respective meanings given to them under GAAP, (k) any references in this Agreement to “dollars” or “$” shall be to United States dollars, (l) if any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day, (m) unless otherwise indicated, all references to a specific time are to the then-applicable local time in New York, New York and (n) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”

ARTICLE II

THE MERGER

Section 2.01    The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the MIBCA, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub will thereupon cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.02    Closing. The consummation of the Merger (the “Closing”) shall take place on the date that is three Business Days after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless the parties otherwise agree in writing. The Closing shall take place by electronic exchange of documents, which shall have the same effect as a live Closing, unless the parties otherwise agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 2.03    Effective Time. On the Closing Date, concurrently with or as soon as practicable following the Closing, the Company and Merger Sub shall cause to be filed duly executed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub, and the Company and specified in the Articles of Merger in accordance with the MIBCA). The time the Merger becomes effective is referred to as the “Effective Time”.

Section 2.04    Effect of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers, and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations, and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions, and duties of the Surviving Corporation.

Section 2.05    Articles of Incorporation; Bylaws.

(a)    Subject to Section 7.05(b), the articles of incorporation of the Company shall remain in effect in accordance with its terms and be the articles of incorporation of the Surviving Corporation (the “Surviving Corporation Charter”) from and after the Effective Time until thereafter amended in accordance with the Surviving Corporation Charter and Applicable Law.

(b)    Subject to Section 7.05(b), the Company Board shall take such action as is necessary so that the bylaws of the Company shall be amended and restated as of the Effective Time so as to read in their entirety as the bylaws of Merger Sub, and such bylaws, as so amended and restated, shall be the bylaws of the Surviving Corporation (the “Surviving Corporation Bylaws”) until thereafter amended in accordance with the Surviving Corporation Charter, the Surviving Corporation Bylaws and Applicable Law.

Section 2.06    Directors. At the Effective Time, the directors of the Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.

Section 2.07    Officers. The Company Board shall take such action as is necessary so that, at the Effective Time, the officers of the Surviving Corporation shall be such persons as shall be designated by Parent prior to the Effective Time.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES;

EXCHANGE OF CERTIFICATES

Section 3.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, or the holder of any shares of Common Stock, shares of Preferred Stock or shares of common stock of Merger Sub:

(a)    Conversion of Common Stock. Except as otherwise provided in Section 3.01(b), Section 3.01(c) or Section 3.01(d), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company, or the holder thereof, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. Upon the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration.

(b)    Treatment of Treasury Stock. Each share of Common Stock held by the Company as treasury stock immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)    Treatment of Company-Owned Common Stock. Each share of Common Stock held by any Subsidiary of the Company immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(d)    Treatment of Parent-Owned Common Stock. Each share of Common Stock held by Parent or Merger Sub immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of common stock of the Surviving Corporation (“Surviving Corporation Common Stock”).

(e)    Capital Stock of Merger Sub. The registered shares, without par value, of Merger Sub outstanding immediately prior to the Effective Time shall, in the aggregate, be converted into an aggregate number of shares of Surviving Corporation Common Stock equal to the aggregate number of shares of Common Stock (including Company Restricted Shares) that are converted into the right to receive the Per Share Merger Consideration pursuant to Section 3.01(a) and Section 3.02(a).

(f)    Treatment of Preferred Stock.

(i)    each share of Series G Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series G Preferred Stock of the Surviving Corporation entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, in each case, as set forth in the Series G Certificate of Designation as of immediately prior to the Effective Time, and each depositary share issued pursuant to the Series G Deposit Agreement, representing one-hundredth of one share of Series G Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-hundredth of one share of Series G Preferred Stock of the Surviving Corporation;

(ii)    each share of Series H Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series H Preferred Stock of the Surviving Corporation entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, in each case, as set forth in the Series H Certificate of Designation as of immediately prior to the Effective Time, and each depositary share issued pursuant to the Series H Deposit Agreement, representing one-hundredth of one share of Series H Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding and represent one-hundredth of one share of Series H Preferred Stock of the Surviving Corporation; and

(iii)    each share of Series I Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and remain outstanding as one share of Series I Preferred Stock of the Surviving Corporation entitled to the same dividends and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and subject to the same qualifications, limitations and restrictions, in each case, as set forth in the Series I Certificate of Designation as of immediately prior to the Effective Time.

(g)    Certain Adjustments. Notwithstanding any provision of this Article III, if between the date of this Agreement and the Effective Time the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class, solely by reason of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, or exchange of shares or any other similar transaction, the Per Share Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, or exchange of shares or any other similar transaction and to provide to the holders of shares of Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(h)    No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

Section 3.02    Treatment of Company Equity Awards.

(a)    Company Restricted Shares. At the Effective Time, each outstanding award of Company Restricted Shares (or portion thereof) that is unvested as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the Per Share Merger Consideration and (ii) the number of shares of Common Stock subject to such award of Company Restricted Shares, less any applicable withholding Taxes.

(b)    Company Options. At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be canceled for no consideration or payment.

(c)    Payment Timing. As promptly as reasonably practicable following the Closing Date, the Surviving Corporation shall pay through its payroll system or accounts payable, as applicable, the amounts due to the applicable former holders of Company Restricted Shares pursuant to Section 3.02(a). Notwithstanding anything herein to the contrary, with respect to any Company Equity Award that constitutes “deferred compensation” subject to Section 409A of the Code, payments will be made at the time(s) permitted under the applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)    Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Special Committee, as applicable, shall adopt any resolutions and take any other actions that are necessary to effectuate the treatment of the Company Equity Awards pursuant to this Section 3.02.

Section 3.03    Surrender and Payment.

(a)    Prior to the Effective Time, Parent shall appoint a bank or trust company or similar entity reasonably acceptable to the Company which is authorized to exercise corporate trust or stock powers to act as Exchange Agent in the Merger (the “Exchange Agent”) for the purpose of exchanging the Per Share Merger Consideration for (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Common Stock (the “Certificates”) or (ii) non-certificated shares of Common Stock represented by book-entry (the “Uncertificated Shares”). Parent shall deliver to the Exchange Agent for the benefit of the holders of shares of Common Stock for exchange in accordance with this Article III the appropriate amount of cash payable pursuant to Section 3.01 (such cash, the “Exchange Fund”), in exchange for outstanding shares of Common Stock.

(b)    As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of Certificates or Uncertificated Shares whose shares of Common Stock were converted into the right to receive the Per Share Merger Consideration, pursuant to Section 3.01 (i) a letter of transmittal which shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify (including with respect to Certificates that delivery shall be effected and risk of loss and title to the Certificates shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange

Agent), and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) and Uncertificated Shares in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a check or immediately available funds representing the cash consideration to which such holder may be entitled, and the Certificate so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Uncertificated Shares shall be entitled to receive in exchange therefor a check or immediately available funds representing the cash consideration to which such holder may be entitled, and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate or Uncertificated Share shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 3.03, each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right of the holder thereof to receive upon such surrender the Per Share Merger Consideration to which such holder is entitled as contemplated by this Section 3.03.

(c)    All cash delivered upon the surrender for exchange of shares of Common Stock in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Common Stock.

(d)    After the Effective Time, there shall be no further registration of transfers of shares of Common Stock, other than shares of Surviving Corporation Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation (other than Certificates or Uncertificated Shares representing shares of Surviving Corporation Common Stock), they shall be canceled and exchanged for the Per Share Merger Consideration provided for, and in accordance with the procedures set forth in, this Article III, except as otherwise required by Applicable Law.

(e)    Any portion of the cash comprising the Exchange Fund made available to the Exchange Agent pursuant to Section 3.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Common Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such shares of Common Stock for the Per Share Merger Consideration in accordance with this Section 3.03 prior to that time shall thereafter look only to Parent for payment of the Per Share Merger Consideration in respect of such shares of Common Stock without any interest thereon.

(f)    Neither Parent nor the Company shall be liable to any holder of shares of Common Stock for cash from the Exchange Fund delivered to a public official pursuant to and as required by any applicable abandoned property, escheat, or similar Law.

(g)    The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(h)    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation, and Parent shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder, or any provision of applicable state, local, or foreign Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Company, the Surviving Corporation, or Parent, as the case may be, so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Company, the Surviving Corporation, or Parent, as the case may be, made such deduction and withholding.

(i)    Lost Certificates. If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed (in form and substance reasonably satisfactory to the Surviving Corporation) and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen, or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Common Stock represented by such Certificate, as contemplated by this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any report, schedule, form, or document filed with, or furnished to, the SEC by the Company and publicly available on or after January 1, 2022 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms, or documents), the Company represents and warrants to Parent and Merger Sub that:

Section 4.01    Organization. The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the Republic of the Marshall Islands.

Section 4.02    Authorization.

(a)    The execution, delivery, and performance by the Company of this Agreement and the Convertible Debenture Amendment and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The Required Stockholder Vote is the only vote of the holders of any of the Company’s capital stock necessary to approve the Merger under the Company Charter Documents, the MIBCA, any other Applicable Law or the terms of this Agreement. This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

(b)    The Company Board has duly established the Special Committee and has granted and vested in it the power and authority of the Company Board to, among other things, (i) consider, review, evaluate and, if the Special Committee deems it appropriate, negotiate the terms and conditions of the Potential Transaction and any definitive agreement entered into in connection with the Potential Transaction and determine the advisability of the Potential Transaction and (ii) reach its own independent determination and conclusion and provide a recommendation to the Company Board with respect to the Potential Transaction. At a meeting duly called and held, the Special Committee unanimously (i) determined that this Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger, are fair to and in the best interests of the Company and the holders of Common Stock (other than Parent and its Affiliates); (ii) approved this Agreement and the consummation of the Transactions, including the Merger; (iii) recommended to the Company Board that it approve this Agreement and the Convertible Debenture Amendment and the consummation of the Transactions, including the Merger; and (iv) recommended, subject to the Company Board approving this Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger, and submitting the Merger Agreement to the stockholders, that the stockholders approve the adoption of this Agreement and the Merger (such recommendation, the “Special Committee Recommendation”), which resolutions have not been subsequently rescinded, modified, or amended in any respect except to the extent occurring after the date of this Agreement (subject to Section 7.03). At a meeting duly called and held, the Company Board, acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that this Agreement, the Merger and the Transactions, including the Convertible Debenture Amendment, including the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement, the Convertible Debenture Amendment and the Transactions, including the Merger; (iii) directed that this Agreement be submitted to the stockholders for approval at the Company Stockholders’ Meeting and recommended that the stockholders approve and adopt this Agreement and approve the Merger (such recommendation, the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified, or amended in any respect except to the extent occurring after the date of this Agreement (subject to Section 7.03).

(c)    The execution, delivery, and performance by the Company of this Agreement and the Convertible Debenture Amendment and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the Exchange Act or any other applicable United States state or federal securities laws and the rules and requirements of the NYSE (including the filing of the Schedule 13E-3 (and the Proxy Statement included therein), and the filing of one or more amendments to the Schedule 13E-3 (and the Proxy Statement included therein) to respond to comments of the SEC, if any, on such documents), and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03    Non-Contravention. The execution, delivery, and performance by the Company of this Agreement and the Convertible Debenture Amendment and the consummation of the Transactions do not and will not (a) violate any provision of the articles of incorporation or bylaws of the Company, (b) assuming compliance with the matters referred to in Section 4.02(c), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, except in the case of clause (b) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04    Capitalization.

(a)    The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of the close of business on October 20, 2023, 2023 (the “Capitalization Date”), (i) 22,826,450 shares of Common Stock, including 82,000 Company Restricted Shares, were issued and outstanding; (ii) 5,148 shares of Series G Preferred Stock were issued and outstanding; (iii) 11,840 shares of Series H Preferred Stock were issued and outstanding; (iv) 1,000 shares of Series I Preferred Stock were issued and outstanding, which shares of Series I Preferred Stock represent, in the aggregate, 31,219,224 shares of Common Stock issuable as of the Capitalization Date; and (v) no shares of Common Stock were held by the Company as treasury shares. All of the outstanding shares of Common Stock and Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. Since the Capitalization Date until the date of this Agreement, the Company has not issued or granted any Company Securities other than pursuant to the exercise, vesting, or settlement of Company Equity Awards granted prior to the date of this Agreement.

(b)    As of the Capitalization Date, there were no Company Options to acquire shares of Common Stock with an exercise price per share less than the Per Share Merger Consideration outstanding.

(c)    Except as set forth above in this Section 4.04 and for the Convertible Debenture and the Company Options, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other voting securities of, or ownership interests in, the Company, (ii) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Company, (iii) no outstanding warrants, calls, options, or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, and (iv) no outstanding restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i), (ii), (iii) and (iv), collectively with the Common Stock and the Preferred Stock, the “Company Securities”). As of the Capitalization Date, there are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. Other than the Convertible Debenture, there are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

Section 4.05    Required SEC Filings. Each document required to be filed by the Company with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 13E-3 (and the Proxy Statement included therein), to be filed or furnished with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto (the “Company Disclosure Documents”), when filed, furnished, distributed, or disseminated, as applicable, (a) will comply as to form in all material respects with the requirements of Applicable Law, including the Exchange Act, to the extent applicable, and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by the Company to such portions of the Company Disclosure Documents that relate expressly to Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.06    Opinion of Financial Advisor. The Special Committee has received the oral opinion of Jefferies LLC, financial advisor to the Special Committee, which opinion will be confirmed by delivery of a written opinion, to the effect that, as of the date of the written opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Jefferies LLC’s written opinion, the Per Share Merger Consideration to be received by holders of the Common Stock in the Merger is fair, from a financial point of view, to such holders (other than Parent, Merger Sub or any of their respective Affiliates).

Section 4.07    Brokers. Except for Jefferies LLC, neither the Company nor any of its Subsidiaries has any liability to pay any fees or commissions to any broker, finder, or agent with respect to this Agreement or the Transactions by reason of any action taken or resolution adopted by the Special Committee. The Special Committee has furnished to Parent a true, correct, and complete copy of the engagement letter entered into with Jefferies LLC, and there have been no amendments or revisions to such engagement letter approved or entered into by the Special Committee.

Section 4.08    Takeover Statutes. The Company has taken all action required to be taken by it in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination”, or other anti-takeover laws and regulations of any Governmental Authority, under the MIBCA, or contained in the Company Charter Documents. The Company is not a party to any stockholder rights plan or “poison pill” agreement.

Section 4.09    No Additional Representations. Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or

Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts, or other material made available to Parent or Merger Sub in any form in expectation of, or in connection with, the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND NSC

Except as disclosed in the Schedule 13D, Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.01    Organization; Capitalization of Merger Sub; Ownership of NSC Company Shares.

(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing, and in good standing under the Laws of the Republic of the Marshall Islands.

(b)    Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 500 registered shares, without par value, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities, or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(c)    Ownership of NSC Company Shares. NSC, together with its Affiliates (other than the Company or any of its Subsidiaries), (i) is the record and beneficial owner (as defined in the Securities Act of 1933 (the “Securities Act”)) of, and (ii) has good title to, 3,705,336 shares of Common Stock (other than shares of Common Stock underlying unexercised Company Options or issuable upon conversion of the Convertible Debenture) and 1,000 shares of Series I Preferred Stock (collectively, the “NSC Company Shares”), (iii) has the sole voting and sole disposition power over all of the NSC Company Shares and (iv) there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the NSC Company Shares (other than transfer restrictions under the Securities Act or under Section 7.02(c)) affecting any of the NSC Company Shares), other than, in each case of this clause (iv), Liens pursuant to (i) Section 7.02(c), (ii) the articles of incorporation (including the Certificates of Designation) and bylaws of NSC, (iii) any applicable securities Laws or (iv) as disclosed in the Schedule 13D. The NSC Company Shares are the only equity securities in the Company owned of record or beneficially by NSC and its Affiliates (other than the Company or any of its Subsidiaries) on the date of this Agreement, and none of the NSC Company Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the NSC Company Shares, except as provided hereunder or as disclosed in the Schedule 13D. Other than the Convertible Debenture and shares of Common Stock underlying unexercised Company Options, NSC does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

Section 5.02    Authorization.

(a)    The execution, delivery, and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action of Parent and Merger Sub. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms.

(b)    The execution, delivery, and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which Parent and Merger Sub are qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the Exchange Act, any other applicable United States state or federal securities laws and the rules and requirements of the NYSE (including the joining with the Company in the filing of the Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on such documents), and (iii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.03    Non-Contravention. The execution, delivery, and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions do not and will not (a) violate any provision of the articles of incorporation or bylaws of Parent and Merger Sub, (b) assuming compliance with the matters referred to in Section 5.02(b), contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, or (c) assuming compliance with the matters referred to in Section 5.02(b), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration, or other change of any right or obligation or the loss of any benefit of Parent, Merger Sub, or any other Subsidiary of Parent under any provision of any agreement or other Contract binding upon Parent, Merger Sub, or any other Subsidiary of Parent or any authorization by a Governmental Authority of Parent, Merger Sub, or any other Subsidiary of Parent, except in the case of clauses (b) and (c) to the extent that any such violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04    Required SEC Filings. Each document required to be filed by Parent or Merger Sub with the SEC or distributed or otherwise disseminated to the Company’s stockholders in connection with the Transactions, including the Schedule 13E-3, to be filed or furnished with the SEC or distributed or otherwise disseminated to the Company stockholders in connection with the Merger, and any amendments or supplements thereto, when filed, furnished, distributed, or disseminated, as applicable, (a) will comply as to form in all material respects with the requirements of Applicable Law, including the Exchange Act, to the extent applicable, and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.05    Available Funds. Parent and Merger Sub, as of the date of this Agreement, has, and as of the Closing Date, will have sufficient cash or other sources of immediately available funds as necessary to consummate the Transactions and the other agreements entered into in connection with the Transactions, including for the payment of the aggregate Per Share Merger Consideration and all other cash amounts payable pursuant to this Agreement.

Section 5.06    Brokers. Except for S. Goldman Advisors LLC, the fees and expenses of which will be paid by Parent or its Affiliates, no broker, finder, or agent is entitled to any broker’s, finder’s, or other similar fee or commission with respect to this Agreement or the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 5.07    HSR Approval; Antitrust Laws. No approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other foreign antitrust or competition Laws are required in order for Parent and Merger Sub to enter into this Agreement and consummate the Merger and the other Transactions contemplated by this Agreement.

Section 5.08    No Additional Representations. Except for the representations and warranties contained in this Article V, the Company acknowledges that neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or any of its respective Subsidiaries or with respect to any other information provided to the Company in connection with the Transactions. Neither Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts, or other material made available to the Company in any form in expectation of, or in connection with, the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01    Conduct of Business by the Company Pending the Merger.

(a)    After the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (i) as required by Applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic, (ii) as otherwise expressly required by this Agreement or (iii) as consented to by Parent in writing (which written consent will not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to (A) conduct its business, in all material respects, in, the ordinary course of business consistent with past practice, (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, and (C) use commercially reasonable efforts to keep in full force and effect all material permits and all material insurance policies maintained by it and its Subsidiaries, other than changes to such policies made in the ordinary course of business.

(b)    Without limiting the generality of the foregoing, after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (A) as required by Applicable Law or as may be reasonably necessary to respond to the COVID-19 or other pandemic (B) as otherwise expressly required by this Agreement or (C) as consented to by Parent in writing (which written consent will not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each of its Subsidiaries not to:

(i)    amend the articles of incorporation, bylaws, or Certificates of Designation of the Company (whether by merger, consolidation, or otherwise);

(ii)    (A) declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock, property, or otherwise) in respect of, any Company Securities or equity securities of its Subsidiaries, other than dividends and distributions by a direct or indirect Subsidiary of the Company to its parent, (B) split, combine, or reclassify any Company Securities, (C) issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for, any Company Securities, (D) purchase, redeem, or otherwise acquire any Company Securities, or (E) amend, modify, or change of any term of, or material default under, any indebtedness of the Company or any of its Subsidiaries;

(iii)    (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any Company Securities (other than the issuance of shares of Common Stock upon the conversion of the Convertible Debenture, the settlement or the exercise of Company Equity Awards outstanding as of the date hereof and the issuance of Company Securities pursuant to any compensatory plans, programs, agreements or arrangements with non-employee members of the Company Board in effect as the date hereof in the ordinary course of business, in each case in accordance with their respective terms), or (B) amend any term of any Company Securities (in each case, whether by merger, consolidation, or otherwise), other than the acceleration of vesting of Company Options as required by the terms of the Company Equity Incentive Plan and in accordance with Section 3.02(e) hereof;

(iv)    recommend, propose, announce, adopt or vote to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries; or

(v)    authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (v) of this Section 6.01(b).

(c)    Parent shall not take or permit any of its Affiliates (including, for this purpose, the Company or its Subsidiaries) to take any action or omit to take any action that is reasonably expected to (i) result in any of the conditions of the Merger set forth in Article VIII not being satisfied or (ii) prevent the consummation of the Merger.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01    Preparation of Schedule 13E-3 and Proxy Statement.

(a)    As promptly as practicable following the date of this Agreement, Parent, Merger Sub, their Affiliates, and the Company shall prepare and file with the SEC the Rule 13E-3 transaction statement on Schedule 13E-3 relating to the adoption of this Agreement by the stockholders of the Company (including all exhibits and any amendments or supplements thereto, the “Schedule 13E-3”), including a proxy statement relating to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the holders of Common Stock and Series I Preferred Stock (including all exhibits and any amendments or supplements thereto, the “Proxy Statement”). Parent, Merger Sub, and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each party agrees to promptly provide the other parties and their respective counsels with copies of any comments that such party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub, and the Company shall furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3. Each of Parent, Merger Sub, the Company, and their respective counsels shall be given an opportunity to review and comment on the Schedule 13E-3 (and the Proxy Statement included therein) and each supplement, amendment, or response to comments with respect thereto prior to filing with the SEC, and the Company shall consider all additions, deletions, or changes proposed by Parent. Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation of the Schedule 13E-3 (and the Proxy Statement included therein), and the resolution of comments from the SEC. If at any time prior to the Effective Time, any information relating to the Company, Parent, Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent, or Merger Sub which should be set forth in an amendment or supplement to the Schedule 13E-3 (and the Proxy Statement included therein), so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be disseminated to the stockholders of the Company to the extent required by Law; provided, however, that no representation, warranty, covenant, or agreement is made by Parent, Merger Sub or the Company with respect to information supplied by the other party for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3, as applicable.

(b)    Upon the filing of the Schedule 13E-3 (and the Proxy Statement included therein), the Company shall comply with Section 7.02 and mail the Proxy Statement and all other proxy materials to the holders of the shares of Common Stock and Series I Preferred Stock and, if necessary in order to comply with Applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material.

(c)    Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 7.03, solely in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Sub (i) the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or any amendment or supplement thereto, (ii) any comments thereon or requests related thereto or any other filing or correspondence with the SEC or any other Governmental Authority, in each case with respect to such disclosure, or (iii) any notification with respect to any of the foregoing.

Section 7.02    Company Stockholders’ Meeting; Required Stockholder Vote; Commitment to Vote.

(a)    As soon as reasonably practicable, but no earlier than the 30th calendar day and no later than the 40th calendar day after the date on which the Schedule 13E-3 is filed with the SEC and mailed to the holders of the shares of Common Stock and Series I Preferred Stock, the Company shall hold the Company Stockholders’ Meeting for the purpose of obtaining the Required Stockholder Vote in accordance with the Company Charter Documents and the MIBCA; provided, however, for the avoidance of doubt, the Company may postpone or adjourn the Company Stockholders’ Meeting (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), or (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Special Committee has determined in good faith after consultation with outside legal counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting; provided, that, in the case of clause (ii), in no event shall the Company Stockholders’ Meeting be adjourned or postponed for longer than ten (10) calendar days without the prior written consent of Parent.

(b)    The Company Board shall establish a record date for purposes of determining stockholders entitled to notice of and vote at the Company Stockholders’ Meeting (the “Record Date”). Once a Record Date is established, the Company shall not change such Record Date or establish a different record date for the Company Stockholders’ Meeting without the prior written consent of Parent, unless required to do so by Applicable Law or the Company Charter Documents. In the event that the date of the Company Stockholders’ Meeting as originally called is for any reason adjourned or postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall implement such adjournment or postponement or other delay in such a way that the Company does not establish a new Record Date for the Company Stockholders’ Meeting, as so adjourned, postponed, or delayed, except as required by Applicable Law or the Company Charter Documents.

(c)    NSC shall cause the NSC Company Shares, together with any other shares of Common Stock and Series I Preferred Stock owned beneficially or of record by it or any Affiliate of NSC, including, for the avoidance of doubt, any shares of Common Stock issuable upon conversion of the Convertible Debenture (other than the Company or any of its Subsidiaries other than shares of Common Stock underlying unexercised Company Options), to be voted in favor of the approval and authorization of this Agreement at the Company Stockholders’ Meeting or any postponement or adjournment thereof unless the Special Committee has made an Adverse Recommendation Change pursuant to and in accordance with Section 7.03, in which case NSC and its Affiliates shall be free to vote the NSC Company Shares and such other shares of Common

Stock and Series I Preferred Stock owned beneficially or of record by NSC, Merger Sub, or any other Affiliates of NSC (other than the Company or any of its Subsidiaries) in their sole discretion. Prior to the Effective Time, NSC shall not, and shall cause its Affiliates not to, (i) vote any of the NSC Company Shares and such other shares of Common Stock or Series I Preferred Stock owned beneficially or of record by NSC, Merger Sub, or any other Affiliates of NSC (other than the Company or any of its Subsidiaries) in favor of the removal of any director of the Company or in favor of the election of any director not approved by the Special Committee, (ii) (A) sell, offer to sell, contract or agree to sell, (B) hypothecate, pledge, grant a security interest in or Lien on, grant any option to purchase or otherwise dispose of or agree to dispose of, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any NSC Company Shares, (C) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any NSC Company Shares or (D) take any action in furtherance of or announce any intention to, in each case, effect any transaction specified in the foregoing clause (A) through (C); provided that, solely to the extent any transaction referenced in clause (B) or (C), individually or in the aggregate, is not reasonably likely to result in NSC transferring its voting power of or in the NSC Company Shares, NSC may effect such transactions in clause (B) or (C) or (iii) transfer its rights in and to the Convertible Debenture, including voting rights in the shares of Common Stock issuable upon conversion of the Convertible Debenture, to any Person who is not an Affiliate of NSC. NSC agrees not to, directly or indirectly, deposit any of the NSC Company Shares in a voting trust, enter into a voting trust or subject any of the NSC Company Shares to any arrangement with respect to the voting of such NSC Company Shares other than this Section 7.02(c). Any transfer or attempted transfer of NSC Company Shares in violation of this Section 7.02(c) shall be, to the fullest extent permitted by applicable Law, null and void ab initio.

(d)    Subject to Section 7.03, the Company Board shall make the Company Board Recommendation and the Special Committee shall make the Special Committee Recommendation. In the event that subsequent to the date of this Agreement, the Special Committee authorizes the Company to terminate this Agreement pursuant to Section 9.01(b) or Section 9.01(c), the Company shall not be required to convene the Company Stockholders’ Meeting and submit this Agreement to the holders of the shares of Common Stock and Series I Preferred Stock for approval and authorization; provided, that, for the avoidance of doubt, notwithstanding any Adverse Recommendation Change made pursuant to and in accordance with Section 7.03, in the event that this Agreement is not terminated pursuant to and in accordance with Section 9.01(b) or Section 9.01(c), the Company shall be required to convene the Company Stockholders’ Meeting and submit this Agreement to the holders of the shares of Common Stock and Series I Preferred Stock for approval and authorization. Upon request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis as to the aggregate tally of the proxies received by the Company with respect to the Required Stockholder Vote.

Section 7.03    No Solicitation.

(a)    General Prohibitions. Subject to Section 7.03(b) after the date of this Agreement and prior to the earlier of the termination of this Agreement in accordance with Article IX and the Effective Time, the Company Board and the Special Committee shall not, and shall not authorize or direct the Company or any of the Special Committee or the Company’s representatives to, directly or indirectly:

(i)    solicit, initiate, knowingly facilitate, knowingly encourage or knowingly induce or take any other action intended to lead to any inquiries or any proposals that constitute or could reasonably be expected to lead to an Acquisition Proposal;

(ii)    enter into or participate in any discussions or negotiations with, furnish or afford access to any confidential or non-public information relating to the Company or any of its Subsidiaries to any Person or Group (other than Parent or Merger Sub or any of their Affiliates) in connection with or in response to any inquiry or any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal (except solely to provide notice of the existence of these provisions);

(iii)    fail to make, withdraw, or modify or amend in a manner adverse to Parent the Special Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”);

(iv)    grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; or

(v)    approve, endorse, recommend, or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, or other similar instrument relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b)    Exceptions.

(i)    At any time prior to (but not at any time after) obtaining the Required Stockholder Vote, the Company (at the direction of the Special Committee), directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Person or Group and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Acquisition Proposal that (I) did not result from a breach or violation of the provisions of Section 7.03(a), and (II) the Special Committee reasonably believes in good faith, after consulting with its outside legal counsel and financial advisor, would reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Person or Group or its Representatives or its financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided for informational purposes only to Parent) if, in the case of either clause (A) or (B), the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law and the Special Committee shall have provided to Parent and Merger Sub two days’ prior written notice of its intention to take any action discussed in clause (A) or (B); provided, that all such information provided or made available to such Person or Group (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Person or Group.

(ii)    At any time prior to (but not at any time after) obtaining the Required Stockholder Vote, in response to a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) that was not known or reasonably foreseeable by the Special Committee as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an “Intervening Event”), if the Special Committee reasonably determines in good faith, after consultation with outside legal counsel and financial advisor, that in light of such Intervening Event, the failure of the Special Committee to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under Applicable Law, the Special Committee may make an Adverse Recommendation Change; provided, however, that the Special Committee shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 7.03(b)(ii) unless the Special Committee has (A) provided to Parent at least five Business Days’ prior written notice advising Parent that the Special Committee intends to take such action and specifying the facts underlying the Special Committee determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such five Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

(iii)    At any time prior to (but not at any time after) obtaining the Required Stockholder Vote, the Special Committee may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 7.03 and the Special Committee reasonably determines in good faith, after consultation with outside legal counsel and financial advisor, that in light of such Superior Proposal, the failure of the Special Committee to take such action would be inconsistent with its fiduciary duties under Applicable Law; provided, however, the Special Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Special Committee promptly notifies Parent, in writing, at least three Business Days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Special Committee has determined to be a Superior Proposal and that the Special Committee intends to make an Adverse Recommendation Change, (B) the Special Committee attaches to such notice the most current version of the proposed agreement and the identity of the Person or Group making such Superior Proposal, (C) during such three Business Day period, if requested by Parent, the Special Committee has, and has directed its Representatives to, engage in negotiations with Parent in good faith to amend this Agreement or increase the Per Share Merger Consideration in such a manner that such Superior Proposal ceases to constitute a Superior Proposal, and (D) following such three Business Day period, the Special Committee shall have determined in good faith, taking into account any changes to this Agreement or increase to the Per Share Merger Consideration made or proposed in writing by Parent and Merger Sub, that such Superior

Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Special Committee and a new two Business Day period before making an Adverse Recommendation Change, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any three or two Business Day period, as applicable.

(c)    Required Notices.

(i)    The Company, the Special Committee and the Company Board shall not take any of the actions referred to in Section 7.03(b) unless the Company shall have first complied with the applicable requirements of this Section 7.03(c).

(ii)    The Special Committee shall promptly notify Parent, in writing, and in no event later than 24 hours after receipt by the Special Committee (or any of its Representatives), if any proposal, offer, inquiry or other contact is received by, or any discussions or negotiations are sought to be initiated or continued with, the Company in respect of any Acquisition Proposal, and shall, in any such notice to Parent, indicate the identity of the Person or Group making such proposal, offer, inquiry or other contact and the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such Person or Group relating to such proposal, offer or inquiry), and thereafter shall promptly keep Parent reasonably informed of all material developments affecting the status and terms of any such proposals, offers or inquiries (and the Special Committee shall promptly provide Parent with copies of any additional material written materials received by the Special Committee (or any of its Representatives) or that the Special Committee (or any of its Representatives) has delivered to any Person or Group making an Acquisition Proposal that relate to such proposals, offers or inquiries) and of the status of any such discussions or negotiations. The Special Committee shall also promptly notify Parent, in writing, and in no event later than 24 hours after receipt by the Special Committee (or any of its Representatives) of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, or records of the Company or any of its Subsidiaries by any third party that has informed the Special Committee (or any of its Representatives) that it is considering making, or has made, an Acquisition Proposal.

Section 7.04    Access to Information; Confidentiality.

(a)    After the date of this Agreement until the Effective Time and subject to Applicable Law, the Company shall (i) give Parent and its counsel, financial advisors, auditors, and other authorized Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its counsel, financial advisors, auditors, and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors, and other authorized Representatives of the Company and its

Subsidiaries to cooperate with Parent and its counsel, financial advisors, auditors, and other authorized Representatives in the matters described in clauses (i) and (ii) above.

(b)    No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant, or agreement in this Agreement of any party or any condition to the obligations of the parties.

Section 7.05    Directors’ and Officers’ Indemnification and Insurance. Parent shall, or Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)    For a period of six years after the Effective Time (the “Indemnification Period”), to the fullest extent permitted under Applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless the Company D&O Indemnified Parties against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Action arising from acts or omissions, and alleged acts or omissions, in their capacities as officers or directors occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), including any Action relating to a claim for indemnification or advancement brought by a Company D&O Indemnified Party), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Action arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), and, upon receipt by the Surviving Corporation of an undertaking by or on behalf of the Company D&O Indemnified Party to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the Company D&O Indemnified Party is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all Company D&O Indemnified Parties and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the Company D&O Indemnified Parties as provided in the Company Charter Documents or any of its Subsidiaries under applicable the Law of the Republic of the Marshall Islands or otherwise.

(b)    For the Indemnification Period, Parent shall cause to be maintained in effect provisions in the Company Charter Documents and similar governing documents of any wholly owned Subsidiary of the Company (or their respective successor entities) regarding elimination of liability and exculpation of present and former directors, indemnification of present and former officers, directors, and employees, and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)    The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period at least covering the Indemnification Period, including the Effective Time, the Company’s directors’ and officers’ insurance policies and the Company’s fiduciary liability insurance policies (collectively, “D&O Insurance”) in place as of and prior to the Effective Time with terms, conditions, retentions, and limits of liability that are no less favorable in the aggregate than for the coverage provided under the Company’s policies as of and prior to the Effective Time, or the Surviving Corporation shall purchase from the Company’s insurance carrier as of and prior to the Effective Time or from an insurance carrier with the same or better credit rating as the Company’s insurance carrier as of and prior to the Effective Time with respect to D&O Insurance comparable D&O Insurance for such Indemnification Period with terms, conditions, retentions, and limits of liability that are no less favorable than as provided in the Company’s policies as of and prior to the Effective Time; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 225% of the amount per annum currently paid by the Company; and, provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)    If Parent, the Surviving Corporation, or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, Parent, the Surviving Corporation, or any of its successors or assigns, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, or any of its successors or assigns, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)    The rights of each Company D&O Indemnified Party under this Section 7.05 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, under the MIBCA, or any other Applicable Law, or under any agreement of any Company D&O Indemnified Party with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Company D&O Indemnified Party; and, for the avoidance of doubt, in the event that any claim or claims for indemnification or advancement pursuant to this Section 7.05 are asserted or made within the Indemnification Period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims.

(f)    Any right of a Company D&O Indemnified Party pursuant to this Section 7.05 shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Company D&O Indemnified Party as provided herein, and shall be enforceable by such Company D&O Indemnified Party and their respective heirs and Representatives against Parent, the Surviving Corporation and their respective successors and assigns.

Section 7.06    Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable (a) the delisting by the Surviving Corporation of the shares of Common Stock from the NYSE, and (b) the deregistration of the shares of Common Stock under the Exchange Act, in each case as promptly as practicable after the Effective Time, and in any event no more than 10  days thereafter.

Section 7.07    Public Announcements. The initial press release concerning this Agreement and the Merger will be a joint press release reasonably acceptable to the Company, the Special Committee and Parent, and will be issued promptly following the execution and delivery of this Agreement. Thereafter, Parent and the Special Committee shall consult with each other before Parent or the Company issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or the NYSE, neither the Company nor Parent shall issue any such press release or make any such other public statement (including statements to the employees of the Company or Parent, as the case may be, or any of their respective Subsidiaries) or schedule any such press conference or conference call without the consent of Parent and the Special Committee.

Section 7.08    Notification of Certain Matters. Each of the Special Committee and Parent shall promptly notify the other of:

(a)    any notice or other communication it becomes aware of from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)    any notice or other communication it becomes aware of from any Governmental Authority in connection with the Transactions; and

(c)    any Actions commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement.

Section 7.09    Further Actions.

(a)    The Company and Parent shall cooperate with one another (i) in determining whether any actions, consents, approvals, or waivers are required to be obtained from parties to any material contracts in connection with the consummation of the Transactions, and (ii) in taking such actions, furnishing information required in connection therewith or with the Company Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)    Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under Applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications, and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations, and other confirmations required to be obtained from any Governmental Authority or other third party to consummate the Transactions; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 7.03(b), and (iii) obtaining all consents and authorizations necessary or advisable under or in connection with the Company’s or any of its Subsidiaries’ debit facilities to permit the consummation of the Transactions and the continued availability of the Company’s or any of its Subsidiaries’ debit facilities following such consummation, including, without limitation, any consent or waiver by the requisite lenders or holders (as applicable) under the Company’s or any of its Subsidiaries’ debit facilities in connection with the Merger and the delisting and deregistration of the shares Common Stock.

(c)    At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 7.10    Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium”, or other antitakeover or similar statute or regulation or provision of the articles of incorporation of the Company shall become applicable to the Transactions, each of the Company, Parent, and Merger Sub and the respective members of their boards of directors and the Special Committee shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the Transactions.

Section 7.11    Litigation. Each of the Company and Parent shall promptly advise the other of any Action involving the Company or any of its officers or directors, the Special Committee or the Parent or any of its Affiliates, relating to this Agreement or the Transactions and shall keep the other informed and consult with the other regarding the status of such Action on an ongoing basis. The Company and Parent shall cooperate with and give the other the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent and the Special Committee which consent shall not be unreasonably delayed or withheld.

Section 7.12    Special Committee. Prior to the Effective Time, for all purposes hereunder, the Company shall act, including with respect to the granting of any consent, permission or waiver or the making of any determination in connection with this Agreement and the transactions contemplated hereby, only as directed by the Special Committee or its designees, and the Company Board shall not (a) eliminate the Special Committee, or revoke or diminish the authority of the Special Committee or (b) remove or cause the removal of any director of the Company Board that is a member of the Special Committee either as a member of the Company Board or the Special Committee without the affirmative vote of the members of the Company Board, including the affirmative vote of each of the other members of the Special Committee.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01    Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger are subject to the satisfaction of the following conditions:

(a)     Required Stockholder Vote. The Required Stockholder Vote shall have been obtained.

(b)    No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger.

Section 8.02    Conditions to the Obligations of Parent and Merger Sub. The obligations of the Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.04, Section 4.06 and Section 4.07 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time).

(ii)    All of the other representations and warranties of the Company contained in Article IV of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Agreements and Covenants. The Company shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d)    Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).

Section 8.03    Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by the Special Committee of the following conditions:

(a)    Representations and Warranties.

(i)    The representations and warranties of Parent and Merger Sub contained in Section 5.01 and Section 5.02 (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time).

(ii)    All of the other representations and warranties of Parent and Merger Sub contained in Article V of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of such time (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all of the obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)    Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04    Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the non-satisfaction of any condition set forth in Article VIII to be satisfied if such non-satisfaction was caused by such party’s failure to comply with this Agreement and consummate the Transactions.

ARTICLE IX

TERMINATION, EFFECTS OF TERMINATION

Section 9.01    Termination. This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the Required Stockholder Vote); provided that termination of this Agreement by the Company may only be effected by action of the Special Committee or the Company Board (acting upon the recommendation of the Special Committee):

(a)    By mutual written consent of Parent and the Company.

(b)    By either Parent or the Company if:

(i)    the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, the failure of the Effective Time to occur on or before the End Date;

(ii)    any Law or Order permanently enjoining, restraining, prohibiting, or otherwise making illegal the consummation of the Merger shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement or other breach has been a material cause of, or resulted in, if the issuance of such final, non-appealable Law or Order; or

(iii)    the Required Stockholder Vote shall not have been obtained upon a vote held at the Company Stockholders’ Meeting or any adjournment thereof.

(c)    By the Company:

(i)    upon a breach by Parent or Merger Sub of any representation, warranty, covenant, or agreement set forth in this Agreement such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied prior to the End Date and such breach would not be curable, or if capable of being cured, has not been cured within the earlier of (A) 30 calendar days of the receipt by Parent of written notice thereof from the Company of such breach, and (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of the Company contained in this Agreement that would result in the closing conditions set forth in Section 8.02 not being satisfied.

(ii)    before the Required Stockholder Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 9.02(b)(i).

(d)    By Parent:

(i)    upon a breach by the Company of any representation, warranty, covenant, or agreement set forth in this Agreement such that the conditions set forth in Section 8.02(a)

or Section 8.02(b) would not be satisfied prior to the End Date and such breach would not be curable or, if capable of being cured, has not been cured within the earlier of (A) 30 calendar days following receipt of written notice by the Company from Parent of such breach, and (B) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if, at the time of such termination, there exists a breach of any representation, warranty, covenant, or agreement of Parent or Merger Sub contained in this Agreement that would result in the closing conditions set forth in Section 8.03 not being satisfied;

(ii)    if the Special Committee shall have effected an Adverse Recommendation Change;

(iii)    if the Special Committee shall have (A) failed to include the Special Committee Recommendation in the Proxy Statement, (B) recommended to the stockholders of the Company an Acquisition Proposal, (C) failed to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement of such Acquisition Proposal, or (D) entered into any letter of intent, memorandum of understanding or other document or Contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.03); or

(iv)    if the Special Committee shall have failed to comply with its no-shop obligations set forth under Section 7.03(a) in any material respect, and failed to remedy such breach within 30 calendar days following receipt of the written request by Parent.

Section 9.02    Expenses; Termination Fee; Additional Costs and Expenses.

(a)    Expenses. Regardless of whether the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger, and the other Transactions shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

(b)    Termination Fee.

(i)    In the event this Agreement is terminated (A) by the Company pursuant to Section 9.01(c)(ii) or (B) by Parent pursuant to Section 9.01(d)(iii) or Section 9.01(d)(iv), then the Company shall pay to Parent (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by Parent a termination fee equal to $1,500,000 (the “Company Termination Fee”). The Company shall pay to Parent the Company Termination Fee within three Business Days after the date of termination.

(ii)    In the event this Agreement is terminated by the Company pursuant to Section 9.01(c)(i), then Parent shall pay to the Company (or its designated Affiliate) by wire transfer of immediately available funds to an account designated by the Company a termination fee equal to $1,500,000 (the “Parent Termination Fee”). Parent shall pay to the Company the Parent Termination Fee within three Business Days after the date of termination.

(c)    Additional Costs and Expenses. The Company acknowledges that the agreements contained in this Section 9.02 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 9.02, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost, or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost, or expense was required to be paid to (but excluding) the payment date. The Company agrees that, in the event the Parent Termination Fee is paid to the Company in accordance with Section 9.02(b)(ii), then the payment thereof shall be the sole and exclusive remedy of the Company and any of its Affiliates, whether at law, in equity, in contract, in tort or otherwise, against Parent, Merger Sub or any of their Affiliates for any breach, loss or damage under this Agreement, or otherwise relating to or arising out of this Agreement or the Transactions (and the termination of this Agreement or any matter forming the basis for such termination) and, upon payment in full of the Parent Termination Fee, Parent, Merger Sub and any of their Affiliates will not have any other liability or obligation to the Company or any of its Affiliates relating to or arising out of this Agreement or the Transactions. Parent and Merger Sub agree that, in the event the Company Termination Fee is paid to Parent in accordance with Section 9.02(b)(i), then the payment thereof shall be the sole and exclusive remedy of Parent and any of its Affiliates, whether at law, in equity, in contract, in tort or otherwise, against the Company or any of their Affiliates for any breach, loss or damage under this Agreement, or otherwise relating to or arising out of this Agreement or the Transactions (and the termination of this Agreement or any matter forming the basis for such termination) and, upon payment in full of the Company Termination Fee, Company and its Affiliates will not have any other liability or obligation to Parent or any of its Affiliates relating to or arising out of this Agreement or the Transactions.

Section 9.03    Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant, or representative of such party) to the other party; provided, however, the provisions of this Section 9.03, Section 9.02, and Article X shall survive any termination of this Agreement pursuant to Section 9.01; provided, further, that, subject to Section 9.02(c), if such termination shall result from the intentional breach by a party of its obligations under this Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. For purposes of this Agreement, an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching party with the intention of breaching the applicable obligation.

ARTICLE X

GENERAL PROVISIONS

Section 10.01    Non-Survival. The representations, warranties, covenants, and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except for those covenants and agreements contained in this Agreement (including Article II,

Article III, Section 7.05, Section 9.02 and this Article X) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

Section 10.02    Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), two Business Days after dispatch from any location in the United States, (c) if sent by e-mail transmission when transmitted and receipt is confirmed (excluding automatically generated confirmation or reply), and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands, and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

N Logistics Holdings Corporation 85 Akti Miaouli Street

Piraeus, Greece 185 38

Attention:     Vasiliki Papaefthymiou

E-mail:         vpapaefthymiou@navios.com, legal_corp@navios.com

with a copy to (which alone shall not constitute notice):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention:     Philip Richter

E-mail:         philip.richter@friedfrank.com

if to the Company:

Navios Maritime Holdings Inc.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman

KY1-1104 Cayman Islands

Attention:     Vasiliki Papaefthymiou

E-mail:         vpapaefthymiou@navios.com, legal_corp@navios.com

with a copy to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention:    Ryan J. Maierson

            Nick S. Dhesi

E-mail:         ryan.maierson@lw.com nick.dhesi@lw.com

Section 10.03    Severability. If any term, provision, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to affect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04    Entire Agreement; Assignment; Amendments and Waivers.

(a)    This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

(b)    The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Except as provided in Section 7.05, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities under this Agreement upon any Person other than the parties and their respective successors and assigns.

(c)    No party may assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time and, after the Effective Time, to any Person.

(d)    Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment shall require the approval of the Special Committee, and (ii) after the Required Stockholder Vote have been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA, Applicable Law, or the Company Charter Documents, unless such amendment is subject to stockholder approval.

(e)    No failure or delay by any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.05    Waiver. At any time prior to the Effective Time, whether before or after the Company Stockholders’ Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations, or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants, or conditions of the Company or with any conditions to its own obligations.

Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. At any time prior to the Effective Time, whether before or after the Company Stockholders’ Meeting, the Company may (by action of the Special Committee) (a) extend the time for the performance of any of the covenants, obligations, or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants, or conditions of Parent or Merger Sub, or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is approved by the Special Committee and set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Section 10.06    Governing Law; Dispute Resolution; Specific Performance.

(a)    This Agreement will be deemed to be made in and in all respects will be interpreted, construed, and governed by and in accordance with the Laws of the Marshall Islands without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the Marshall Islands.

(b)    EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF ANY COURT SITTING IN THE REPUBLIC OF THE MARSHALL ISLANDS AND ANY APPELLATE COURT THEREFROM LOCATED IN THE REPUBLIC OF THE MARSHAL ISLANDS, AND IRREVOCABLY AGREES THAT ALL ACTIONS RELATING TO THIS AGREEMENT, THE MERGER, OR THE TRANSACTIONS MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER, OR THE TRANSACTIONS. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES, AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS, OR PROCEEDINGS AGAINST ANY OTHER PARTY IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

(c)    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

(d)    The parties, including, solely with respect to Section 7.02(c), NSC, agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms of this Agreement and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions of this Agreement in any court identified in Section 10.07(b), in addition to any other remedy to which they are entitled at law or in equity.

Section 10.07    Construction; Counterparts.

(a)    The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)    This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart of this Agreement signed by all of the other parties. Until and unless each party has received a counterpart of this Agreement signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation under this Agreement (whether by virtue of any other oral or written agreement or other communication).

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first written above.

NAVIOS MARITIME HOLDINGS INC.

By	/s/ Vasiliki Papaefthymiou
Name:	Vasiliki Papaefthymiou
Title:	Secretary

N LOGISTICS HOLDINGS CORPORATION

By	/s/ Sofia Tavla
Name:	Sofia Tavla
Title:	Secretary

N SHIPMANAGEMENT ACQUISITION CORP.
(solely for the purposes of Sections 5.01(c), 7.02(c) and 10.06(d))

By	/s/ Brigido Navarro
Name:	Brigido Navarro
Title:	President

NAVIGATION MERGER SUB INC.

By	/s/ Sofia Tavla
Name:	Sofia Tavla
Title:	Secretary

[Signature Page to Agreement and Plan of Merger]

Annex B

Jefferies LLC

520 Madison Avenue

New York, NY 10022

www.jefferies.com

October 22, 2023

Special Committee of the Board of Directors

Navios Maritime Holdings Inc.

Strathvale House

P.O. Box 309, Grand Cayman

Kyi-1104 Cayman Islands

Members of the Special Committee:

We understand that Navios Maritime Holdings Inc., a company organized under the laws of the Republic of the Marshall Islands, (the “Company”), N Logistics Holdings Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), Navigation Merger Sub Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of Parent (“Merger Sub”) and N Shipmanagement Acquisition Corp., a corporation organized under the laws of the Republic of the Marshall Island (solely for the purposes of Sections 5.01(c), 7.02(c) and 10.06(d) thereof), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub will merge with and into the Company in accordance with the Business Corporations Act of the Republic of the Marshall Islands, with the Company continuing as the surviving corporation and a subsidiary of Parent (the “Merger”), (ii) each issued and outstanding share of common stock, $0.0001 par value, of the Company (the “Shares”) other than Shares that are, immediately prior to the effective time of the Merger, (x) held by Parent or Merger Sub (“Parent-Owned Common Stock”), (y) held by the Company as treasury stock, or (z) owned by any Subsidiary of the Company, will be converted into the right to receive $2.28 per Share in cash (the “Per Share Merger Consideration”) less any applicable withholding tax, and (iii) each share of Parent-Owned Common Stock, issued and outstanding immediately prior to the effective time of the Merger, shall be unaffected by the Merger and remain outstanding as one share of common stock of the surviving corporation. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and capitalized terms used herein, but not defined herein, shall have the meanings ascribed to them in the Merger Agreement.

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has asked for our opinion as to whether the Per Share Merger Consideration to be received in the Merger by the holders (other than Parent, Merger Sub or any of their respective affiliates) of Shares (the “Unaffiliated Holders”) pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated October 21, 2023 of the Merger Agreement;

(ii)	reviewed a draft dated October 21, 2023 of the Convertible Debenture Amendment;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)

reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses under various business assumptions, relating to the business, operations and prospects of the Company that was approved for our use by the Special Committee;

(iv)	held discussions with members of senior management of the Company and the Special Committee concerning the matters described in clauses (iii) and (iv) above;

(v)	reviewed the share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	reviewed the proposed financial terms of the Merger and compared them with the publicly available financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company and approved for our use by the Special Committee, or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. With the permission of the Special Committee, we have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals or any such physical inspections, nor do we assume any responsibility to obtain any such evaluations, appraisals or physical inspections.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The management of the Company has informed us, however, and we have assumed with the permission of the Special Committee, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company under various business assumptions. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and with the permission of the Special Committee, we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its shareholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Merger to any holder of Shares. We have assumed that the final forms of each of the Merger Agreement and the Convertible Debenture Amendment will be substantially similar to the last drafts reviewed by us in all respects material to our opinion. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any term, condition or agreement and in compliance with applicable laws, documents and other requirements. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Merger in any respect material to our opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Unaffiliated Holders, from a financial point of view, of the Per Share Merger Consideration to be received by the Unaffiliated Holders in the Merger. Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation to any holder of Shares as to how any such holder should vote in the Merger or how any such holder should act with respect to the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the Unaffiliated Holders. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Per Share Merger Consideration to be received by the Unaffiliated Holders, or otherwise. Our opinion has been authorized by the Fairness Opinion Committee of Jefferies LLC.

We have been engaged by the Special Committee to act as financial advisor to the Special Committee in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a portion of which is contingent upon consummation of the Merger. We will also be reimbursed for expenses reasonably incurred in connection with our engagement, and the Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement.

In 2022, Jefferies LLC provided financial advisory services to the Conflicts Committee of Navios Maritime Partners, L.P., an affiliate of the Company, in its acquisition of a certain assets from the Company, for which we received a fee. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company, Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to Parent or entities that are affiliated with Parent, for which we would expect to receive compensation.

Our financial advisory services and this opinion are provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed Merger. Except as otherwise expressly provided in our engagement letter with the Special Committee and the Company, our opinion may not be used or referred to by the Company, its Board of Directors or the Special Committee, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Merger Consideration to be received in the Merger by the Unaffiliated Holders pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Holders.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

B-4